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# 2010 Annual Report and Proxy Statement

TO OUR STOCKHOLDERS:

Fiscal year 2010 was a year of significant challenges and opportunity for Microchip brought on by the global economic conditions throughout the world. What started out as a gloomy year filled with the uncertainty of the global economic crisis turned out to be a year of significant sequential revenue growth and profitability for Microchip. For the first time in Microchip's history we achieved double-digit percentage sequential revenue growth in every quarter during a fiscal year, and in the fourth quarter of fiscal 2010 we achieved all time records for revenue, non-GAAP gross margin and non-GAAP earnings per share. We firmly believe that the manner in which we handled the 2009 recession has positioned us exceptionally well to gain market share in all of our strategic product lines in the future. As you are well aware, last fiscal year (fiscal 2009) was the most difficult year in the history of Microchip due to the global financial crisis. Our decision not to lay off any of our employees during the recession allowed us to keep our new product development activities on track, resulting in a record number of new product introductions in fiscal 2010. Additionally, our customer support activities were in full force, allowing our sales team to help our customers design their way out of the recession using Microchip's innovative products. Our actions during the recession have made Microchip stronger, and positioned us nicely for the future.

A summary of some of Microchip's key accomplishments during fiscal year 2010 include:

- We were one of the few semiconductor companies that remained profitable throughout the global financial crisis. In fiscal 2010, our net sales were up 4.9% over fiscal 2009 and our net income was $216.0 million, which was 22.8% of sales.

- Microchip continued to generate high levels of cash from its operations which allowed us to grow our cash and investment balance during fiscal 2010 by $90.8 million, even after paying out a record annual dividend of $249.6 million. The quarterly cash dividend payment we made in the fourth quarter of fiscal 2010 was a record 34.1 cents per share.

- We introduced approximately 150 microcontrollers, analog products and memory products. Today we have over 700 microcontroller products and over 600 analog products in our portfolio.

- Based on Semiconductor Industry Association (SIA) data, we gained market share in all of our target markets -- 8-bit and 16-bit microcontrollers, and analog. We are continuing to expand our 32-bit microcontroller product offering with outstanding market acceptance. This business is growing at a rapid pace, albeit from a small base.

- Microchip's analog products attained new highs in revenue in fiscal 2010 and ended the year with an annual revenue run rate of over $125 million (by annualizing the fourth quarter results). Over the past two years, Microchip was the fastest growing diversified analog company in the semiconductor industry.

- Microchip shipped 160,243 development systems in fiscal 2010, a 17.4% increase over the previous fiscal year. Every quarter in fiscal 2010 set a new record for quarterly development tools shipped. We believe development tool shipments are an excellent leading indicator of the future success of Microchip's products as a development tool is often the first item a customer needs to purchase when beginning their design process with one of our microcontroller products.

- During fiscal 2010, we announced our agreement to acquire Silicon Storage Technology, Inc. ("SST") and we closed this acquisition on April 8, 2010. Through this acquisition Microchip gained access to SST's SuperFlash® technology and extensive patent portfolio, which are critical building blocks for advanced microcontrollers. We expect that the SST acquisition will enhance our ability to customize technology variants, thereby adding an advantage over competing technologies. Since completing the acquisition, we have already made significant progress in rationalizing SST's business and expect that the acquisition will significantly add to Microchip's value proposition to both its customers and stockholders.

- During fiscal 2010, we acquired ZeroG Wireless, Inc. ("ZeroG"), an innovator in low-power embedded Wi-Fi® solutions. ZeroG is a developer of Wi-Fi-certified transceivers and FCC-certified modules which further strengthen Microchip's wireless offerings by enabling embedded designers to easily connect to this ubiquitous networking protocol with any 8-, 16- or 32-bit PIC® microcontroller.

- During fiscal 2010, Microchip successfully integrated and expanded the market position of R&E International, a leading provider of analog products addressing the safety and security markets. We acquired R&E International at the end of fiscal 2009.

- Microchip won the 2010 Arizona Business Leadership Award, and was named to the Phoenix Business Journal's "Best Places to Work in the Valley" for the third consecutive year. During fiscal 2010, I had the distinct honor of receiving the Executive of the Year award in the annual EE times ACE Awards, and I was included in the Phoenix Business Journal's annual list of Most Admired CEOs. While these awards were bestowed on me, they were possible only because of the hard work and extraordinary results created by the global Microchip team and as such, belong to them.

- Microchip's products also gained numerous honors for product excellence in fiscal 2010. The PIC24F16KA eXtreme Low Power PIC microcontrollers won the prestigious EDN Innovation Award in the Microcontroller category, and the MCP651/2/5 operational amplifiers were finalists in the Analog Signal Path category. Both of these products were also named finalists in the Design News Golden Mousetrap Awards.

As we begin fiscal year 2011, there remain plenty of challenges in the global economy. However, we believe we have positioned Microchip to gain market share and deliver outstanding financial performance in fiscal 2011. I want to express my sincere appreciation to our customers, stockholders and employees for your ongoing support of Microchip.



Steve Sanghi
President and CEO
Microchip Technology Incorporated

The statements contained in this stockholder letter relating to being positioned well to gain market share in all of our strategic product lines, positioning Microchip nicely for the future, continuing to expand our 32-bit microcontroller product offering with outstanding market acceptance, growing that business at a rapid pace, development tools being an excellent leading indicator of the future success of our products, the SST acquisition enhancing our ability to customize technology variants thereby adding an advantage over competing technologies, the SST acquisition significantly adding to our value proposition to customers and stockholders, the ZeroG acquisition further strengthening our wireless offerings, challenges in the global economy and positioning Microchip to gain market share and deliver outstanding financial performance in fiscal 2011 are forward-looking statements made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. These statements involve risks and uncertainties that could cause our actual results to differ materially, including, but not limited to: the strength of the economic recovery or any unexpected fluctuations or weakness in the U.S. and global economies, changes in demand or market acceptance of our products and the products of our customers; the mix of inventory we hold and our ability to satisfy short-term orders from our inventory; changes in utilization of our manufacturing capacity and our ability to effectively ramp our production levels; competitive developments including pricing pressures; the level of orders that are received and can be shipped in a quarter; the level of sell-through of our products through distribution; changes or fluctuations in customer order patterns and seasonality; foreign currency effects on our business; the impact of any significant acquisitions that we make; costs and outcome of any current or future tax audit or any litigation involving intellectual property, customers or other issues; difficulties associated with successfully integrating SST's business with our business and technologies; unexpected costs related to the integration of SST; the risk that our customers may fail to accept the SST product offerings; disruptions in our business or the businesses of our customers or suppliers due to natural disasters, terrorist activity, armed conflict, war, worldwide oil prices and supply, public health concerns or disruptions in the transportation system including the recent volcanic activity in Iceland; and general economic, industry or political conditions in the United States or internationally.

Stockholders of Microchip are cautioned not to place undue reliance on our forward-looking statements, which speak only as of the date such statements are made. Microchip does not undertake any obligation to publicly update any forward-looking statements to reflect events, circumstances or new information after the date of this stockholder letter, or to reflect the occurrence of unanticipated events.



MICROCHIP TECHNOLOGY INCORPORATED

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## NOTICE OF ANNUAL MEETING OF STOCKHOLDERS
**August 20, 2010**

**TIME:** 9:00 a.m. Pacific Time

**PLACE:** Microchip Technology Incorporated
At its subsidiary, Silicon Storage Technology, Inc. located at
1020 Kifer Road, Sunnyvale, California 94086

**ITEMS OF BUSINESS:**

(1) To elect five directors to serve until the next annual meeting of stockholders or until their successors are elected and qualified.

(2) To ratify the appointment of Ernst & Young LLP as the independent registered public accounting firm of Microchip for the fiscal year ending March 31, 2011.

(3) To transact such other business as may properly come before the annual meeting or any adjournment(s) thereof.

The Microchip Board of Directors recommends that you vote for each of the foregoing items.

**RECORD DATE:** Holders of Microchip common stock of record at the close of business on June 21, 2010 are entitled to vote at the annual meeting.

**ANNUAL REPORT:** Microchip's fiscal 2010 Annual Report, which is not a part of the proxy soliciting material, is enclosed.

**PROXY:** It is important that your shares be represented and voted at the annual meeting. You can vote your shares by completing and returning the proxy card sent to you. Stockholders may have a choice of voting their shares over the Internet or by telephone. If Internet or telephone voting is available to you, voting instructions are printed on the proxy card sent to you. You can revoke your proxy at any time prior to its exercise at the annual meeting by following the instructions in the accompanying proxy statement.

Kim van Herk
Kim van Herk
Secretary

**Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to be Held on August 20, 2010**

The Microchip Notice of Annual Meeting, Proxy Statement and Annual Report on Form 10-K for the fiscal year ended March 31, 2010 are available at *www.microchip.com/annual_reports*.

Chandler, Arizona
July 12, 2010

(This page intentionally left blank)



**MICROCHIP TECHNOLOGY INCORPORATED**
**2355 West Chandler Boulevard**
**Chandler, Arizona 85224-6199**

# PROXY STATEMENT

You are cordially invited to attend our annual meeting on Friday, August 20, 2010, beginning at 9:00 a.m., Pacific Time. The annual meeting will be held at the offices of our subsidiary, Silicon Storage Technology, Inc. ("SST"), located at 1020 Kifer Road, Sunnyvale, California 94086.

We are providing these proxy materials in connection with the solicitation by the Board of Directors (the "Board") of Microchip Technology Incorporated ("Microchip") of proxies to be voted at Microchip's 2010 annual meeting of stockholders and at any adjournment(s) thereof.

Our fiscal year begins on April 1 and ends on March 31. References in this proxy statement to fiscal 2010 refer to the 12-month period from April 1, 2009 through March 31, 2010, and references to fiscal 2009 refer to the 12-month period from April 1, 2008 through March 31, 2009.

We anticipate first mailing this proxy statement and accompanying form of proxy on July 12, 2010 to holders of Microchip's common stock on June 21, 2010, the Record Date for the annual meeting.

## PROXIES AND VOTING PROCEDURES

**YOUR VOTE IS IMPORTANT**. Because many stockholders cannot attend the annual meeting in person, it is necessary that a large number of stockholders be represented by proxy. Stockholders may have a choice of voting over the Internet, by using a toll-free telephone number or by completing a proxy card and mailing it in the postage-paid envelope provided. Please refer to your proxy card or the information forwarded by your bank, broker or other holder of record to see which options are available to you. Under Delaware law, stockholders may submit proxies electronically. Please be aware that if you vote over the Internet, you may incur costs such as telephone and Internet access charges for which you will be responsible.

You can revoke your proxy at any time before it is exercised by timely delivery of a properly executed, later-dated proxy (including an Internet or telephone vote if these options are available to you) or by voting by ballot at the annual meeting.

The method by which you vote will in no way limit your right to vote at the annual meeting if you later decide to attend in person. If your shares are held in the name of a bank, broker or other holder of record, you must obtain a proxy, executed in your favor, from the holder of record, to be able to vote at the annual meeting.

All shares entitled to vote and represented by properly completed proxies received prior to the annual meeting and not revoked will be voted at the annual meeting in accordance with the instructions on such proxies. **IF YOU DO NOT INDICATE HOW YOUR SHARES SHOULD BE VOTED ON A MATTER, THE SHARES REPRESENTED BY YOUR PROPERLY COMPLETED PROXY WILL BE VOTED AS OUR BOARD OF DIRECTORS RECOMMENDS.**

If any other matters are properly presented at the annual meeting for consideration, including, among other things, consideration of a motion to adjourn the annual meeting to another time or place, the persons named as proxies and acting thereunder will have discretion to vote on those matters according to their best judgment to the same extent as the person delivering the proxy would be entitled to vote. At the date this proxy statement went to press, we did not anticipate that any other matters would be raised at the annual meeting.

**Stockholders Entitled to Vote**

Stockholders of record at the close of business on the Record Date, June 21, 2010, are entitled to notice of and to vote at the annual meeting. Each share is entitled to one vote on each of the five director nominees and one vote on each other matter properly brought before the annual meeting. On the Record Date, there were 185,894,984 shares of our common stock issued and outstanding.

In accordance with Delaware law, a list of stockholders entitled to vote at the annual meeting will be available at the annual meeting on August 20, 2010, and for 10 days prior to the annual meeting at 2355 West Chandler Boulevard, Chandler, Arizona, between the hours of 9:00 a.m. and 4:30 p.m., Mountain Standard Time.

**Required Vote**

*Quorum, Abstentions and Broker Non-Votes*

The presence, in person or by proxy, of the holders of a majority of the shares entitled to vote at the annual meeting is necessary to constitute a quorum at the annual meeting. Abstentions and broker "non-votes" are counted as present and entitled to vote for purposes of determining a quorum. A broker "non-vote" occurs when a nominee holding shares for a beneficial owner (i.e., in "street name") does not vote on a particular proposal because the nominee does not have discretionary voting power with respect to that item and has not received instructions from the beneficial owner. Under the rules of the New York Stock Exchange (NYSE), which apply to NYSE member brokers trading in non-NYSE stock, brokers have discretionary authority to vote shares on certain routine matters if customer instructions are not provided. Proposal Two to be considered at the annual meeting may be treated as a routine matter. Consequently, if you do not return a proxy card, your broker may have discretion to vote your shares on such matter.

*Election of Directors (Proposal One)*

A plurality of the votes duly cast is required for the election of directors (i.e., the five nominees receiving the greatest number of votes will be elected). Abstentions and broker "non-votes" will not affect the election of directors.

*Ratification of Independent Registered Public Accounting Firm (Proposal Two)*

The affirmative vote of the holders of a majority of the shares of common stock present in person or represented by proxy and entitled to vote at the annual meeting is required for ratification of the appointment of Ernst & Young LLP as the independent registered public accounting firm of Microchip for the fiscal year ending March 31, 2011. An abstention will have the same effect as voting against this proposal. Broker "non-votes" are not counted for purposes of approving the ratification of our accounting firm, and thus will not affect the outcome of the voting on this proposal.

**Electronic Access to Proxy Statement and Annual Report**

This proxy statement and our fiscal 2010 Annual Report are available at *www.microchip.com/annual_reports.*

We will post our future proxy statements and annual reports on Form 10-K on our website as soon as reasonably practicable after they are electronically filed with the Securities and Exchange Commission (the "SEC"). All such filings on our website are available free of charge. The information on our website is **not** incorporated into this proxy statement. Our Internet address is *www.microchip.com.*

### Cost of Proxy Solicitation

Microchip will pay its costs of soliciting proxies. Proxies may be solicited on behalf of Microchip by its directors, officers or employees in person or by telephone, facsimile or other electronic means. We may also reimburse brokerage firms and other custodians, nominees and fiduciaries for their expenses incurred in sending proxies and proxy materials to beneficial owners of Microchip common stock.

## THE BOARD OF DIRECTORS

### Meetings of the Board of Directors

Our Board of Directors met ten times in fiscal 2010. During fiscal 2010, each of Mr. Day and Mr. Meyercord attended 100% of the meetings of the Board of Directors, and Mr. Chapman, Mr. Hugo-Martinez and Mr. Sanghi attended 9 of the 10 meetings of the Board of Directors. Each director attended 100% of the meetings of the committees on which such director served, other than Mr. Hugo-Martinez who attended 8 of the 9 Compensation Committee meetings. The Board of Directors has a practice of meeting in executive session on a periodic basis without management or management directors (i.e., Mr. Sanghi) present. The Board of Directors has determined that each of Mr. Chapman, Mr. Day, Mr. Hugo-Martinez and Mr. Meyercord is an independent director as defined by applicable SEC rules and NASDAQ listing standards.

### Board Leadership Structure

The Board of Directors believes that Microchip's Chief Executive Officer, Steve Sanghi, is best situated to serve as Chairman because he is the director most familiar with Microchip's business and industry, and most capable of effectively identifying strategic priorities and leading the discussion and execution of strategy. The Board's independent directors have different perspectives and roles in strategic development. In particular, Microchip's independent directors bring experience, oversight and expertise from outside the company and the industry, while the Chief Executive Officer brings company-specific experience and expertise. The Board of Directors believes that the combined role of Chairman and Chief Executive Officer promotes strategy development and execution, and facilitates information flow between management and the Board of Directors, which are essential to effective governance. Microchip does not have a lead independent director.

The Board of Directors and the Board committees oversee risk management in a number of ways. The Audit Committee oversees the management of financial and accounting related risks as an integral part of it duties. Similarly, the Compensation Committee considers risk management when setting the compensation policies and programs for Microchip's executive officers. The Board of Directors and the Audit Committee regularly receive reports on various risk related items including risks related to manufacturing operations, intellectual property, taxes, products and employees. The Board and the Audit Committee also receive periodic reports on Microchip's efforts to manage such risks through safety measures, insurance or self-insurance.

### Communications from Stockholders

Stockholders may communicate with the Board of Directors or individual members of the Board of Directors, provided that all such communication is submitted in writing to the attention of the Secretary at Microchip Technology Incorporated, 2355 West Chandler Boulevard, Chandler, Arizona 85224-6199, who will then forward such communication to the appropriate director or directors.

### Committees of the Board of Directors

The following table lists our three Board committees, the directors who served on them and the number of committee meetings held in fiscal 2010:

**Membership on Board Committees in Fiscal 2010**

| Name | Audit | Compensation | Nominating and Governance |
|---|---|---|---|
| Mr. Chapman | C | | • |
| Mr. Day | | C | • |
| Mr. Hugo-Martinez | • | • | • |
| Mr. Meyercord | • | • | C |
| Meetings held in fiscal 2010 | 8 | 9 | 1 |

C = *Chair*
• = *Member*

*Audit Committee*

The responsibilities of our Audit Committee are to appoint, compensate, retain and oversee Microchip's independent registered public accounting firm, oversee the accounting and financial reporting processes of Microchip and audits of its financial statements, and provide the Board of Directors with the results of such monitoring. These responsibilities are further described in the committee charter. A copy of the Audit Committee Charter, as last amended on May 13, 2007, is available at the Corporate/Investors section under Mission Statement/Corporate Governance on www.microchip.com.

Our Board of Directors has determined that all members of the Audit Committee are independent directors as defined by applicable SEC rules and NASDAQ listing standards. The Board of Directors has also determined that each of Mr. Chapman, Mr. Hugo-Martinez and Mr. Meyercord meet the requirements for being an "audit committee financial expert" as defined by applicable SEC rules.

In fiscal 2005, our Audit Committee adopted a policy with respect to (i) the receipt, retention and treatment of complaints received by us regarding questionable accounting, internal accounting controls or auditing matters; (ii) the confidential, anonymous submission by our employees of concerns regarding questionable accounting, internal accounting controls or auditing matters; and (iii) the prohibition of harassment, discrimination or retaliation arising from submitting concerns regarding questionable accounting, internal accounting controls or auditing matters or participating in an investigation regarding questionable accounting, internal accounting controls or auditing matters. This policy, called "Legal Compliance," was created in accordance with applicable SEC rules and NASDAQ listing requirements. A copy of this policy is available at the Corporate/Investors section under Mission Statement/Corporate Governance on www.microchip.com.

*Compensation Committee*

Our Compensation Committee has oversight responsibility for the compensation and benefit programs for our executive officers and other employees, and for administering our equity incentive and employee stock purchase plans adopted by our Board of Directors. The responsibilities of our Compensation Committee are further described in the committee charter as adopted on January 29, 2007. A copy of the Compensation Committee Charter is available at the Corporate/Investors section under Mission Statement/Corporate Governance on www.microchip.com.

The Board of Directors has determined that the members of our Compensation Committee are independent directors as defined by applicable SEC rules and NASDAQ listing standards. For more information on our Compensation Committee, please refer to the "*Compensation Discussion and Analysis*" at page 13.

*Nominating and Governance Committee*

Our Nominating and Governance Committee has the responsibility of ensuring that our Board is properly constituted to be able to meet its fiduciary obligations to our stockholders. In so doing, the Nominating and Governance Committee identifies and recommends director candidates, develops and recommends governance principles, and recommends director nominees to serve on committees of the Board of Directors. The responsibilities of our Nominating and Governance Committee are further described in the committee charter which is available at the Corporate/Investors section under Mission Statement/Corporate Governance on www.microchip.com. The Board of Directors has determined that all of the members of the Nominating and Governance Committee are independent directors as defined by applicable SEC rules and NASDAQ listing standards.

When considering a candidate for a director position, the Nominating and Governance Committee looks for demonstrated character, judgment, relevant business, functional and industry experience, and a high degree of skill. The Nominating and Governance Committee does not have a formal policy with respect to diversity; however, the Board of Directors and the Nominating and Governance Committee believe that it is important that the members of the Board of Directors represent diverse viewpoints. Accordingly, the Nominating and Governance Committee considers issues of diversity in identifying and evaluating director nominees, including differences in education, professional experience, viewpoints, technical skills and individual expertise. The Nominating and Governance Committee evaluates director nominees recommended by a stockholder in the same manner as it would any other nominee. The Nominating and Governance Committee will consider nominees recommended by stockholders provided such recommendations are made in accordance with procedures described in this proxy statement under "*Requirements, Including Deadlines, for Receipt of Stockholder Proposals for the 2011 Annual Meeting of Stockholders; Discretionary Authority to Vote on Stockholder Proposals*" at page 33. We do not pay any third party to identify or assist in identifying or evaluating potential nominees for director.

**Attendance at the Annual Meeting of Stockholders**

All directors are encouraged, but not required, to attend our annual meeting of stockholders. All directors attended our 2009 annual meeting of stockholders.

## REPORT OF THE AUDIT COMMITTEE [1]

Our Board of Directors has adopted a written charter setting out the purposes and responsibilities of the Audit Committee. The Board of Directors and the Audit Committee review and assess the adequacy of the charter on an annual basis. A copy of the Audit Committee Charter, as last amended on May 13, 2007, is available at the Corporate/Investors section under Mission Statement/Corporate Governance on www.microchip.com.

Each of the directors who serves on the Audit Committee meets the independence and experience requirements of the SEC rules and NASDAQ listing standards. What this means is the Microchip Board of Directors has determined that no member of the Audit Committee has a relationship with Microchip that may interfere with such member's independence from Microchip and its management, and that all members have the required knowledge and experience to perform their duties as committee members.

We have received from Ernst & Young LLP the written disclosure and the letter required by Rule 3526 of the Public Company Accounting Oversight Board (*Communication with Audit Committees Concerning Independence*) and have discussed with Ernst & Young LLP their independence from Microchip. We also discussed with Ernst & Young LLP all matters required to be discussed by the Statement on Auditing Standards No. 61, as amended (Professional Standards). We have considered whether and determined that the provision of the non-audit services rendered to us by Ernst & Young LLP during fiscal 2010 was compatible with maintaining the independence of Ernst & Young LLP.

We have reviewed and discussed with management the audited annual financial statements included in Microchip's Annual Report on Form 10-K for the fiscal year ended March 31, 2010 and filed with the SEC, as well as the unaudited financial statements filed with Microchip's quarterly reports on Form 10-Q. We also met with both management and Ernst & Young LLP to discuss those financial statements.

Based on these reviews and discussions, we recommended to the Board of Directors that Microchip's audited financial statements be included in Microchip's Annual Report on Form 10-K for the fiscal year ended March 31, 2010 for filing with the SEC.

By the Audit Committee of the Board of Directors:

Matthew W. Chapman (Chairman) Albert J. Hugo-Martinez Wade F. Meyercord

**Director Compensation**

*Procedures Regarding Director Compensation*

The Board of Directors sets non-employee director compensation. Microchip does not pay employee directors for services provided as a member of the Board of Directors. Our program of cash and equity compensation for non-employee directors is designed to achieve the following goals: compensation should fairly pay directors for work required for a company of Microchip's size and scope; compensation should align directors' interests with the long-term interests of stockholders; compensation should be competitive so as to attract and retain qualified non-employee directors; and the structure of the compensation should be simple, transparent and easy for stockholders to understand. Non-employee director compensation is typically reviewed once per year to assess whether any adjustment is needed to further such goals. The Board of Directors has not used outside consultants in setting non-employee director compensation.

[1] The Report of the Audit Committee is not "soliciting" material and is not deemed "filed" with the SEC, and is not incorporated by reference into any filings of Microchip under the Securities Act of 1933 or the Securities Exchange Act of 1934, whether made before or after the date of this proxy statement and irrespective of any general incorporation language contained in such filings.

*Director Fees*

During fiscal 2010, non-employee directors received an annual retainer of $28,500, paid in quarterly installments, $3,000 for each meeting attended in person and did not receive any additional amounts for serving as a committee chair. Also, directors did not receive any compensation for telephonic meetings of the Board of Directors or for meetings of committees of the Board.

*Equity Compensation*

Under the terms of our 2004 Equity Incentive Plan prior to its amendment on May 5, 2010, each non-employee director is automatically granted:

- upon the date that the individual first is appointed or elected to the Board of Directors as a non-employee director:
    - an option to purchase 6,000 shares of common stock which shall vest as to 1/48th of the shares subject to such grant each month following the grant date so as to be 100% vested on the four-year anniversary of the grant date,
    - that number of restricted stock units ("RSUs") equal to $60,000 divided by the fair market value of our common stock which shall vest in equal 25% annual installments on each of the four anniversaries of the first business day of the second month of our fiscal quarter in which the grant is made, and
- upon the date of our annual meeting, provided that the individual has served as a non-employee director for at least three months on that date and has been elected by the stockholders to serve as a member of the Board of Directors at that annual meeting,
    - an option to purchase 3,000 shares of common stock which shall vest as to 1/12th of the shares subject to such grant each month following the grant date so as to be 100% vested on the one-year anniversary of the grant date, and
    - that number of RSUs equal to $30,000 divided by the fair market value of our common stock which shall vest in equal 50% annual installments on each of the two anniversaries of the first business day of the second month of our fiscal quarter in which the grant is made, and

In addition, upon the date of our 2009 annual meeting, each non-employee director who was elected by the stockholders to serve as a member of the Board of Directors at that annual meeting, and had served as such for at least five years on that date, received a one-time grant of that number of RSUs equal to $100,000 divided by the fair market value of our common stock which shall vest in equal 25% annual installments on each of the four anniversaries of the first business day of the second month of our fiscal quarter in which the grant is made.

All vesting of the above grants is contingent upon the non-employee director maintaining his or her continued status as a non-employee director through the applicable vesting date.

In accordance with the foregoing, on August 14, 2009, each of Mr. Chapman, Mr. Day, Mr. Hugo-Martinez and Mr. Meyercord was granted an option to acquire 3,000 shares of common stock at an exercise price of $27.03 per share, an annual award of 1,109 RSUs and a one-time award of 3,699 RSUs.

On May 5, 2010, our Board of Directors approved our amended and restated 2004 Equity Incentive Plan which, among other things, would change the equity compensation for our non-employee directors to provide (a) on first appointment as a director, an initial grant of $160,000 in RSUs (based on the fair market value of our common stock on the grant date), each subject to four-year vesting, and (b) an annual grant of $80,000 in RSUs (based on the fair market value of our common stock on the grant date) subject to two-year vesting. Our Board of Directors no longer receives grants of options to purchase common stock under our 2004 Equity Incentive Plan.

The following table details the total compensation for Microchip's non-employee directors for fiscal 2010.

## DIRECTOR COMPENSATION

| Name | Fees Earned or Paid in Cash | Stock Awards | Option Awards (1) | Non-Equity Incentive Plan Compensation | All Other Compensation | Total |
|---|---|---|---|---|---|---|
| Steve Sanghi (2) | $ --- | $ --- | $ --- | $ --- | $ --- | $ --- |
| Matthew W. Chapman | 40,500 | 109,107 | 17,707 | --- | --- | 167,314 |
| L.B. Day | 40,500 | 109,107 | 17,707 | --- | --- | 167,314 |
| Albert J. Hugo-Martinez | 40,500 | 109,107 | 17,707 | --- | --- | 167,314 |
| Wade F. Meyercord | 40,500 | 109,107 | 17,707 | --- | --- | 167,314 |

(1) The amounts shown in the column labeled Option Awards represent the aggregate grant date fair value of awards made in fiscal 2010 computed in accordance with ASC 718 *Compensation – Stock Compensation.* In fiscal 2010, each non-employee director was granted an option to purchase 3,000 shares of common stock at an exercise price of $27.03 pursuant to our 2004 Equity Incentive Plan. Each option vests in 12 equal and successive monthly installments following the grant date. For information on the valuation assumptions made with respect to the foregoing option grants, please refer to the assumptions for fiscal years ended March 31, 2010 stated in Note 15, "Equity Incentive Plans" to Microchip's audited financial statements for the fiscal year ended March 31, 2010, included in Microchip's Annual Report on Form 10-K filed with the Securities and Exchange Commission on June 2, 2010.

(2) Mr. Sanghi, our Chairman of the Board, President and Chief Executive Officer, does not receive any additional compensation for his services as a member of the Board of Directors.

### Compensation Committee Interlocks and Insider Participation

The Compensation Committee is currently comprised of Mr. Day (Chair), Mr. Hugo-Martinez and Mr. Meyercord, three of our independent directors. None of Mr. Day, Mr. Hugo-Martinez nor Mr. Meyercord had any related-party transaction with Microchip during fiscal 2010 other than service as a director. In addition, none of such directors has a relationship that would constitute a compensation committee interlock under applicable SEC rules. During fiscal 2010, no Microchip executive officer served on the compensation committee (or equivalent) or the board of directors, of another entity whose executive officer(s) served either on Microchip's Compensation Committee or Board of Directors.

## CERTAIN TRANSACTIONS

During fiscal 2010, Microchip had no related-party transactions within the meaning of the applicable SEC rules.

Pursuant to its charter, the Audit Committee reviews issues involving potential conflicts of interest and reviews and approves all related-party transactions as contemplated by NASDAQ and SEC rules and regulations. The Audit Committee may consult with the Board of Directors regarding certain conflict of interest matters that do not involve a member of the Board.

## SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) and related rules under the Securities Exchange Act of 1934 require our directors, executive officers and stockholders holding more than 10% of our common stock to file reports of holdings and transactions in Microchip stock with the SEC and to furnish us with copies of all Section 16(a) forms they file. Based solely on our review of the copies of such forms received by us during fiscal 2010, and written representations from our directors and executive officers that no other reports were required, we believe that all Section 16(a) filing requirements applicable to our directors, executive officers and stockholders holding more than 10% of our common stock were met for fiscal 2010.

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## PROPOSAL ONE

## ELECTION OF DIRECTORS

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A board of five directors will be elected at the annual meeting. Unless proxy cards are otherwise marked, the persons named in the proxy card will vote such proxy for the election of the nominees named below. Each of the nominees is currently serving as a director and has agreed to continue serving if re-elected. If any of the nominees becomes unable or declines to serve as a director at the time of the annual meeting, the persons named in the proxy card will vote such proxy for any nominee designated by the current Board of Directors to fill the vacancy. We do not expect that any of the nominees will be unable or will decline to serve as a director.

Our Board of Directors has determined that each of the following nominees for director is an independent director as defined by applicable SEC rules and NASDAQ listing standards: Mr. Chapman, Mr. Day, Mr. Hugo-Martinez and Mr. Meyercord.

The term of office of each person who is elected as a director at the annual meeting will continue until the 2011 annual meeting of stockholders or until a successor has been elected and qualified.

**The Board of Directors recommends that stockholders vote FOR the nominees listed below.**

**Information on Nominees for Director (as of June 30, 2010)**

| Name | Age | Position(s) Held |
|---|---|---|
| Steve Sanghi | 54 | Chairman, President and CEO |
| Albert J. Hugo-Martinez | 64 | Director |
| L.B. Day | 65 | Director |
| Matthew W. Chapman | 59 | Director |
| Wade F. Meyercord | 69 | Director |

*Steve Sanghi* is currently, and has been since August 1990, a director and President of Microchip Technology Incorporated. Since October 1991, he has served as CEO of Microchip and since October 1993, as Chairman of the Board of Directors of Microchip. Since April 2010, he has served as President and CEO of our SST subsidiary. Since May 2004, he has been a member of the Board of Directors of Xyratex Ltd., a publicly held U.K. company that specializes in storage and network technology. In September 2004, Mr. Sanghi was appointed to the Board of Trustees of Kettering University in Flint, Michigan. In May 2007, Mr. Sanghi was appointed to the Board of Directors of FIRST Organization, a not-for-profit public charity founded in 1989 to develop young people's interest in science and technology.

The Board of Directors concluded that Mr. Sanghi should be nominated to serve as a director since he has served as CEO of Microchip for almost 20 years and has provided very strong leadership to Microchip over this period. The Board of Directors believes that Mr. Sanghi's management skills have been instrumental to the company's extraordinary growth and profitability over the past 20 years and to the strong position Microchip has attained in its key markets.

*Albert J. Hugo-Martinez* has served as a director of Microchip since October 1990. Since February 2000, he has served as CEO of Hugo-Martinez Associates, a consulting and advisory firm. In December 2003, Mr. Hugo-Martinez founded HVVi Semiconductor, Inc., a privately held company which develops CMOS High Voltage/Frequency RF transistors, and since that time has been a member of its Board of Directors. Since July 2004, he has also been a member of the Board of Directors of Reaction Design, a privately held company that specializes in software engine design simulation. In his career, Mr. Hugo-Martinez has previously served in executive positions for the following public companies: COO and Executive VP of Burr-Brown Corp. from June 1979 to July 1987, VP GM at TRW from July 1987 to September 1988, CEO of Applied Micro Circuits Corporation from September 1988 to October 1995 and President and CEO of GGTI Corporation from March 1996 to April 1998. Mr. Hugo-Martinez has previously served on the public company boards of Amkor Technology, Inc. from March 2003 to May 2004, ON Semiconductor Corp. from November 1999 to February 2001 and Ramtron International Corporation from May 2001 to October 2004.

The Board of Directors concluded that Mr. Hugo-Martinez should be nominated to serve as a director due to his significant experience as a senior executive, board member and founder of a number of companies in the semiconductor industry. Mr. Hugo-Martinez has gained further industry experience through his consulting practice. The Board of Directors believes that the background of Mr. Hugo-Martinez makes him well suited to serve on the Board's nominating and governance committee and compensation committee. The Board of Directors also recognizes his experience in financial matters and that his background establishes him as an audit committee financial expert under applicable rules.

*L.B. Day* has served as a director of Microchip since December 1994. Mr. Day serves as President of L.B. Day & Company, Inc., a consulting firm whose parent company he co-founded in 1977, which provides strategic planning, strategic marketing and organization design services to the elite of the high-technology world. He also serves on the Board of Advisors of Willamette University's Atkinson Graduate School of Management. In September 2006, he became a member of the Board of Directors of Lynguent, Inc., a privately held company and a supplier of integrated analog and mixed-signal design development products.

The Board of Directors concluded that Mr. Day should be nominated to serve as a director due to his significant experience in corporate management and strategic matters. In particular, through his consulting practice, Mr. Day has advised a number of large public corporations on key projects. The Board of Directors believes that Mr. Day's background makes him well suited to serve on the Board's of Directors nominating and governance committee and compensation committee.

*Matthew W. Chapman* has served as a director of Microchip since May 1997. Since December 2006, he has served as President and CEO of Northwest Evaluation Association, a privately held education service organization providing computer adaptive testing for millions of students throughout the United States. From January 2002 to February 2006, he served as President and CEO of Centrisoft Corporation, a privately held company specializing in providing software for application performance management. From August 2000 to January 2002, Mr. Chapman served as an advisor to early-stage technology companies in connection with developing business plans and securing funding. In his career, Mr. Chapman has served as CEO and Chairman of Concentrex Incorporated, a publicly held company specializing in supplier of software solutions and service to U.S. financial institutions.

The Board of Directors concluded that Mr. Chapman should be nominated to serve as a director due to his significant CEO level experience at several corporations. The Board of Directors also recognizes Mr. Chapman's experience in financial matters and that his background establishes him as an audit committee financial expert under applicable rules and makes him well suited to serve on the Board of Director's Nominating and Governance Committee.

W*ade F. Meyercord* has served as a director of Microchip since June 1999. Since October 2002, he has served as President of Meyercord & Associates, Inc., a privately held management consulting firm specializing in executive compensation matters and stock plan consulting for technology companies, a position he previously held part time beginning in 1987. Mr. Meyercord has been a member of the Board of Directors of Endwave Corporation, a publicly held company, since March 2004. Mr. Meyercord served as a member of the Board of Directors of California Micro Devices Corporation, a publicly held company, from January 1993 to October 2009 and Magma Design Automation, Inc., a publicly held company, from January 2004 to June 2005. From June 1999 to October 2002, Mr. Meyercord served as Sr. VP and CFO of Rioport.com, a privately held Internet applications service provider for the music industry.

The Board of Directors concluded that Mr. Meyercord should be nominated to serve as a director due to his significant experience as a senior executive and board member of a number of companies in the technology industry. Mr. Meyercord gained further industry experience through his consulting practice. The Board of Directors believes that the background of Mr. Meyercord makes him well suited to serve on the Board of Director's nominating and governance committee and compensation committee. The Board of Directors also recognizes his experience in financial matters and that his background establishes him as an audit committee financial expert under applicable rules.

## PROPOSAL TWO

## RATIFICATION OF APPOINTMENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Audit Committee of our Board of Directors has appointed Ernst & Young LLP, independent registered public accounting firm, to audit our consolidated financial statements for the fiscal year ending March 31, 2011. Ernst & Young LLP has audited our financial statements since the fiscal year ended March 31, 2002 and has served as our independent registered public accounting firm since June 2001. The partner in charge of our audit is rotated every five years. Other partners and non-partner personnel are rotated on a periodic basis.

We anticipate that a representative of Ernst & Young LLP will be present at the annual meeting, will have the opportunity to make a statement if he or she desires and will be available to respond to appropriate questions. Stockholder ratification of the appointment of Ernst & Young LLP is not required by our Bylaws or applicable law. However, our Board of Directors chose to submit such appointment to our stockholders for ratification. In the event of a negative vote on such ratification, the Audit Committee will reconsider its selection.

**Upon the recommendation of our Audit Committee, the Board of Directors recommends that stockholders vote FOR ratification of such appointment.**

### Fees Paid to Independent Registered Public Accounting Firm

*Audit Fees*

This category includes fees associated with our annual audit, the reviews of our quarterly reports on Form 10-Q, and statutory audits required internationally. This category also includes advice on audit and accounting matters that arose during, or as a result of, the audit or the review of our interim financial statements, statutory audits and the assistance with review of any of our SEC registration statements. This category also included fees associated with the audit of our internal control over financial reporting required by Section 404 of the Sarbanes-Oxley Act of 2002. The aggregate fees billed or to be billed by Ernst & Young LLP in each of the last two fiscal years for such services were $1,058,000 for fiscal 2010 and $967,000 for fiscal 2009.

*Audit-Related Fees*

This category includes fees associated with employee benefit plan audits, internal control reviews, accounting consultations and attestation services that are not required by statute or regulation. The aggregate fees billed or to be billed by Ernst & Young LLP in each of the last two fiscal years for such services were $36,000 for fiscal 2010 and $0 for fiscal 2009.

*Tax Fees*

This category includes fees associated with tax return preparation, tax advice and tax planning. The aggregate fees billed or to be billed by Ernst & Young LLP in each of the last two fiscal years for such services were $320,000 for fiscal 2010 and $258,000 for fiscal 2009.

*All Other Fees*

This category includes fees for support and advisory services not related to audit services or tax services. There were no such fees in fiscal 2010 or fiscal 2009.

Our Audit Committee pre-approves all audit and permissible non-audit services provided by our independent registered public accounting firm. These services may include audit services, audit-related services, tax services and other services. The Audit Committee has adopted a policy for the pre-approval of services provided by our independent registered public accounting firm. Under the policy, pre-approval is generally provided for up to one year, and any pre-approval is detailed as to the particular service or category of services and is subject to a specific budget or limit. The Audit Committee may also pre-approve particular services on a case-by-case basis. The Chairman of the Audit Committee has the delegated authority from the Audit Committee to pre-approve a specified level of services, and such pre-approvals are then communicated to the full Audit

Committee at its next scheduled meeting. During fiscal 2010, all audit and non-audit services rendered by Ernst & Young LLP were approved in accordance with our pre-approval policy.

Our Audit Committee has determined that the non-audit services rendered by Ernst & Young LLP during fiscal 2010 and fiscal 2009 were compatible with maintaining the independence of Ernst & Young LLP.

## SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS, DIRECTORS AND EXECUTIVE OFFICERS

The following table sets forth information concerning the beneficial ownership of our common stock as of May 21, 2010 for: (a) each director, (b) our CEO, our CFO and the three other most highly compensated executive officers named in the Summary Compensation Table, (c) all directors and executive officers as a group, and (d) each person who is known to us to own beneficially more than 5% of our common stock. Except as otherwise indicated in the footnotes to this table, and subject to applicable community property laws and joint tenancies, the persons named in this table have sole voting and investment power with respect to all shares of common stock held by such person:

| Name and Address of Beneficial Owner | Number of Shares Beneficially Owned (1) | Percent of Common Stock (1) |
|---|---|---|
| Capital World Investors (2) | 20,548,000 | 11.1% |
| Waddell & Reed Financial, Inc. (3) | 20,186,154 | 10.9% |
| Steve Sanghi (4) | 5,997,051 | 3.2% |
| Matthew W. Chapman (5) | 68,897 | * |
| L.B. Day (6) | 63,250 | * |
| Albert J. Hugo-Martinez (7) | 96,500 | * |
| Wade F. Meyercord (8) | 59,250 | * |
| J. Eric Bjornholt (9) | 24,647 | * |
| Stephen V. Drehobl (10) | 84,601 | * |
| Mitchell R. Little (11) | 62,293 | * |
| Ganesh Moorthy (12) | 373,120 | * |
| All directors and executive officers as a group (11 people) (13) | 7,557,383 | 4.0% |

* Less than 1% of the outstanding shares of common stock.

(1) For each individual and group included in the table, the number of shares beneficially owned includes shares of common stock issuable to the identified individual or group pursuant to stock options that are exercisable within 60 days of May 21, 2010. There are no stock purchase rights or RSUs that will vest within 60 days of May 21, 2010. In calculating the percentage of ownership of each individual or group, share amounts that are attributable to options that are exercisable or stock purchase rights or RSUs that will vest within 60 days of May 21, 2010 are deemed to be outstanding for the purpose of calculating the percentage of shares of common stock owned by such individual or group but are not deemed to be outstanding for the purpose of calculating the percentage of shares of common stock owned by any other individual or group.

(2) Address is 333 South Hope Street, Los Angeles, CA 90071. All information is based solely on the Schedule 13G filed by Capital World Investors dated February 10, 2010, with the exception of the percentage of common stock held which is based on shares outstanding at May 21, 2010. Such Schedule 13G indicates that (i) Capital World Investors has sole power to dispose of and direct the disposition of the common stock; and (ii) Capital World Investors is deemed to be the beneficial owner of 20,548,000 shares as a result of acting as investment adviser to various investment companies registered under Section 8 of the Investment Company Act of 1940; and (iii) The Income Fund of America, Inc., an investment company registered under the Investment Company Act of 1940, which is advised by Capital World Investors, is the beneficial owner of 14,128,000 of such shares.

(3) Address is 6300 Lamar Avenue, Overland Park, KS 66202. All information is based solely on the Schedule 13G filed by Waddell & Reed Financial, Inc. dated February 12, 2010, with the exception of the percentage of common stock held which is based on shares outstanding at May 21, 2010. Such Schedule 13G indicates that (i) Waddell & Reed Financial, Inc. is

the parent holding company of a group of investment management companies that hold investment power and, in some cases, voting power over the securities reported in the referenced Schedule 13G; (ii) Waddell & Reed Investment Management Company has sole power to vote or direct the vote and to dispose of and direct the disposition of 16,504,574 shares of the common stock; and (iii) Ivy Investment Management Company has sole power to vote or direct the vote and to dispose of and direct the disposition of 3,681,580 shares of the common stock.

(4) Includes 1,369,756 shares issuable upon exercise of options that are exercisable within 60 days of May 21, 2010 and 4,581,741 shares held of record by Steve Sanghi and Maria T. Sanghi as trustees.

(5) Includes 61,500 shares issuable upon exercise of options that are exercisable within 60 days of May 21, 2010, 262 shares held in Testamentary Trust of Regan Chapman and 135 shares held by Mr. Chapman's minor children.

(6) Includes 58,250 shares issuable upon exercise of options that are exercisable within 60 days of May 21, 2010.

(7) Includes 66,500 shares issuable upon exercise of options that are exercisable within 60 days of May 21, 2010 and 30,000 shares held of record by Albert J. Hugo-Martinez and S. Gay Hugo-Martinez as trustees.

(8) Includes 50,250 shares issuable upon exercise of options that are exercisable within 60 days of May 21, 2010 and 9,000 shares held of record by Wade F. Meyercord and Phyllis Meyercord as trustees.

(9) Includes 14,580 shares issuable upon exercise of options that are exercisable within 60 days of May 21, 2010.

(10) Includes 76,340 shares issuable upon exercise of options that are exercisable within 60 days of May 21, 2010.

(11) Includes 55,979 shares issuable upon exercise of options that are exercisable within 60 days of May 21, 2010.

(12) Includes 333,160 shares issuable upon exercise of options that are exercisable within 60 days of May 21, 2010 and 27,774 shares held of record by Ganesh Moorthy and Hema Moorthy as trustees.

(13) Includes an aggregate of 2,523,442 shares issuable upon exercise of options that are exercisable within 60 days of May 21, 2010.

## EXECUTIVE COMPENSATION

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## COMPENSATION DISCUSSION AND ANALYSIS

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*Overview of the Compensation Program*

The Compensation Committee of the Board of Directors, presently comprised of Mr. Day, Mr. Hugo-Martinez and Mr. Meyercord, reviews the performance of our executive officers and makes compensation decisions regarding our executive officers. Our policies for setting compensation for each of our named executive officers (CEO, CFO, and our three most highly paid executive officers) are the same as those for the rest of our executive officers. Our compensation program is a comprehensive package designed to motivate the executive officers to achieve our corporate objectives and is intended to be competitive and allow us to attract and retain highly qualified executive officers. In general, the types of compensation and benefits provided to our executive officers are similar to those provided to most other Microchip employees, and include salary, cash bonuses, RSUs, and other benefits described below.

*Our Executive Compensation Policy and Objectives*

Our compensation policy for executive officers, including our named executive officers, and key employees is based on a "pay-for-performance" philosophy. This "pay-for-performance" philosophy emphasizes variable compensation, primarily by placing a large portion of pay at risk. We believe that this philosophy meets the following objectives:

- rewards performance that may contribute to increased stockholder value,
- attracts, retains, motivates and rewards individuals with competitive compensation opportunities,
- aligns an executive officer's total compensation with our business objectives,
- fosters a team environment among our management that focuses their energy on achieving our financial and business objectives consistent with Microchip's "guiding values,"
- balances short-term and long-term strategic goals, and
- builds and encourages ownership of our common stock.

Decisions regarding cash and equity compensation also include subjective determinations and consideration of various factors with the weight given to a particular factor varying from time to time and in various individual cases, such as an executive officer's experience in the industry and the perceived value of the executive officer's position to Microchip as a whole.

In response to the adverse global economic conditions which impacted our business in fiscal 2009, we took a number of actions to significantly reduce our operating expenses, including significant reductions in compensation for our executive officers and other employees. These actions included:

- a reduction in salary equal to one week without pay in the third quarter of fiscal 2009 which ended December 31, 2008,
- a 10% salary reduction for all executive officers effective December 29, 2008,
- a week off without pay in the fourth quarter of fiscal 2009 which ended March 31, 2009,
- no payments under our Executive Management Incentive Compensation Plan, or EMICP, or under our Discretionary Management Incentive Compensation Plan, or DMICP, for the third and fourth quarters of fiscal 2009,
- no payments to officers or employees under our Employee Cash Bonus Program, or ECBP, for the second, third and fourth quarters of fiscal 2009, and
- no matching contributions under our 401(k) plan for the third and fourth quarters of fiscal 2009.

The above actions continued during fiscal 2010, but as global economic conditions improved these actions were modified as follows:

- the 10% salary reduction for all executive officers effective December 29, 2008, was reduced to 6.5% effective July 13, 2009, reduced to 4% effective October 19, 2009, and full salary was reinstated December 14, 2009,
- no payments were made under our EMICP for the first quarter of fiscal 2010 and payments resumed in the second fiscal quarter,
- no payments were made to officers or employees under our ECBP for the first, second, and third quarters of fiscal 2010 and payments resumed in the fourth fiscal quarter, and
- no matching contributions were made under our 401(k) plan for the first, second, and third quarters of fiscal 2010 and matching contributions resumed in the fourth fiscal quarter.

We believe that the overall compensation levels for our executive officers, including our named executive officers, in fiscal 2010 were consistent with our "pay-for-performance" philosophy and are commensurate with our fiscal 2010 performance.

*Executive Compensation Process*

On an annual basis, the Compensation Committee evaluates and establishes the compensation of the executive officers, including the named executive officers. The Compensation Committee seeks input from Mr. Sanghi when discussing the performance of, and compensation levels for, the executive officers other than himself. Mr. Sanghi does not participate in deliberations relating to his own compensation.

The Compensation Committee designs our executive compensation program to be competitive with those of other companies in the semiconductor or related industries that are similar to us in number of employees, revenue and capitalization. The Compensation Committee determines appropriate levels of compensation for each executive officer based on their level of responsibility within the organization, performance, and overall contribution. After such determination, the Compensation Committee makes allocations between long-term and short-term as well as the cash and non-cash elements of compensation. Microchip's financial and business objectives, the salaries of executive officers in similar positions with comparable companies and individual performance are considered in making these determinations. If compensation information is reviewed for other companies, it is obtained from published materials such as proxy statements, and information gathered from such companies directly. We do not engage consultants to conduct such review process for us.

The executive officer compensation process begins with consideration of Microchip's overall annual budget for employee compensation. The Compensation Committee considers the budgeted salary data and individual executive officer salary increases are determined with the goal of keeping the average executive officer salary increase within the budgeted range for all other employees. In setting annual salaries for executive officers, the Compensation Committee also considers relevant industry data but does not target any overall industry percentage level or peer group average.

Microchip's annual budget is created as part of Microchip's annual operating plan process under which business and financial objectives are initially developed by our executive officers, in conjunction with their respective operating units, and then discussed with and approved by our CEO. These objectives are then reviewed by our Board of Directors and the Board of Directors sets the overall financial and business objectives for Microchip on which incentive compensation is based.

The Compensation Committee sets the compensation of our Chairman, CEO and President, Mr. Sanghi, in the same manner as each of our other executive officers. In particular, the Compensation Committee considers Mr. Sanghi's level of responsibility, performance, and overall contribution to the results of the organization. The Compensation Committee also considers the compensation of CEOs of other companies in the semiconductor or related industries that are similar to us in number of employees, revenue and capitalization. Mr. Sanghi participates in the same cash incentive, equity incentive and benefit programs as our other executive officers. For example, his compensation is subject to the same performance metrics as our other executive officers under our EMICP and DMICP programs. The Compensation Committee recognizes that Mr. Sanghi's total compensation package is significantly higher than that of our other executive officers and the Compensation Committee believes this is appropriate in consideration of Mr. Sanghi's superior leadership of Microchip over a long period of time. In particular, the Compensation Committee believes that Mr. Sanghi's leadership has been key to the substantial revenue growth, strong market position and substantial increase in the market value of Microchip since taking Microchip public in 1993, and to leading Microchip's strong performance relative to others in the industry in the adverse conditions which impacted the semiconductor industry and the global economy in late 2008 and for much of 2009.

For fiscal 2010, the Compensation Committee reviewed and approved the total compensation package of all of our executive officers, including the elements of compensation discussed below, and determined the amounts to be reasonable and competitive.

*Elements of Compensation*

Our executive compensation program is currently comprised of four major elements:

- annual base salary,
- incentive cash bonuses,
- equity compensation, and
- compensation and employee benefits generally available to all of our employees.

The retirement benefits and other benefits offered to our executive officers are largely the same as those we provide to a broad base of employees. While our executive officers' level of participation in our management incentive compensation plans and equity incentive plans is typically higher than for our non-executive employees, based on the officers' level of responsibility and industry experience, the plans in which our executive officers are eligible to participate are very similar to those for our other employees. The Compensation Committee reviews each element of compensation separately and total compensation as a whole, other than those benefits which are available to all employees. The Compensation Committee determines the appropriate mix of elements to meet our compensation objectives and to help ensure that we remain competitive with the compensation practices in our industry.

Although our executive officers are entitled to certain severance and change of control benefits (as described below), the Compensation Committee does not consider such benefits to be elements of compensation for purposes of annual compensation reviews because such benefits may never be paid.

*Base Salaries.* We review the base salaries of our executive officers each year. When setting base salaries, we review the business and financial objectives for Microchip as a whole, as well as the objectives for each of the individual officers relative to their respective areas of responsibility. We may also consider the salaries of executive officers in similar positions with comparable companies in the semiconductor industry. This review encompasses the objectives for both the immediately preceding fiscal year and the upcoming fiscal year.

As a result of our annual review of executive officer salaries in fiscal 2010, we did not make any adjustments due to the uncertain economic conditions at the time of the review. However, in connection with the promotion of our Executive VP, Ganesh Moorthy, to the position of Chief Operating Officer effective June 1, 2009, Mr. Moorthy's base salary was increased by approximately 5%. Effective February 22, 2010, we also made an interim adjustment of approximately 2% in the base salary for our VP, Security, Microcontroller and Technology Development Division, Stephen V. Drehobl, as part of an incentive program to reward certain key employees as business conditions improved in the second half of fiscal 2010. Other than the foregoing increases, due to overall economic and industry conditions, we had not increased the base salaries of our CEO and other named executives since May 2007 other than in connection with the promotion of our VP of Finance, J. Eric Bjornholt, to the position of Chief Financial Officer effective January 1, 2009.

*Incentive Cash Bonuses.* The Compensation Committee sets performance goals which, if met, result in quarterly payments to our executive officers under the EMICP. Executive officers may also receive quarterly payments under the DMICP. The Compensation Committee establishes performance goals which it believes are challenging, require a high level of performance and motivate participants to drive shareholder value, but which goals are expected to be achievable in the context of business conditions anticipated at the time the goals are set. When setting the performance goals, the Compensation Committee places more emphasis on the overall expected financial performance of Microchip rather than on the achievement of any one individual goal. The Compensation Committee believes that this focus on the overall payout incentivizes outstanding performance across the corporation and drives the overall financial success of the corporation. The Compensation Committee uses the DMICP to help achieve the overall objectives of the performance bonus program.

In fiscal 2010, the quarterly payments under the EMICP for our named executive officers were targeted at an aggregate of approximately $283,000 for all such officers as a group. The aggregate budgeted bonus pool under the various management incentive compensation plans is calculated by multiplying the eligible executive officer's bonus target percentage by his or her base salary. Actual payments under the various management incentive plans are predicated on Microchip's quarterly operating results and, with respect to the DMICP, a subjective element. Bonuses under the DMICP are subject to a maximum award of $2,500,000 per individual on an annual basis; however, all awards to date have been substantially less than such maximum amount.

Due to the continued economic uncertainty, no targets were set for the EMICP for the first quarter of fiscal 2010. In the second through fourth quarters of fiscal 2010, the following business and financial areas were selected as the basis for calculating bonuses under our management incentive compensation plans:

| | **Target Quarterly Measurement** | **Target % of Bonus** |
|---|---|---|
| Total sequential revenue growth | 4.0% | 10.0% |
| 16-bit sequential revenue growth | 30.0% | 5.0% |
| Analog sequential revenue growth | 6.0% | 5.0% |
| Gross margin percentage (non-GAAP) | 59.0% | 15.0% |
| Operating expenses as a percentage of sales (non-GAAP) | 25.5% | 15.0% |
| Operating income as a percentage of sales (non-GAAP) | 33.0% | 15.0% |
| Earnings per share (quarterly) | (1) | 15.0% |
| DMICP | Discretionary | 20.0% |

(1) The EMICP quarterly non–GAAP earnings per share (EPS) targets for fiscal 2010 were $0.20, $0.28, and $0.33 for the second through fourth quarters, respectively. There was no EPS target set or payments made for the first quarter of fiscal 2010 due to the uncertain economic conditions existing at the time. The EPS targets (as well as the other targets under the EMICP) are set each quarter by the Compensation Committee and may be based on either GAAP or non-GAAP financial results at the discretion of the Compensation Committee. The Compensation Committee typically uses non-GAAP information when setting the targets because it believes such targets are more useful in understanding our operating results due to the exclusion of non-cash, non-recurring and other special charges.

Consistent with our "pay-for-performance" philosophy, our CEO and other executive officers received bonuses under the EMICP for the second, third and fourth quarters of fiscal 2010 based on our financial performance. Payments were made under the DMICP for the first, third and fourth quarters of fiscal 2010. There was no EMICP bonus for the first quarter of fiscal 2010 due to the uncertain economic conditions existing at the time. For fiscal 2010, the total cash bonus payments under the EMICP and the DMICP for our named executive officers, other than our CEO, ranged from $66,810 to $196,504. In fiscal 2010, Mr. Sanghi earned an aggregate EMICP bonus of $1,071,388, and an aggregate DMICP bonus of $289,928. The differences in the levels of compensation under these programs for the various executive officers are based upon their relative contribution, performance, experience, and responsibility level within the organization.

*Equity Compensation.* Equity compensation, such as RSUs, constitutes a significant portion of our incentive compensation program because we believe that executive officers and key employees should hold a long-term equity stake in Microchip to align their collective interests with the interests of our stockholders. In fiscal 2010, equity grants in the form of RSUs were a significant portion of our executive officers' total compensation package.

We typically make equity compensation grants to executive officers and key employees in connection with their initial employment, and we also typically make quarterly evergreen grants of equity to incentivize employees on a continuing basis as their initial equity awards vest. In setting the amount of the equity compensation grants, the estimated value of the grants is considered, as well as the intrinsic value of the outstanding equity compensation held by the executive officer, both the unvested retention value and the vested amount. In setting these amounts and any performance goals, the Compensation Committee uses its judgment after considering the effect of the overall RSU amounts and the percentage of RSUs granted to executive officers in connection with the overall financial results and performance of the corporation.

The evergreen grants of RSUs for fiscal 2010 were awarded with vesting subject to meeting specified performance goals over identified periods. In fiscal 2010, these performance goals were related to achieving certain levels of operating profit over a specified time frame. Specifically, with respect to the awards made in April 2009, the performance goal was related to achieving non-GAAP operating profit of $21 million or more for the three months ended June 30, 2009 in order for the awards to vest in full. Based on the actual operating profit for such period, these awards will vest at 100%. With respect to the awards made in July 2009, the performance goal was related to achieving non-GAAP operating profit for the three months ended September 30, 2009 of $10 million or more; with an achievement of $40 million of non-GAAP operating profit necessary for full vesting of the award. Based on the actual operating profit for such period, these awards will vest at 100%. With respect to the awards made in October 2009, the performance goal was related to achieving non-GAAP operating profit for the three months ended December 31, 2009 of $30 million or more with an achievement of $60 million of non-GAAP operating profit necessary for full vesting of the award. Based on the actual operating profit for such period, these awards will vest at 100%. With respect to the awards made in January 2010, the performance goal was related to achieving non-GAAP operating profit for the three months ended March 31, 2010 of $40 million or more with an achievement of $70 million of non-GAAP operating profit necessary for full vesting of the award. Based on the actual operating profit for such period, these awards will vest at 100%. The vesting of each of the foregoing awards is subject to the continued service of the officer on the vesting date.

In addition to the evergreen RSU grants, in January 2010, we made additional RSU grants under the 2004 Equity Incentive Plan to recognize Microchip's strong financial performance. These grants were made with vesting subject to a performance goal related to achieving non-GAAP operating profit for the three months ended March 31, 2010 of $40 million or more with an achievement of $70 million of non-GAAP operating profit necessary for full vesting of the award. Based on the actual operating profit for such period, these awards will vest at 100%.

Additionally, certain employees with over ten years of service to Microchip received additional RSU grants under the 2004 Equity Incentive Plan to help retain and reward such employees for their long-standing service to Microchip. Three executive officers received these special ten year service grants: Steve Sanghi, Rich Simoncic and J. Eric Bjornholt. These grants were made with vesting subject to a performance goal related to achieving non-GAAP operating profit for the three months ended March 31, 2010 of $40 million or more with an achievement of $70 million of non-GAAP operating profit necessary for full vesting of the award. Based on the actual operating profit for such period, these awards will vest at 100%.

Grants of RSUs may also be made in connection with promotions, other changes in responsibilities or in recognition of other individual or Microchip developments or achievements. Grants of RSUs in fiscal 2010 typically were scheduled to vest approximately four years from the grant date. The RSUs were awarded without a purchase price and therefore have immediate value to recipients upon vesting. On March 31, 2010, approximately 51% of our employees worldwide held RSUs or options to purchase our common stock. Since the middle of fiscal 2006, RSUs have been the principal equity compensation vehicle for Microchip executive officers and key employees.

In granting equity compensation awards to executive officers, we consider numerous factors, including:

- the individual's position, experience, and responsibilities,
- the individual's future potential to influence our mid- and long-term growth,
- the vesting schedule of the awards, and
- the number and value of awards previously granted.

We do not separately target the equity element of our executive officer compensation programs at a specific percentage of overall compensation. However, overall total compensation is structured to be competitive so that we can attract and retain executive officers. In setting equity award levels, we also take into consideration the impact of the equity-based awards on the dilution of our stockholders' ownership interests in our common stock.

The Compensation Committee grants RSUs to executive officers and current employees on a quarterly basis in an attempt to more evenly record its stock-based compensation expense. Grants of RSUs to new employees are made once per month by the Employee Committee at a meeting of such committee. Microchip does not have any program, plan or practice to time grants of RSUs in coordination with the release of material non-public information. Microchip does not time, nor do we plan to time, the release of material non-public information for the purposes of affecting the value of executive compensation.
**See the table under "*Grants of Plan-Based Awards for Fiscal Year Ended March 31, 2010*" at page 24 for information regarding RSUs granted during fiscal 2010 to our named executive officers.**

***Stock Ownership Guidelines For Key Employees And Directors.*** To help ensure alignment of the interests of our management and Board of Directors with those of our stockholders, we have put in place a stock holding policy that applies to each member of our management and Board of Directors. This policy was proposed by our Nominating and Governance Committee and ratified by our Board of Directors at its October 24, 2003 meeting. Under this policy, effective April 1, 2004, each of our directors, executive officers, vice presidents and internal director-level employees must maintain a specified minimum level of ownership of our stock during their tenure in their respective office or position. During fiscal 2010, all persons subject to this policy were in compliance with its terms.

Microchip does not permit executive officers to speculate in Microchip stock, which includes a prohibition on short selling, buying and selling options (including writing covered calls) or hedging or any type of arrangement that has a similar economic effect.

*Other Compensation and Employee Benefits Generally Available to All Employees.* We maintain compensation and employee benefits that are generally available to all Microchip employees, including:

- our employee stock purchase plan,
- medical, dental, vision, employee assistance program, flexible spending, and short- and long-term disability insurance, accidental death and dismemberment insurance,
- life insurance benefits,
- a 401(k) retirement savings plan,
- an employee cash bonus plan, and
- vacation and paid time off.

Since these programs are generally available to all employees, these forms of compensation are not independently evaluated by the Compensation Committee in connection with the annual determination of executive officer compensation.

*Employee Stock Purchase Plan.* Our 2001 Employee Stock Purchase Plan is a Section 423 qualified employee stock purchase plan that allows all U.S. employees the opportunity to purchase our common stock through payroll deduction at 85% of the fair market value at the lower of the price as of the opening of the two-year offering period or at the end of any six-month purchase period. A significant portion of our international employees have the ability to participate in the 1994 International Employee Stock Purchase Plan that allows them the opportunity to purchase our common stock through payroll deduction at 85% of the fair market value at the lower of the price as of the opening or the end of any six-month offering period.

*Medical, Dental, Vision, Employee Assistance Program, Flexible Spending, Alternative Health Care, Long-Term Care, Legal Assistance, and Disability Coverage.* We make medical, dental, vision, employee assistance program, flexible spending, alternative health care, long term care, legal assistance, and disability coverage available to all of our U.S. employees through our active benefit plans. Under these generally available plans, our named executive officers are eligible to receive between $1,000 and $7,500 per month in long-term disability coverage depending on which plan they elect. Short-term disability coverage is provided which allows for 100% of base salary to be paid for six months in the event of disability. Accidental death and dismemberment insurance with a benefit of one times the executive's annual salary is provided by Microchip. Since all of our U.S. employees participate in this plan on a non-discriminatory basis, the value of these benefits to our named executive officers is not required to be included in the Summary Compensation Table on page 22 pursuant to SEC rules and regulations.

*Life Insurance.* In fiscal 2010, we provided life insurance coverage to our named executive officers in the amount up to one and a half times the executive's annual salary (up to a maximum of $500,000). The named executive officers may purchase supplemental life insurance at their own expense.

*401(k).* We maintain a 401(k) plan for the benefit of all of our U.S. employees to allow our employees to save for retirement. We contribute to our 401(k) plan each year based on our profitability during the year, subject to maximum contributions and other rules prescribed by Federal law governing such plans. Our named executive officers are permitted to participate in the plans to the same extent as our other U.S. employees. In light of the continued economic uncertainty which impacted our business in the first part of fiscal 2010, no discretionary matching contributions were made for the first, second or third quarters of fiscal 2010 and we eliminated any required matching contribution effective January 1, 2009.

*Employee Cash Bonus Plan.* All of our employees worldwide participate in our ECBP. This cash bonus plan can award each eligible employee with a target of two and one-half days of pay, calculated on base salary, every quarter, if certain operating profitability objectives are achieved. The pay-out is adjusted based on actual quarterly operating results. During fiscal 2010, bonus awards were paid out at 40% for the second quarter, 100% for the third quarter, and 200% for the fourth quarter of fiscal 2010. Under such program, for fiscal 2010, our named executive officers received payments ranging from $5,694 to $8,417, and our CEO received $17,404.

*Vacation and Paid Time-Off Benefits.* We provide vacation and other paid holidays to all of our employees, including our named executive officers. We believe our vacation and holidays are comparable to others in the industry.

*Non-Qualified Deferred Compensation Plan.* We maintain a non-qualified deferred compensation plan for certain employees, including our named executive officers, who receive compensation in excess of the 401(k) contribution limits imposed under the Internal Revenue Code and desire to defer more compensation than they would otherwise be permitted under a tax-qualified retirement plan, such as our 401(k) plan. Microchip does not make contributions to this non-qualified deferred compensation plan. This plan allows our executive officers to make pre-tax contributions to this plan which would be fully taxed to the executive officers after the executive officer's termination of employment with Microchip.

We do not have pension plans or other retirement plans for our named executive officers or our other U.S. employees.

*Employment Contracts, Termination of Employment and Change of Control Arrangements* We do not have employment contracts with our CEO, CFO or any of our executive officers, nor agreements to pay severance on involuntary termination (other than as stated in the change of control agreements below) or upon retirement. Our CEO, CFO, and our executive officers have entered into change of control agreements with us.

The change of control agreements were designed to help ensure the continued services of our key executive officers in the event that a change of control of the company is effected, and to assist our key executive officers in transitioning from the company if as a result of a change of control, they lose their positions. We believe that the benefits provided by these agreements help to ensure that our management team will be incentivized to remain employed with Microchip during a change of control. Capitalized terms used herein and not defined shall have the meanings set forth in the change of control agreements. Additionally, our 2004 Equity Incentive Plan has a change of control provision which provides that any successor company shall assume each outstanding award or provide an equivalent substitute award; however, if the successor fails to do so, vesting of awards shall accelerate. The Compensation Committee considered prevalent market practices in determining the severance amounts and the basis for selecting the events triggering payment in the agreements.

With respect to our CEO, CFO and VP of Worldwide Sales, if the executive officer's employment terminates for reasons other than Cause within the Change of Control Period, the executive officer will be entitled to receive severance benefits consisting of the following primary components:

- a one-time payment of his base salary in effect immediately prior to the Change of Control or termination date, whichever is greater, for the following periods: (1) in the case of the CEO, two years; (2) in the case of the CFO and the VP of Worldwide Sales, one year; and
- a one-time payment of his bonuses for which he was or would have been eligible in the year in which the Change of Control occurred or for the year in which termination occurred, whichever is greater, for the following periods: (1) in the case of the CEO, two years; (2) in the case of the CFO and the VP of Worldwide Sales, one year; and

- a continuation of medical and dental benefits (subject to any required employee contributions) for the following periods: (1) in the case of the CEO, two years; (2) in the case of the CFO and VP of Worldwide Sales, one year; provided in each case that such benefits would cease sooner if and when the executive officer becomes covered by the plans of another employer; and
- a payment to cover any excise tax that may be due under Section 4999 of the Code, if the payments provided for in the change of control agreement constitute "parachute payments" under Section 280G of the Code and the value of such payments is more than three times the executive officer's "base amount" as defined by Section 280G(b)(3) of the Code.

With respect to our CEO, the CFO and the VP of Worldwide Sales, immediately prior to a Change of Control (regardless of whether the executive officer's employment terminates), all equity compensation held by the executive officer shall become fully vested.

With respect to our executive officers other than the CEO, the CFO and the VP of Worldwide Sales, if the executive officer terminates his employment for Good Reason, or the executive's employment is terminated for reasons other than Cause within the Change of Control Period, the executive officer will be entitled to receive severance benefits consisting of the following primary components:

- a one-time payment of his base salary in effect immediately prior to the Change of Control or termination date, whichever is greater, for one year, and
- a one-time payment of his bonuses for which he was or would have been eligible in the year in which the Change of Control occurred or for the year in which termination occurred, whichever is greater, for one year, and
- a continuation of medical and dental benefits (subject to any required employee contributions) for one year (provided in each case that such benefits would cease sooner if and when the executive officer becomes covered by the plans of another employer), and
- a payment to cover any excise tax that may be due under Section 4999 of the Code, if the payments provided for in the change of control agreement constitute "parachute payments" under Section 280G of the Code and the value of such payments is more that three times the executive officer's "base amount" as defined by Section 280G(b)(3) of the Code.

With respect to our executive officers other than the CEO, the CFO and the VP of Worldwide Sales, immediately upon termination during the Change of Control Period other than for Cause, all equity compensation held by the executive officer shall become fully vested.

The following table sets forth the aggregate dollar value of payments, to the extent calculable, in the event of a termination of a named executive officer on March 31, 2010, the last business day of our last completed fiscal year.

| Name | Salary | Bonus | Equity Compensation Due to Accelerated Vesting [1] | Tax Gross-up on Change of Control [2] | Continuation of Certain Benefits [3] |
|---|---|---|---|---|---|
| Steve Sanghi [4] | $1,069,744 | $ 2,180,631 | $ 11,476,271 | $ --- | 2 years |
| Ganesh Moorthy [5] | 258,694 | 165,166 | 4,104,630 | 2,030,339 | 1 year |
| Mitchell R. Little [5] | 254,120 | 126,669 | 2,572,022 | 999,324 | 1 year |
| Stephen V. Drehobl [5] | 195,523 | 85,729 | 2,347,389 | 881,589 | 1 year |
| J. Eric Bjornholt [5] | 175,000 | 59,231 | 1,150,083 | 576,056 | 1 year |

(1) Value represents the gain our named executive officers would receive, calculated as the amount of unvested RSUs multiplied by our stock price on March 31, 2010.

(2) This payment covers any excise tax that may be payable under Section 4999 of the Code if the payments provided for under the change of control agreement constitute "parachute payments" under section 280G of the Code and the value of the payments is more than three times the executive officer's "base amount" as defined by Section 280G(b)(3) of the Code.

(3) Benefits continued under the change of control agreements are limited to company-paid medical, dental, vision and life insurance coverage at the same level of coverage the executive was provided immediately prior to termination of employment with Microchip. Amounts are not determinable at this time and are dependent on each executive officer's individual circumstances.

[4] The change of control payment includes an amount equal to twice the annual salary of the executive plus a bonus equal to two times the targeted annual amount payable to such executive under our management incentive compensation plans and employee cash bonus plan.

[5] The change of control payment includes an amount equal to one times the annual salary of the executive plus a bonus equal to the targeted annual amounts payable to such executive under our management incentive compensation plans and employee cash bonus plan.

*Performance-Based Compensation and Financial Restatement*

To date, Microchip has not experienced a financial restatement and has not considered or implemented a policy regarding retroactive adjustments to any cash or equity-based incentive compensation paid to its executive officers and other employees where such payments were predicated upon the achievement of certain financial results that would subsequently be the subject of a restatement.

*Tax Deductibility*

Section 162(m) of the Code disallows a corporate income tax deduction for executive compensation paid to our named executive officers in excess of $1,000,000 per year, unless that income meets permitted exceptions. In order to enhance our ability to obtain tax deductions for executive compensation, our stockholders approved the EMICP at our 2006 annual meeting. This allows us to seek to have such compensation under our EMICP qualify as performance-based compensation under Section 162(m). Additionally, our 2004 Equity Incentive Plan allows for the granting of performance-based awards such as RSUs. To the extent that we grant awards with such performance-based limitations, we would expect them to qualify as performance-based awards for purposes of 162(m).

To maintain flexibility in compensating Microchip's executive officers in a manner designed to promote varying corporate goals, it is not the policy of the Compensation Committee that executive compensation must be tax deductible. We intend to review the deductibility of executive officer compensation from time to time to determine whether any additional actions are advisable to obtain deductibility.

*Conclusion*

We believe that our executive team provided outstanding service to Microchip in fiscal 2010. We will work to assure that the executive compensation programs continue to meet Microchip's strategic goals as well as the overall objectives of the compensation program.

## COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION [2]

The Compensation Committee has reviewed and discussed the Compensation Discussion and Analysis section of this proxy statement required by Item 402(b) of Regulation S-K with management and, based on such review and discussions, the Compensation Committee recommended to our Board of Directors that the Compensation Discussion and Analysis be included in this proxy statement.

By the Compensation Committee of the Board of Directors:

L.B. Day (Chair) Albert J. Hugo-Martinez Wade F. Meyercord

[2] The Compensation Committee Report on executive compensation is not "soliciting" material and is not deemed "filed" with the SEC, and is not incorporated by reference into any filings of Microchip under the Securities Act of 1933 or the Securities Exchange Act of 1934 whether made before or after the date hereof and irrespective of any general incorporation language contained in such filings.

## SUMMARY COMPENSATION TABLE

The following table lists the annual compensation for our CEO, our CFO and our three other most highly compensated executive officers (referred to as the "named executive officers") in the fiscal year ended March 31, 2010:

| Name and Principal Position | Year | Salary [1] | Bonus [2] | Stock Awards [3] | Non-Equity Incentive Plan Compensation [4] | Change in Pension Value and Non-Qualified Deferred Compensation Earnings [5] | All Other Compensation [6] | Total |
|---|---|---|---|---|---|---|---|---|
| Steve Sanghi, President and CEO | 2010 | $505,762 | $17,404 | $3,165,451 | $1,361,316 | $ --- | $3,546 | $5,053,479 |
| | 2009 | 502,985 | 3,857 | 3,657,979 | 374,413 | --- | 2,496 | 4,541,730 |
| | 2008 | 532,675 | 7,714 | 2,924,470 | 751,495 | --- | 4,231 | 4,220,585 |
| Ganesh Moorthy, Executive VP and COO | 2010 | 242,483 | 8,418 | 1,117,493 | 196,504 | --- | 2,051 | 1,566,949 |
| | 2009 | 231,687 | 1,777 | 1,573,946 | 47,450 | --- | 2,623 | 1,857,483 |
| | 2008 | 243,455 | 3,553 | 919,124 | 95,193 | --- | 3,827 | 1,265,152 |
| Mitchell R. Little, VP, Worldwide Sales and Applications | 2010 | 240,290 | 8,269 | 666,901 | 148,757 | --- | 2,769 | 1,066,986 |
| | 2009 | 238,971 | 1,833 | 846,937 | 40,919 | --- | 3,123 | 1,131,783 |
| | 2008 | 252,625 | 3,665 | 668,448 | 82,119 | --- | 3,123 | 1,009,980 |
| Stephen V. Drehobl, VP, Security, Microcontroller and Technology Development Division | 2010 | 181,059 | 6,303 | 623,903 | 98,342 | --- | 1,289 | 910,897 |
| | 2009 | 179,728 | 1,378 | 789,449 | 26,760 | --- | 1,967 | 999,282 |
| | 2008 | 189,645 | 2,757 | 584,900 | 53,705 | --- | 2,941 | 833,948 |
| J. Eric Bjornholt, VP and CFO [7] | 2010 | 165,476 | 5,694 | 352,711 | 66,810 | --- | 1,028 | 591,719 |
| | 2009 | 137,765 | 998 | 428,012 | 9,240 | --- | 1,383 | 577,398 |

(1) Represents the base salary earned by each executive officer in the specified fiscal year.

(2) Represents bonuses earned by each executive officer in the specified fiscal year under our ECBP.

(3) Represents the aggregate grant date fair value of awards of RSUs made in fiscal 2010 computed in accordance with ASC 718 *Compensation - Stock Compensation*. For information on the valuation assumptions made with respect to the grants of RSUs in fiscal 2010, please refer to the assumptions for fiscal years ended March 31, 2010 stated in Note 15, "Equity Incentive Plans" to Microchip's audited financial statements for the fiscal year ended March 31, 2010.

(4) Represents the aggregate amount of bonuses earned by each executive officer in the specified fiscal year under our MICP, EMICP and DMICP. Each executive officer received the following payments under each of such plans in the specified fiscal year:

| Named Executive Officer | Year | MICP | EMICP | DMICP |
|---|---|---|---|---|
| Steve Sanghi | 2010 | --- | 1,071,388 | 289,928 |
| | 2009 | --- | 374,413 | --- |
| | 2008 | --- | 697,312 | 54,183 |
| Ganesh Moorthy | 2010 | --- | 155,455 | 41,049 |
| | 2009 | --- | 47,450 | --- |
| | 2008 | --- | 88,330 | 6,863 |
| Mitchell R. Little | 2010 | --- | 117,075 | 31,682 |
| | 2009 | --- | 40,919 | --- |
| | 2008 | --- | 76,198 | 5,921 |
| Stephen V. Drehobl | 2010 | --- | 77,295 | 21,047 |
| | 2009 | --- | 26,760 | --- |
| | 2008 | --- | 49,833 | 3,872 |
| J. Eric Bjornholt (7) | 2010 | --- | 52,581 | 14,229 |
| | 2009 | 9,240 | --- | --- |

(5) The contributions under our non-qualified deferred compensation plan are invested at the discretion of the executive officer and there are no above-market or preferential earnings on such amounts made or provided by Microchip.

(6) Consists of company-matching contributions under our 401(k) retirement savings plan and the full dollar value of premiums paid by Microchip for life insurance for the benefit of the named executive officer in the amounts shown below:

| Named Executive Officer | Year | 401(k) | Life Insurance |
|---|---|---|---|
| Steve Sanghi | 2010 | $ 2,469 | $ 1,077 |
| | 2009 | 1,599 | 897 |
| | 2008 | 3,696 | 535 |
| Ganesh Moorthy | 2010 | 1,194 | 857 |
| | 2009 | 2,012 | 611 |
| | 2008 | 3,306 | 521 |
| Mitchell R. Little | 2010 | 1,173 | 1,596 |
| | 2009 | 1,515 | 1,608 |
| | 2008 | 2,590 | 533 |
| Stephen V. Drehobl | 2010 | 889 | 400 |
| | 2009 | 1,562 | 405 |
| | 2008 | 2,535 | 406 |
| J. Eric Bjornholt (7) | 2010 | 808 | 220 |
| | 2009 | 1,208 | 175 |

(7) J. Eric Bjornholt was appointed as our VP and CFO effective as of January 1, 2009.

**Grants of Plan-Based Awards During Fiscal 2010**

The following table sets forth information with respect to our EMICP, our DMICP, and our ECBP, as well as RSUs granted to our named executive officers under our 2004 Equity Incentive Plan, including the grant date fair value of the RSUs. Amounts listed in the "Estimated Future Payouts Under Non-Equity Incentive Plan Awards" column are annual targets based on the salaries of the named executive officers at the end of fiscal 2010. Actual payments for our bonus plans in fiscal 2010 are reflected in the Summary Compensation Table above. Equity awards in the table below were granted in fiscal 2010.

## GRANTS OF PLAN-BASED AWARDS
## For Fiscal Year Ended March 31, 2010

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards Threshold ($) [1] | Target ($) | Maximum ($) [1] | All Other Stock Awards: Number of Shares of Stock or Units (#) [2] | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($) [3] |
|---|---|---|---|---|---|---|---|---|
| Steve Sanghi | 04/02/09 | --- | --- | --- | 33,400 | --- | --- | 585,502 |
| | 07/01/09 | --- | --- | --- | 31,683 | --- | --- | 591,205 |
| | 10/01/09 | --- | --- | --- | 28,570 | --- | --- | 591,113 |
| | 01/04/10 | --- | --- | --- | 24,712 | --- | --- | 591,111 |
| | 01/04/10 | --- | --- | --- | 8,925 | --- | --- | 247,758 |
| | 01/04/10 | --- | --- | --- | 22,226 | --- | --- | 558,762 |
| | --- | --- | 855,795[4] | --- | --- | --- | --- | --- |
| | --- | --- | 213,949[5] | --- | --- | --- | --- | --- |
| | --- | --- | 20,572[6] | --- | --- | --- | --- | --- |
| Ganesh Moorthy | 04/02/09 | --- | --- | --- | 12,406 | --- | --- | 217,477 |
| | 07/01/09 | --- | --- | --- | 11,768 | --- | --- | 219,591 |
| | 10/01/09 | --- | --- | --- | 11,428 | --- | --- | 236,445 |
| | 01/04/10 | --- | --- | --- | 9,885 | --- | --- | 236,449 |
| | 01/04/10 | --- | --- | --- | 8,255 | --- | --- | 207,531 |
| | --- | --- | 124,173[4] | --- | --- | --- | --- | --- |
| | --- | --- | 31,043[5] | --- | --- | --- | --- | --- |
| | --- | --- | 9,950[6] | --- | --- | --- | --- | --- |
| Mitchell R. Little | 04/02/09 | --- | --- | --- | 7,634 | --- | --- | 133,824 |
| | 07/01/09 | --- | --- | --- | 7,242 | --- | --- | 135,136 |
| | 10/01/09 | --- | --- | --- | 6,530 | --- | --- | 135,106 |
| | 01/04/10 | --- | --- | --- | 5,649 | --- | --- | 135,124 |
| | 01/04/10 | --- | --- | --- | 5,080 | --- | --- | 127,711 |
| | --- | --- | 93,516[4] | --- | --- | --- | --- | --- |
| | --- | --- | 23,379[5] | --- | --- | --- | --- | --- |
| | --- | --- | 9,774[6] | --- | --- | --- | --- | --- |
| Stephen V. Drehobl | 04/02/09 | --- | --- | --- | 6,680 | --- | --- | 117,100 |
| | 07/01/09 | --- | --- | --- | 6,337 | --- | --- | 118,248 |
| | 10/01/09 | --- | --- | --- | 5,714 | --- | --- | 118,223 |
| | 01/04/10 | --- | --- | --- | 5,295 | --- | --- | 126,656 |
| | 01/04/10 | --- | --- | --- | 5,715 | --- | --- | 143,675 |
| | --- | --- | 62,567[4] | --- | --- | --- | --- | --- |
| | --- | --- | 15,642[5] | --- | --- | --- | --- | --- |
| | --- | --- | 7,520[6] | --- | --- | --- | --- | --- |
| J. Eric Bjornholt | 04/02/09 | --- | --- | --- | 3,817 | --- | --- | 66,912 |
| | 07/01/09 | --- | --- | --- | 3,621 | --- | --- | 67,568 |
| | 10/01/09 | --- | --- | --- | 3,673 | --- | --- | 75,994 |
| | 01/04/10 | --- | --- | --- | 3,177 | --- | --- | 75,994 |
| | 01/04/10 | --- | --- | --- | 86 | --- | --- | 2,387 |

| Name | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) [2] | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/Sh) | Grant Date Fair Value of Stock and Option Awards ($) [3] |
|---|---|---|---|---|---|---|---|---|
| | | Threshold ($) [1] | Target ($) | Maximum ($) [1] | | | | |
| | 01/04/10 | --- | --- | --- | 2,540 | --- | --- | 63,856 |
| | --- | --- | 42,000[4] | --- | --- | --- | --- | --- |
| | --- | --- | 10,500[5] | --- | --- | --- | --- | --- |
| | --- | --- | 6,731[6] | --- | --- | --- | --- | --- |

(1) Individual awards under our EMICP are made quarterly and are not stated in terms of a threshold or maximum amount for an award period. The EMICP does provide that the maximum amount payable to any participant is $2.5 million for any fiscal year.

(2) Represents RSUs granted under Microchip's 2004 Equity Incentive Plan.

(3) This column shows the full grant date fair value of RSU awards granted to the named executives in fiscal 2010. Generally, the full grant date fair value is the amount that Microchip would expense in its financial statements over the award's vesting schedule.

(4) This annual target represents the percentage of the executive officer's base salary reflected in dollar terms targeted under Microchip's EMICP.

(5) This annual target represents the percentage of the executive officer's base salary reflected in dollar terms targeted under Microchip's DMICP.

(6) Microchip's ECBP annual target is based on 2.5 days of base salary per quarter, or on an annual basis, two weeks of the executive officer's annual base salary.

**Summary Compensation Table and Grants of Awards Table Discussion**

Based on the data stated in the Summary Compensation Table, the level of salary, bonus and non-equity incentive plan compensation in proportion to total compensation ranged from approximately 29% to 40% for our named executive officers in fiscal 2010. See the "Compensation Discussion and Analysis" section of this proxy statement for further discussion of overall compensation and how compensation is determined.

We do not have employment contracts with our named executive officers, nor agreements to pay severance on involuntary termination (other than as stated in the change of control agreements discussed above under the heading "Employment Contracts, Termination of Employment and Change of Control Arrangements") or retirement.

For a discussion of the material terms of the awards listed in the Grants of Awards Table, see our discussion of the equity awards and incentive cash bonuses in the "Compensation Discussion and Analysis" section of this proxy statement under the headings "Incentive Cash Bonuses," "Equity Compensation," and "Employee Cash Bonus Plan."

Microchip has not repriced any stock options or made any material modifications to any equity-based awards during the last fiscal year.

## OUTSTANDING EQUITY AWARDS AT FISCAL 2010 YEAR END

| | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock that Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested [23] ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) |
| Steve Sanghi | 4,756[1] | --- | --- | 15.86 | 06/01/2011 | --- | --- | --- | --- |
| | 26,457[1] | --- | --- | 24.27 | 01/22/2012 | --- | --- | --- | --- |
| | 303,750[1] | --- | --- | 24.04 | 10/25/2012 | --- | --- | --- | --- |
| | 58,541[1] | --- | --- | 18.48 | 04/09/2013 | --- | --- | --- | --- |
| | 2,602[1] | --- | --- | 18.48 | 04/09/2013 | --- | --- | --- | --- |
| | 135,000[1] | --- | --- | 18.48 | 04/09/2013 | --- | --- | --- | --- |
| | 70,249[1] | --- | --- | 26.14 | 10/09/2013 | --- | --- | --- | --- |
| | 23,400[1] | --- | --- | 27.39 | 10/24/2013 | --- | --- | --- | --- |
| | 145,000[1] | --- | --- | 27.05 | 04/01/2014 | --- | --- | --- | --- |
| | 10,000[1] | --- | --- | 27.05 | 04/01/2014 | --- | --- | --- | --- |
| | 145,000[1] | --- | --- | 26.25 | 07/21/2014 | --- | --- | --- | --- |
| | 49,939[1] | --- | --- | 27.15 | 04/03/2012 | --- | --- | --- | --- |
| | 202,500[1] | --- | --- | 27.15 | 04/03/2012 | --- | --- | --- | --- |
| | 47,562[1] | --- | --- | 21.00 | 08/01/2012 | --- | --- | --- | --- |
| | 145,000[1] | --- | --- | 25.29 | 04/01/2015 | --- | --- | --- | --- |
| | --- | --- | --- | --- | --- | 65,000[2] | 1,830,400 | --- | --- |
| | --- | --- | --- | --- | --- | 17,500[3] | 492,800 | --- | --- |
| | --- | --- | --- | --- | --- | 32,778[4] | 923,028 | --- | --- |
| | --- | --- | --- | --- | --- | 37,966[5] | 1,069,123 | --- | --- |
| | --- | --- | --- | --- | --- | 20,029[6] | 564,017 | --- | --- |
| | --- | --- | --- | --- | --- | 38,624[7] | 1,087,652 | --- | --- |
| | --- | --- | --- | --- | --- | 26,700[8] | 751,872 | --- | --- |
| | --- | --- | --- | --- | --- | 19,425[9] | 547,008 | --- | --- |
| | --- | --- | --- | --- | --- | 33,400[10] | 940,544 | --- | --- |
| | --- | --- | --- | --- | --- | 31,683[11] | 892,193 | --- | --- |
| | --- | --- | --- | --- | --- | 28,570[12] | 804,531 | --- | --- |
| | --- | --- | --- | --- | --- | 24,712[13] | 695,890 | --- | --- |
| | --- | --- | --- | --- | --- | 8,925[14] | 251,328 | --- | --- |
| | --- | --- | --- | --- | --- | 22,226[15] | 625,884 | --- | --- |
| Ganesh Moorthy | 72,000[1] | --- | --- | 23.70 | 12/03/2011 | --- | --- | --- | --- |
| | 26,000[1] | --- | --- | 24.04 | 10/25/2012 | --- | --- | --- | --- |
| | 35,000[1] | --- | --- | 18.48 | 04/09/2013 | --- | --- | --- | --- |
| | 7,060[1] | --- | --- | 26.14 | 10/09/2013 | --- | --- | --- | --- |
| | 40,000[1] | --- | --- | 27.05 | 04/01/2014 | --- | --- | --- | --- |
| | 5,000[1] | --- | --- | 27.05 | 04/01/2014 | --- | --- | --- | --- |
| | 25,000[1] | --- | --- | 26.25 | 07/21/2014 | --- | --- | --- | --- |
| | 3,600[1] | --- | --- | 27.15 | 04/03/2012 | --- | --- | --- | --- |
| | 39,000[1] | --- | --- | 27.15 | 04/03/2012 | --- | --- | --- | --- |
| | 24,000[1] | --- | --- | 27.15 | 04/03/2012 | --- | --- | --- | --- |
| | 16,500[1] | --- | --- | 27.15 | 04/03/2012 | --- | --- | --- | --- |
| | 40,000[1] | --- | --- | 25.29 | 04/01/2015 | --- | --- | --- | --- |
| | --- | --- | --- | --- | --- | 17,000[2] | 478,720 | --- | --- |

| Name | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock that Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested [23] ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) |
| | --- | --- | --- | --- | --- | 5,500[3] | 154,880 | --- | --- |
| | --- | --- | --- | --- | --- | 10,302[4] | 290,104 | --- | --- |
| | --- | --- | --- | --- | --- | 11,932[5] | 336,005 | --- | --- |
| | --- | --- | --- | --- | --- | 7,439[6] | 209,482 | --- | --- |
| | --- | --- | --- | --- | --- | 3,000[5] | 84,480 | --- | --- |
| | --- | --- | --- | --- | --- | 2,000[16] | 56,320 | --- | --- |
| | --- | --- | --- | --- | --- | 14,346[7] | 403,983 | --- | --- |
| | --- | --- | --- | --- | --- | 10,000[8] | 281,600 | --- | --- |
| | --- | --- | --- | --- | --- | 10,500[9] | 295,680 | --- | --- |
| | --- | --- | --- | --- | --- | 12,406[10] | 349,353 | --- | --- |
| | --- | --- | --- | --- | --- | 11,768[11] | 331,387 | --- | --- |
| | --- | --- | --- | --- | --- | 11,428[12] | 321,812 | --- | --- |
| | --- | --- | --- | --- | --- | 9,885[13] | 278,362 | --- | --- |
| | --- | --- | --- | --- | --- | 8,255[15] | 232,461 | --- | --- |
| Mitchell R. Little | 1[1] | --- | --- | 29.11 | 08/01/2010 | --- | --- | --- | --- |
| | 27,978[1] | --- | --- | 27.05 | 04/01/2014 | --- | --- | --- | --- |
| | 28,000[1] | --- | --- | 25.29 | 04/01/2015 | --- | --- | --- | --- |
| | --- | --- | --- | --- | --- | 14,000[2] | 394,240 | --- | --- |
| | --- | --- | --- | --- | --- | 4,000[3] | 112,640 | --- | --- |
| | --- | --- | --- | --- | --- | 7,492[4] | 210,975 | --- | --- |
| | --- | --- | --- | --- | --- | 8,678[5] | 244,372 | --- | --- |
| | --- | --- | --- | --- | --- | 4,578[6] | 128,916 | --- | --- |
| | --- | --- | --- | --- | --- | 8,828[7] | 248,596 | --- | --- |
| | --- | --- | --- | --- | --- | 6,200[8] | 174,592 | --- | --- |
| | --- | --- | --- | --- | --- | 5,425[9] | 152,768 | --- | --- |
| | --- | --- | --- | --- | --- | 7,634[10] | 214,973 | --- | --- |
| | --- | --- | --- | --- | --- | 7,242[11] | 203,935 | --- | --- |
| | --- | --- | --- | --- | --- | 6,530[12] | 183,885 | --- | --- |
| | --- | --- | --- | --- | --- | 5,649[13] | 159,076 | --- | --- |
| | --- | --- | --- | --- | --- | 5,080[15] | 143,053 | --- | --- |
| Stephen V. Drehobl | 4,340[1] | --- | --- | 18.48 | 04/09/2013 | --- | --- | --- | --- |
| | 28,000[1] | --- | --- | 27.05 | 04/01/2014 | --- | --- | --- | --- |
| | 2,000[1] | --- | --- | 27.05 | 04/01/2014 | --- | --- | --- | --- |
| | 10,000[1] | --- | --- | 26.25 | 07/21/2014 | --- | --- | --- | --- |
| | 32,000[1] | --- | --- | 25.29 | 04/01/2015 | --- | --- | --- | --- |
| | --- | --- | --- | --- | --- | 12,800[2] | 360,448 | --- | --- |
| | --- | --- | --- | --- | --- | 3,500[3] | 98,560 | --- | --- |
| | --- | --- | --- | --- | --- | 6,556[4] | 184,617 | --- | --- |
| | --- | --- | --- | --- | --- | 7,593[5] | 213,819 | --- | --- |
| | --- | --- | --- | --- | --- | 4,006[6] | 112,809 | --- | --- |
| | --- | --- | --- | --- | --- | 7,725[7] | 217,536 | --- | --- |
| | --- | --- | --- | --- | --- | 5,400[8] | 152,064 | --- | --- |
| | --- | --- | --- | --- | --- | 6,038[9] | 170,030 | --- | --- |
| | --- | --- | --- | --- | --- | 6,680[10] | 188,109 | --- | --- |

| | Option Awards | | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|---|
| Name | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options (#) | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock that Have Not Vested (#) | Market Value of Shares or Units of Stock That Have Not Vested [23] ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that Have Not Vested (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested ($) |
| | --- | --- | --- | --- | --- | 6,337[11] | 178,450 | --- | --- |
| | --- | --- | --- | --- | --- | 5,714[12] | 160,906 | --- | --- |
| | --- | --- | --- | --- | --- | 5,295[13] | 149,107 | --- | --- |
| | --- | --- | --- | --- | --- | 5,715[15] | 160,934 | --- | --- |
| J. Eric Bjornholt | 457[1] | --- | --- | 24.27 | 01/22/2012 | --- | --- | --- | --- |
| | 356[1] | --- | --- | 24.04 | 10/25/2012 | --- | --- | --- | --- |
| | 1,172[1] | --- | --- | 26.14 | 10/09/2013 | --- | --- | --- | --- |
| | 326[1] | --- | --- | 28.31 | 02/02/2014 | --- | --- | --- | --- |
| | 3,000[1] | --- | --- | 27.05 | 04/01/2014 | --- | --- | --- | --- |
| | 1,500[1] | --- | --- | 27.05 | 04/01/2014 | --- | --- | --- | --- |
| | 1,000[1] | --- | --- | 26.25 | 07/21/2014 | --- | --- | --- | --- |
| | 864[1] | --- | --- | 27.15 | 04/03/2012 | --- | --- | --- | --- |
| | 1,782[1] | --- | --- | 27.15 | 04/03/2012 | --- | --- | --- | --- |
| | 823[1] | --- | --- | 21.00 | 08/01/2012 | --- | --- | --- | --- |
| | 3,300[1] | --- | --- | 25.29 | 04/01/2015 | --- | --- | --- | --- |
| | --- | --- | --- | --- | --- | 1,354[2] | 38,129 | --- | --- |
| | --- | --- | --- | --- | --- | 425[3] | 11,968 | --- | --- |
| | --- | --- | --- | --- | --- | 425[17] | 11,968 | --- | --- |
| | --- | --- | --- | --- | --- | 430[4] | 12,109 | --- | --- |
| | --- | --- | --- | --- | --- | 521[5] | 14,671 | --- | --- |
| | --- | --- | --- | --- | --- | 311[18] | 8,758 | --- | --- |
| | --- | --- | --- | --- | --- | 190[3] | 5,350 | --- | --- |
| | --- | --- | --- | --- | --- | 679[6] | 19,121 | --- | --- |
| | --- | --- | --- | --- | --- | 349[19] | 9,828 | --- | --- |
| | --- | --- | --- | --- | --- | 213[17] | 5,998 | --- | --- |
| | --- | --- | --- | --- | --- | 760[20] | 21,402 | --- | --- |
| | --- | --- | --- | --- | --- | 385[21] | 10,842 | --- | --- |
| | --- | --- | --- | --- | --- | 388[22] | 10,926 | --- | --- |
| | --- | --- | --- | --- | --- | 237[4] | 6,674 | --- | --- |
| | --- | --- | --- | --- | --- | 846[8] | 23,823 | --- | --- |
| | --- | --- | --- | --- | --- | 3,500[16] | 98,560 | --- | --- |
| | --- | --- | --- | --- | --- | 4,000[5] | 112,640 | --- | --- |
| | --- | --- | --- | --- | --- | 4,500[7] | 126,720 | --- | --- |
| | --- | --- | --- | --- | --- | 4,414[7] | 124,298 | --- | --- |
| | --- | --- | --- | --- | --- | 3,817[10] | 107,487 | --- | --- |
| | --- | --- | --- | --- | --- | 3,621[11] | 101,967 | --- | --- |
| | --- | --- | --- | --- | --- | 3,673[12] | 103,432 | --- | --- |
| | --- | --- | --- | --- | --- | 3,177[13] | 89,464 | --- | --- |
| | --- | --- | --- | --- | --- | 86[14] | 2,422 | --- | --- |
| | --- | --- | --- | --- | --- | 2,540[15] | 71,526 | --- | --- |

1 The option is fully vested.

2 The award vests quarterly over a one-year period, commencing on May 1, 2010, subject to continued service on such dates.

3 The award vests in full on May 1, 2011, subject to continued service on such date.

[4] The award vests in full on November 1, 2011, subject to continued service on such date.
[5] The award vests in full on February 1, 2012, subject to continued service on such date.
[6] The award vests in full on May 1, 2012, subject to continued service on such date.
[7] The award vests in full on February 1, 2013, subject to continued service on such date.
[8] The award vests in full on November 1, 2012, subject to continued service on such date.
[9] The award vests quarterly over a two-year period commencing on February 1, 2010, subject to continued service on such dates.
[10] The award vests in full on May 1, 2013, subject to continued service on such date.
[11] The award vests in full on August 15, 2013, subject to continued service on such date.
[12] The award vests in full on November 15, 2013, subject to continued service on such date.
[13] The award vest in full on February 15, 2014, subject to continued service on such date.
[14] The award vests in full on February 15, 2011, subject to continued service on such date.
[15] The award vests quarterly over a two-year period, commencing on February 15, 2011, subject to continued service on such dates.
[16] The award vests in full on February 1, 2011, subject to continued service on such date.
[17] The award vests in full on August 1, 2011, subject to continued service on such date.
[18] The award vests in full on May 1, 2010, subject to continued service on such date.
[19] The award vests in full on August 1, 2010, subject to continued service on such date.
[20] The award vests in full on August 1, 2012, subject to continued service on such date.
[21] The award vests quarterly over a two-year period commencing on August 1, 2009, subject to continued service on such dates.
[22] The award vests in full on November 1, 2010, subject to continued service on such date.
[23] Represents number of RSUs multiplied by $28.16, the closing price of our common stock on March 31, 2010.

## OPTION EXERCISES AND STOCK VESTED
### For Fiscal Year Ended March 31, 2010

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| Steve Sanghi, President and CEO | 97,500 | 371,573 | 7,250 | 165,590 |
| | 150,000 | 433,650 | 7,250 | 197,563 |
| | --- | --- | 7,250 | 174,653 |
| | --- | --- | 107 | 2,578 |
| | --- | --- | 2,775 | 73,565 |
| | --- | --- | 6,550 | 173,641 |
| | --- | --- | 7,250 | 192,198 |
| | --- | --- | 107 | 2,837 |
| Ganesh Moorthy, Executive Vice President and COO | --- | --- | 2,000 | 45,680 |
| | --- | --- | 2,000 | 54,500 |
| | --- | --- | 2,000 | 48,180 |
| | --- | --- | 151 | 3,638 |
| | --- | --- | 1,500 | 39,765 |
| | --- | --- | 850 | 22,534 |

| Name | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| | --- | --- | 2,000 | 53,020 |
| | --- | --- | 152 | 4,030 |
| Mitchell R. Little, VP, Worldwide Sales and Applications | 10,000 | 67,379 | 1,750 | 39,970 |
| | --- | --- | 1,750 | 47,688 |
| | --- | --- | 1,750 | 42,158 |
| | --- | --- | 58 | 1,397 |
| | --- | --- | 59 | 1,564 |
| | --- | --- | 775 | 20,545 |
| | --- | --- | 750 | 19,883 |
| | --- | --- | 1,750 | 46,393 |
| Stephen V. Drehobl, VP, Security, Microcontroller and Technology Development Division | --- | --- | 1,600 | 36,544 |
| | --- | --- | 1,600 | 43,600 |
| | --- | --- | 1,600 | 38,544 |
| | --- | --- | 75 | 1,807 |
| | --- | --- | 75 | 1,988 |
| | --- | --- | 862 | 22,852 |
| | --- | --- | 500 | 13,255 |
| | --- | --- | 1,600 | 42,416 |
| J. Eric Bjornholt, VP and CFO | 2,375 | 8,909 | 31 | 708 |
| | --- | --- | 300 | 6,852 |
| | --- | --- | 165 | 3,769 |
| | --- | --- | 165 | 4,496 |
| | --- | --- | 76 | 2,071 |
| | --- | --- | 31 | 845 |
| | --- | --- | 38 | 1,027 |
| | --- | --- | 77 | 1,855 |
| | --- | --- | 31 | 747 |
| | --- | --- | 165 | 3,975 |
| | --- | --- | 76 | 1,831 |
| | --- | --- | 106 | 2,554 |

| | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| Name | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) | Value Realized on Vesting ($) |
| | --- | --- | 32 | 848 |
| | --- | --- | 165 | 4,374 |
| | --- | --- | 76 | 2,015 |
| | --- | --- | 3,000 | 79,530 |
| | --- | --- | 77 | 2,041 |

**Non-Qualified Deferred Compensation for Fiscal Year 2010**

All of our U.S. employees in director-level and above positions, including our executive officers, are eligible to defer a portion of their salary and cash bonuses into our Non-Qualified Deferred Compensation Plan, or the Deferred Compensation Plan. Pursuant to the Deferred Compensation Plan, eligible employees can defer up to 50% of their base salary and/or cash bonuses. In general, deferral elections are made prior to January of each year for amounts to be earned in the upcoming year. Participants may invest amounts in various funds available under the Deferred Compensation Plan (in general, any of those funds traded on a nationally recognized exchange). Plan earnings are calculated by reference to actual earnings of mutual funds or other securities chosen by individual participants.

Except for a change in control or certain unforeseeable emergencies (as defined under the Deferred Compensation Plan), benefits under the plan will not be distributed until a "distribution event" has occurred. The distribution event occurs upon termination of employment.

We incur incidental expenses for administration of the Deferred Compensation Plan, and the receipt of any tax benefit we might obtain based on payment of a participant's compensation is delayed until funds (including earnings or losses on the amounts invested pursuant to the plan) are eventually distributed. We do not pay any additional compensation or guarantee minimum returns to any participant in the Deferred Compensation Plan.

The following table shows the non-qualified deferred compensation activity for each named executive officer for the fiscal year ended March 31, 2010.

**NON-QUALIFIED DEFERRED COMPENSATION**

| Name | Executive Contributions in Last FY ($)(1) | Registrant Contributions in Last FY ($) | Aggregate Earnings in Last FY ($)(1) | Aggregate Withdrawals/ Distributions ($) | Aggregate Balance at Last FYE ($)(1) |
|---|---|---|---|---|---|
| Steve Sanghi | 0 | 0 | 0 | 0 | 0 |
| Ganesh Moorthy | 58,928 | 0 | 19,195 | 0 | 90,016 |
| Mitchell R. Little | 0 | 0 | 0 | 0 | 0 |
| Stephen V. Drehobl | 0 | 0 | 6 | 0 | 4,872 |
| J. Eric Bjornholt | 10,614 | 0 | 12,089 | 0 | 44,182 |

(1) The executive contribution amounts shown in the table were previously reported in the "Summary Compensation Table" as salary and/or bonus for fiscal 2010 or prior fiscal years. The earnings amounts shown in the table were not previously reported for fiscal 2010 or prior years under applicable SEC rules as such earnings were not under a defined benefit or actuarial pension plan and there were no above-market or preferential earnings on such amounts made or provided by Microchip.

## Equity Compensation Plan Information

The table below provides information about our common stock that, as of March 31, 2010, may be issued upon the exercise of options and rights under the following equity compensation plans (which are all of our equity compensation plans):

- Microchip 1993 Stock Option Plan,
- Microchip 1994 International Employee Stock Purchase Plan,
- Microchip 1997 Nonstatutory Stock Option Plan,
- Microchip 2001 Employee Stock Purchase Plan,
- Microchip 2004 Equity Incentive Plan,
- PowerSmart, Inc. 1998 Stock Incentive Plan,
- TelCom Semiconductor, Inc. 1994 Stock Option Plan, and
- TelCom Semiconductor, Inc. 2000 Nonstatutory Stock Option Plan.

| Plan Category | (a) Number of securities to be issued upon exercise of outstanding options and vesting of RSUs | (b) Weighted-average exercise price of outstanding options | (c) Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity Compensation Plans Approved by Stockholders (1) | 8,996,372 (2) | $25.18 (3) | 12,486,518 |
| Equity Compensation Plans Not Approved by Stockholders (4) | 4,101,351 | $23.83 | --- |
| Total | 13,097,723 | $24.53 | 12,486,518 |

(1) Beginning January 1, 2005, the shares authorized for issuance under our 2001 Employee Stock Purchase Plan are subject to an annual automatic increase equal to the lesser of (i) 1,500,000 shares, (ii) one-half of one percent (0.5%) of the then outstanding shares of our common stock, or (iii) such lesser amount as is approved by our Board of Directors. Beginning January 1, 2007, the shares authorized for issuance under our 1994 International Employee Stock Purchase Plan, or the IESPP, are subject to an annual automatic increase of equal to one-tenth of one percent (0.10%) of the then outstanding shares of our common stock.

(2) Includes 4,637,948 shares issuable upon the vesting of RSUs granted under our 2004 Equity Incentive Plan. The remaining balance consists of outstanding stock option grants under various plans.

(3) The weighted average exercise price does not take into account the shares issuable upon vesting of outstanding RSUs, which have no exercise price.

(4) Includes outstanding options to purchase an aggregate of 97,210 shares of our common stock assumed through our acquisitions of TelCom Semiconductor, Inc. in January 2001, and PowerSmart, Inc. in June 2002. At March 31, 2010, these assumed options had a weighted average exercise price of $21.00 per share. No additional options may be granted under these plans.

## Equity Compensation Plans Not Approved by Stockholders

*Microchip Technology Incorporated 1997 Nonstatutory Stock Option Plan*

In November 1997, our Board of Directors approved the Microchip 1997 Nonstatutory Stock Option Plan, or our 1997 Plan. Under our 1997 Plan, nonqualified stock options were granted to employees who were not officers or directors of Microchip and to our consultants. The 1997 Plan was not submitted to our stockholders for approval because doing so was not required under applicable rules and regulations in effect at the time the plan was initially adopted or when it was amended. As of March 31, 2010, options to acquire 4,085,693 shares were outstanding under the 1997 Plan and no shares were available for future grant because this plan was replaced with our 2004 Equity Incentive Plan for future grants.

The expiration date, maximum number of shares purchasable, and other provisions of options granted under the 1997 Plan, including vesting provisions, were established at the time of grant by either the Compensation Committee or the Employee Committee appointed by the Board of Directors, provided that the exercise price of an option could not be less than the fair market value of our common stock on the date of grant and no option could have a term of more than 10 years. If Microchip is acquired by merger, consolidation or asset sale, each outstanding option that is not assumed by the successor corporation or otherwise replaced with a comparable option will automatically accelerate and vest in full. In connection with a change of control of Microchip by tender offer or proxy contest for board membership, our Board of Directors can accelerate the vesting of outstanding options. Our Board of Directors or Compensation Committee may amend or terminate the 1997 Plan without stockholder approval, but no amendment or termination of the 1997 Plan may adversely affect any award previously granted under the 1997 Plan without the written consent of the stock option holder.

## CODE OF ETHICS

On May 3, 2004, our Board of Directors adopted a code of ethics for our directors, officers (including our chief executive officer and chief financial officer), and employees. A copy of the code of ethics is available on our website at the Corporate/Investors section under Mission Statement/Corporate Governance on www.microchip.com.

We intend to post on our website any amendment to, or waiver from, a provision of our codes of ethics within four business days following the date of such amendment or waiver or such other time period required by SEC rules.

## OTHER MATTERS

### Other Matters to be Presented at the Annual Meeting

At the date this proxy statement went to press, we did not anticipate that any other matters would be raised at the annual meeting.

### Requirements, Including Deadlines, for Receipt of Stockholder Proposals for the 2011 Annual Meeting of Stockholders; Discretionary Authority to Vote on Stockholder Proposals

Under SEC rules, if a stockholder wants us to include a proposal in our proxy statement and form of proxy for the 2011 annual meeting, our Secretary must receive the proposal at our principal executive offices by March 14, 2011. Stockholders interested in submitting such a proposal are advised to contact knowledgeable counsel with regard to the detailed requirements of applicable securities laws. The submission of a stockholder proposal does not guarantee that it will be included in our proxy statement.

Under our Bylaws, stockholders must follow certain procedures to nominate a person for election as a director or to introduce an item of business at our annual meeting. Under these procedures, stockholders must submit the proposed nominee or item of business by delivering a notice addressed to our Secretary at our principal executive offices. We must receive notice as follows:

- Normally we must receive notice of a stockholder's intention to introduce a nomination or proposed item of business for an annual meeting not less than 90 days before the first anniversary of the date on which we first mailed our proxy statement to stockholders in connection with the previous year's annual meeting of stockholders. Accordingly, a stockholder who intends to submit a nomination or proposal for our 2011 annual meeting must do so no later than April 13, 2011.
- However, if we hold our 2011 annual meeting on a date that is not within 30 days before or after the anniversary date of our 2010 annual meeting, we must receive the notice no later than the close of business on the later of the 90th day prior to our 2011 annual meeting or the 10th day following the day on which public announcement of the date of such annual meeting is first made.
- A stockholder's submission must include certain specified information concerning the proposal or nominee, as the case may be, and information as to the stockholder's ownership of our common stock. Proposals or nominations not meeting these requirements will not be considered at our 2011 annual meeting.
- If a stockholder does not comply with the requirements of this advance notice provision, the proxies may exercise discretionary voting authority under proxies it solicits to vote in accordance with its best judgment on any such proposal or nomination submitted by a stockholder.

To make any submission or to obtain additional information as to the proper form and content of submissions, stockholders should contact our Secretary in writing at 2355 West Chandler Boulevard, Chandler, Arizona 85224-6199.

**Householding of Annual Meeting Materials**

Some brokers and other nominee record holders may be participating in the practice of "householding" proxy statements and annual reports. This means that only one copy of our proxy statement and annual report may have been sent to multiple stockholders in a stockholder's household. Additionally, you may have notified us that multiple stockholders share an address and thus you requested to receive only one copy of our proxy statement and annual report. While our proxy statement and 2010 Annual Report are available online (see "*Electronic Access to Proxy Statement and Annual Report*" on page 2), we will promptly deliver a separate copy of either document to any stockholder who contacts our investor relations department at 480-792-7761 or by mail addressed to Investor Relations, Microchip Technology Incorporated, 2355 West Chandler Boulevard, Chandler, Arizona 85224-6199, requesting such copies. If a stockholder is receiving multiple copies of our proxy statement and annual report at the stockholder's household and would like to receive a single copy of the proxy statement and annual report for a stockholder's household in the future, stockholders should contact their broker, or other nominee record holder to request mailing of a single copy of the proxy statement and annual report. Stockholders receiving multiple copies of these documents directly from us, and who would like to receive single copies in the future, should contact our investor relations department to make such a request.

**Date of Proxy Statement**

The date of this proxy statement is July 12, 2010.

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
## Washington, D.C. 20549

## FORM 10-K

(Mark One)

☒ Annual report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
**For the fiscal year ended March 31, 2010**

☐ Transition report pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934
For the transition period from __________ to __________

Commission File Number: 0-21184

## MICROCHIP TECHNOLOGY INCORPORATED
(Exact Name of Registrant as Specified in Its Charter)

| **Delaware** | **86-0629024** |
|---|---|
| (State or Other Jurisdiction of Incorporation or Organization) | (IRS Employer Identification No.) |

**2355 W. Chandler Blvd., Chandler, AZ 85224**
(Address of Principal Executive Offices, Including Zip Code)

**(480) 792-7200**
(Registrant's Telephone Number, Including Area Code)

Securities registered pursuant to Section 12(b) of the Act:

| **Title of Each Class** | **Name of Each Exchange on Which Registered** |
|---|---|
| Common Stock, $0.001 Par Value Per Share | Nasdaq Global Market |
| Preferred Share Purchase Rights | None |

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. ☒ Yes ☐ No

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. ☐ Yes ☒ No

Indicate by checkmark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days: ☒ Yes ☐ No

Indicate by checkmark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§229.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). ☒ Yes ☐ No

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§229.405 of this chapter) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is large accelerated filer, an accelerated filed, or a non-accelerated filer, or smaller reporting company. See definitions of "large accelerated filer" "accelerated filer" and "smaller reporting company" in Rule 12b-2 of the Exchange Act):

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐
(Do not check if smaller reporting company)

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). ☐ Yes ☒ No

Aggregate market value of the voting and non-voting common equity held by non-affiliates as of September 30, 2009 based upon the closing price of the common stock as reported by the NASDAQ® Global Market on such date was approximately $4,740,800,949.

Number of shares of Common Stock, $.001 par value, outstanding as of May 21, 2010: **185,542,931**.

Documents Incorporated by Reference

| Document | Part of Form 10-K |
|---|---|
| Proxy Statement for the 2010 Annual Meeting of Stockholders | III |

**MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES**

**FORM 10-K**

**TABLE OF CONTENTS**

# PART I

*This Form 10-K contains certain forward-looking statements that involve risks and uncertainties, including statements regarding our strategy and future financial performance and those statements identified under "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations – Note Regarding Forward-looking Statements." Our actual results could differ materially from the results described in these forward-looking statements as a result of certain factors including those set forth under "Item 1A – Risk Factors," beginning below at page 10, and elsewhere in this Form 10-K. Although we believe that the matters reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. We disclaim any obligation to update information contained in any forward-looking statement.*

## Item 1. BUSINESS

We develop and manufacture specialized semiconductor products used by our customers for a wide variety of embedded control applications. Our product portfolio comprises 8-bit, 16-bit, and 32-bit PIC® microcontrollers and 16-bit dsPIC® digital signal controllers, which feature on-board Flash (reprogrammable) memory technology. In addition, we offer a broad spectrum of high-performance linear, mixed-signal, power management, thermal management, safety and security, and interface devices. We also make serial EEPROMs. Our synergistic product portfolio targets thousands of applications and a growing demand for high-performance designs in the automotive, communications, computing, consumer and industrial control markets. Our quality systems are ISO/TS16949 (2002 version) certified.

Microchip Technology Incorporated was incorporated in Delaware in 1989. In this Form 10-K, "we," "us," and "our" each refers to Microchip Technology Incorporated and its subsidiaries. Our executive offices are located at 2355 West Chandler Boulevard, Chandler, Arizona 85224-6199 and our telephone number is (480) 792-7200.

Our Internet address is *www.microchip.com*. We post the following filings on our website as soon as reasonably practicable after they are electronically filed with or furnished to the Securities and Exchange Commission:

- our annual report on Form 10-K
- our quarterly reports on Form 10-Q
- our current reports on Form 8-K
- our proxy statement
- any amendments to the above-listed reports filed or furnished pursuant to Sections 13(a) or 15(d) of the Securities Exchange Act of 1934

All SEC filings on our website are available free of charge. The information on our website is **not** incorporated into this Form 10-K.

### Industry Background

Competitive pressures require manufacturers of a wide variety of products to expand product functionality and provide differentiation while maintaining or reducing cost. To address these requirements, manufacturers often use integrated circuit-based embedded control systems that enable them to:

- differentiate their products
- replace less efficient electromechanical control devices
- reduce the number of components in their system
- add product functionality
- reduce the system level energy consumption
- decrease time to market for their products
- significantly reduce product cost

Embedded control systems have been incorporated into thousands of products and subassemblies in a wide variety of applications and markets worldwide, including:

- automotive comfort, safety and entertainment applications
- remote control devices
- handheld tools
- home appliances
- portable computers
- robotics
- accessories

- cordless and cellular telephones
- motor controls
- security systems
- educational and entertainment devices
- consumer electronics
- power supplies
- touch screens
- medical products

Embedded control systems typically incorporate a microcontroller as the principal active, and sometimes sole, component. A microcontroller is a self-contained computer-on-a-chip consisting of a central processing unit, non-volatile program memory, random access memory for data storage and various input/output peripheral capabilities. In addition to the microcontroller, a complete embedded control system incorporates application-specific software and may include specialized peripheral device controllers, non-volatile memory components such as EEPROMs, and various analog and interface products.

The increasing demand for embedded control has made the market for microcontrollers one of the larger segments of the semiconductor market at approximately $10.7 billion in calendar year 2009. Microcontrollers are currently available in 4-bit through 32-bit architectures. 4-bit microcontrollers are the smallest segment of the microcontroller market and have been in decline for several years. 8-bit microcontrollers remain very cost-effective for a wide range of high-volume embedded control applications and, as a result, continue to represent the largest portion of the overall microcontroller market. 16-bit and 32-bit microcontrollers provide higher performance and functionality, and are generally found in more complex embedded control applications.

**Our Products**

Our strategic focus is on embedded control solutions, including:

- microcontrollers
- development tools
- analog and interface products
- memory products

We provide highly cost-effective embedded control solutions that also offer the advantages of small size, high performance, extreme low power, low voltage operation and ease of development, enabling timely and cost-effective embedded control product integration by our customers.

*Microcontrollers*

We offer a broad family of microcontroller products featuring our unique, proprietary architecture marketed under the PIC brand name. We believe that our PIC product family is a price/performance leader in the worldwide microcontroller market. We have shipped over 8 billion PIC microcontrollers to customers worldwide since their introduction in 1990. Our PIC products are designed for applications requiring field programmability, high performance, low power and cost effectiveness. They feature a variety of memory technology configurations, low voltage, extreme low power, small footprint and ease of use. Our performance results from a product architecture which features dual data and instruction pathways, referred to as a Harvard dual-bus architecture; a Reduced Instruction Set Computer, referred to as RISC; and variable length instructions; all of which provide significant speed advantages over alternative single-bus, Complex Instruction Set Computer architectures, referred to as CISC. With over 650 microcontrollers in our product portfolio, we target the 8-bit, 16-bit, and 32-bit microcontroller markets.

Digital Signal Controllers (DSC) are a subset of our 16-bit microcontroller offering. Our dsPIC DSC families integrate the control features of high-performance 16-bit microcontrollers with the computation capabilities of Digital Signal Processors (DSPs), along with a wide variety of peripheral functions making them suitable for a large number of embedded control applications. Our dsPIC product family offers a broad suite of hardware and software development tools, software application libraries, development boards and reference designs to ease and expedite the customer application development cycle. With its field-reprogrammability, large selection of peripheral functions, small footprint and ease of use, we believe that our dsPIC DSCs expand our addressable market.

We have used our manufacturing experience and design and process technology to bring additional enhancements and manufacturing efficiencies to the development and production of our PIC family of microcontroller products. Our extensive experience base has enabled us to develop our advanced, low-cost user programmability feature by incorporating non-volatile memory, such as Flash, EEPROM and EPROM Memory, into the microcontroller, and to be a leader in reprogrammable microcontroller product offerings.

*Development Tools*

We offer a comprehensive set of low-cost and easy-to-learn application development tools. These tools enable system designers to quickly and easily program a PIC microcontroller and dsPIC DSC for specific applications and, we believe, are a key factor for obtaining design wins.

Our family of development tools for PIC and dsPIC devices operates in the standard Windows® environment on standard PC hardware. These tools range from entry-level systems, which include an assembler and programmer or in-circuit debugging hardware, to fully configured systems that provide in-circuit emulation hardware. Customers moving from entry-level designs to those requiring real-time emulation are able to preserve their investment in learning and tools as they migrate to future PIC devices since all of our PIC and dsPIC development tools share the same integrated development environment.

Many independent companies also develop and market application development tools that support our standard microcontroller product architecture. Currently, there are approximately 200 third-party tool suppliers worldwide whose products support our proprietary microcontroller architecture.

We believe that familiarity with and adoption of both our and third-party development tools by an increasing number of product designers will be an important factor in the future selection of our embedded control products. These development tools allow design engineers to develop thousands of application-specific products from our standard microcontrollers. To date, we have shipped more than 900,000 development tools.

*Analog and Interface Products*

Our analog and interface products consist of several families with approximately 600 power management, linear, mixed-signal, thermal management, safety and security, and interface products. At the end of fiscal 2010, our mixed-signal analog and interface products were being shipped to more than 14,000 end customers.

We continue marketing and selling our analog and interface products into our existing microcontroller customer base, which we refer to as our analog "attach" strategy, as well as to new customers. In addition to our "attach" strategy, we market and sell other products that may not fit our traditional PIC microcontroller and memory products customer base. We market these, and all of our products, based on an application segment approach targeted to provide customers with application solutions.

*Memory Products*

Our memory products consist primarily of serial electrically erasable programmable read-only memory, referred to as Serial EEPROMs. We sell these devices primarily into the embedded control market, and we are one of the largest suppliers of such devices worldwide. Serial EEPROM products are used for non-volatile program and data storage in systems where such data must be either modified frequently or retained for long periods. Serial EEPROMs have a very low I/O pin requirement, permitting production of very small devices. We also started selling Serial SRAM products over the last year. These are SRAM products with a serial interface compared to the traditional parallel interface that is more common, thus enabling a smaller footprint necessary in some embedded applications.

**Manufacturing**

Our manufacturing operations include wafer fabrication and assembly and test. The ownership of our manufacturing resources is an important component of our business strategy, enabling us to maintain a high level of manufacturing control resulting in us being one of the lowest cost producers in the embedded control industry. By owning our wafer fabrication facilities and our assembly and test operations, and by employing statistical techniques (statistical process control, designed experiments and wafer level monitoring), we have been able to achieve and maintain high production yields. Direct control over manufacturing resources allows us to shorten our design and production cycles. This control also allows us to capture the wafer manufacturing and a portion of the assembly and testing profit margin.

Our manufacturing facilities are located in:

- Tempe, Arizona (Fab 2)
- Chandler, Arizona (probe operations)
- Gresham, Oregon (Fab 4)
- Bangkok, Thailand (assembly, probe and test)

*Wafer Fabrication*

Fab 2 currently produces 8-inch wafers and supports manufacturing processes from 0.35 to 5.0 microns. During fiscal 2008 and the first half of fiscal 2009, Fab 2 operated at or above normal capacity levels, which we typically consider to be the range of 90% to 95% of the actual capacity of the installed equipment. In response to lower demand in the second half of fiscal 2009, we reduced the production levels of Fab 2 below normal capacity levels. Operating at lower percentages of capacity has a negative impact on our operating results due to the relatively high fixed costs inherent in wafer fabrication manufacturing. We increased production levels of Fab 2 in the second and third quarters of fiscal 2010 to support increasing demand for our products. During the latter part of the third quarter and the entire fourth quarter of fiscal 2010, we operated at or above normal capacity levels at Fab 2.

Fab 4 currently produces 8-inch wafers using predominantly 0.22 to 0.5 micron manufacturing processes and is capable of supporting technologies below 0.18 microns. Similar to Fab 2, Fab 4 was operating at or above normal capacity levels during the first half of fiscal 2009. We reduced the production levels of Fab 4 in the second half of fiscal 2009 below normal capacity levels. We increased production levels of Fab 4 in the second and third quarters of fiscal 2010 to support increasing demand for our products. During the latter part of the third quarter and the entire fourth quarter of fiscal 2010, we operated at or above normal capacity levels at Fab 4. A significant amount of clean room capacity and equipment acquired with Fab 4 can be brought on line in the future to support incremental wafer fabrication capacity needs. We believe the combined capacity of Fab 2 and Fab 4 will provide sufficient capacity to allow us to respond to increases in future demand over the next several years with modest incremental capital expenditures.

We continue to transition products to more advanced process technologies to reduce future manufacturing costs. We believe that our ability to successfully transition to more advanced process technologies is important for us to remain competitive.

We outsource a portion of our wafer production requirements to third-party wafer foundries to augment our internal manufacturing capabilities.

*Assembly and Test*

We perform product assembly and testing at our facilities located near Bangkok, Thailand. As of March 31, 2010, approximately 65% of our assembly requirements were being performed in our Thailand facility. As of March 31, 2010, our Thailand facility was testing substantially all of our wafer production. We use third-party assembly and test contractors in several Asian countries for the balance of our assembly and test requirements.

During the first half of fiscal 2010, we operated at levels below the total operating capacity of our Thailand facility due to adverse business conditions. During the second half of fiscal 2010, as business conditions improved, we operated at normal levels of capacity at our Thailand facility, and we selectively increased our assembly and test capacity at such facility.

*General Matters Impacting Our Manufacturing Operations*

We employ proprietary design and manufacturing processes in developing our microcontroller, analog and memory products. We believe our processes afford us both cost-effective designs in existing and derivative products and greater functionality in new product designs. While many of our competitors develop and optimize separate processes for their logic, analog and memory product lines, we use a common process technology for our microcontroller, analog, and non-volatile memory products. This allows us to more fully absorb our process research and development costs and to deliver new products to market more rapidly. Our engineers utilize advanced computer aided design tools and software to perform circuit design, simulation and layout, and our in-house photomask and wafer fabrication facilities enable us to rapidly verify design techniques by processing test wafers quickly and efficiently.

Due to the high fixed costs inherent in semiconductor manufacturing, consistently high manufacturing yields have significant positive effects on our gross profit and overall operating results. Our continuous focus on manufacturing productivity has allowed us to maintain excellent manufacturing yields at our facilities. Our manufacturing yields are primarily driven by a comprehensive implementation of statistical process control, extensive employee training and our effective use of our manufacturing facilities and equipment. Maintenance of manufacturing productivity and yields are important factors in the achievement of our operating results. The manufacture of integrated circuits, particularly non-volatile, erasable CMOS memory and logic devices, such as those that we produce, are complex processes. These processes are sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, impurities in the materials used and the performance of our manufacturing personnel and equipment. As is typical in the semiconductor industry, we have from time to time experienced lower than anticipated manufacturing yields. Our operating results will suffer if we are unable to maintain yields at approximately the current levels.

Historically, we have relied on our ability to respond quickly to customer orders as part of our competitive strategy, resulting in customers placing orders with relatively short delivery schedules. In order to respond to such requirements, we have historically maintained a significant work-in-process and finished goods inventory.

At the end of fiscal 2010, we owned identifiable long-lived assets (consisting of property, plant and equipment) in the United States with a carrying value, net of accumulated depreciation, of $333.0 million and $160.0 million in other countries, including $147.7 million in Thailand. At the end of fiscal 2009, we owned identifiable long-lived assets in the United States with a carrying value, net of accumulated depreciation, of $368.1 million and $163.6 million in other countries, including $152.4 million in Thailand.

**Research and Development (R&D)**

We are committed to continuing our investment in new and enhanced products, including development systems, and in our design and manufacturing process technologies. We believe these investments are significant factors in maintaining our competitive position. Our current R&D activities focus on the design of new microcontrollers, digital signal controllers, Serial EEPROM memory, analog and interface products, new development systems, software and application-specific software libraries. We are also developing new design and process technologies to enable new products and innovative features as well as achieve further cost reductions and performance improvements in existing products.

In fiscal 2010, our R&D expenses were $120.8 million, compared to $115.5 million in fiscal 2009 and $120.9 million in fiscal 2008. R&D expenses included share-based compensation expense of $12.2 million in fiscal 2010, $10.9 million in fiscal 2009 and $10.7 million in fiscal 2008.

**Sales and Distribution**

*General*

We market our products worldwide primarily through a network of direct sales personnel and distributors.

Our direct sales force focuses on a wide variety of strategic accounts in three geographical markets: the Americas, Europe and Asia. We currently maintain sales and technical support centers in major metropolitan areas in all three geographic markets. We believe that a strong technical service presence is essential to the continued development of the embedded control market. Many of our field sales engineers (FSEs), field application engineers (FAEs), and sales management have technical degrees or backgrounds and have been previously employed in high technology environments. We believe that the technical knowledge of our sales force is a key competitive advantage in the sale of our products. The primary mission of our FAE team is to provide technical assistance to customers and to conduct periodic training sessions for the balance of our sales team. FAEs also frequently conduct technical seminars and workshops in major cities around the world.

*Distribution*

Our distributors focus primarily on servicing the product requirements of a broad base of diverse customers. We believe that distributors provide an effective means of reaching this broad and diverse customer base. We believe that customers recognize Microchip for its products and brand name and use distributors as an effective supply channel.

In fiscal 2010, we derived 61% of our net sales through distributors and 39% of our net sales from customers serviced directly by Microchip. In each of fiscal 2009 and fiscal 2008, we derived 64% of our net sales through distributors and 36% of our net sales from customers serviced directly by Microchip. Our largest distributor accounted for approximately 12% of our net sales in fiscal 2010, 14% of our net sales in fiscal 2009 and 12% of our net sales in fiscal 2008. No other distributor or end customer accounted for more than 10% of our net sales in fiscal 2010, fiscal 2009 or fiscal 2008.

We do not have long-term agreements with our distributors and we, or our distributors, may each terminate our relationship with little or no advanced notice. The loss of, or the disruption in the operations of, one or more of our distributors could reduce our future net sales in a given quarter and could result in an increase in inventory returns.

**Sales by Geography**

Sales by geography for fiscal 2010, fiscal 2009 and fiscal 2008 were as follows (dollars in thousands):

| | Year Ended March 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | 2009 | | 2008 | |
| Americas | $ 231,398 | 24.4% | $ 228,922 | 25.3% | $ 273,363 | 26.4% |
| Europe | 237,354 | 25.1 | 257,407 | 28.5 | 308,171 | 29.8 |
| Asia | 478,977 | 50.5 | 416,968 | 46.2 | 454,203 | 43.8 |
| Total Sales | $ 947,729 | 100.0% | $ 903,297 | 100.0% | $ 1,035,737 | 100.0% |

Sales to foreign customers accounted for approximately 77% of our net sales in fiscal 2010 and approximately 75% of our net sales in each of fiscal 2009 and fiscal 2008. Our sales to foreign customers have been predominately in Asia and

Europe, which we attribute to the manufacturing strength in those areas for automotive, communications, computing, consumer and industrial control products. Americas sales include sales to customers in the United States, Canada, Central America and South America.

Sales to customers in China, including Hong Kong, accounted for approximately 25% of our net sales in fiscal 2010, 23% of our net sales in fiscal 2009 and approximately 20% of our net sales in fiscal 2008. Sales to customers in Taiwan accounted for approximately 10% of our net sales in each of fiscal 2010 and fiscal 2008. We did not have sales into any other foreign countries that exceeded 10% of our net sales during fiscal 2010, fiscal 2009 or fiscal 2008.

Our international sales are predominately U.S. dollar denominated. Although foreign sales are subject to certain government export restrictions, we have not experienced any material difficulties to date as a result of export restrictions.

The semiconductor industry is characterized by seasonality and wide fluctuations of supply and demand. Since a significant portion of our revenue is from consumer markets and international sales, our business may be subject to seasonally lower revenues in the third and fourth quarters of our fiscal year. In recent periods, global economic conditions have had a more significant impact on our results than seasonality, and has made it difficult to assess the impact of seasonal factors on our business.

**Backlog**

As of April 30, 2010, our backlog was approximately $527.6 million, compared to $182.8 million as of April 30, 2009. Our backlog includes all purchase orders scheduled for delivery within the subsequent 12 months.

We primarily produce standard products that can be shipped from inventory within a relatively short time after we receive an order. Our business and, to a large extent, that of the entire semiconductor industry, is characterized by short-term orders and shipment schedules. Orders constituting our current backlog are subject to changes in delivery schedules, or to cancellation at the customer's option without significant penalty. Thus, while backlog is useful for scheduling production, backlog as of any particular date may not be a reliable measure of sales for any future period.

**Competition**

The semiconductor industry is intensely competitive and has been characterized by price erosion and rapid technological change. We compete with major domestic and international semiconductor companies, many of which have greater market recognition and greater financial, technical, marketing, distribution and other resources than we have with which to pursue engineering, manufacturing, marketing and distribution of their products. We also compete with a number of companies that we believe have copied, cloned, pirated or reverse engineered our proprietary product lines in such countries as China, Korea and Taiwan. We are continuing to take actions to vigorously and aggressively defend and protect our intellectual property on a worldwide basis.

We currently compete principally on the basis of the technical innovation and performance of our embedded control products, including the following product characteristics:

- speed
- functionality
- density
- power consumption
- reliability
- packaging alternatives

We believe that other important competitive factors in the embedded control market include:

- ease of use
- functionality of application development systems
- dependable delivery, quality and availability
- technical service and support
- price

We believe that we compete favorably with other companies on all of these factors, but we may be unable to compete successfully in the future, which could harm our business.

**Patents, Licenses and Trademarks**

We maintain a portfolio of U.S. and foreign patents, expiring on various dates between 2010 and 2028. We also have numerous additional U.S. and foreign patent applications pending. We do not expect that the expiration of any particular patent will have a material impact on our business. While we intend to continue to seek patents on our technology and manufacturing processes, we believe that our continued success depends primarily on the technological skills and innovative capabilities of our personnel and our ability to rapidly commercialize product developments, rather than on our patents. Our existing and new patents, trademarks and copyrights that issue may not be of sufficient scope or strength to provide meaningful intellectual property protection or any commercial advantage to us. In addition, pursuing violations of our intellectual property rights on a worldwide basis is a complex business area involving patent law, trademark law, copyright law and the laws of certain foreign countries do not protect our intellectual property rights to the same extent as the laws of the U.S.

We have entered into certain intellectual property licenses and cross-licenses with other companies related to semiconductor products and manufacturing processes. As is typical in the semiconductor industry, we and our customers have from time to time received, and may in the future receive, communications from third parties asserting patent or other intellectual property rights on certain of our products or technologies. We investigate all such notices and respond as we believe is appropriate. Based on industry practice, we believe that in most cases we can obtain necessary licenses or other rights on commercially reasonable terms, but we cannot assure that all licenses would be on acceptable terms, that litigation would not ensue or that damages for any past infringement would not be assessed. Litigation, which could result in substantial cost to us and require significant attention from management, may be necessary to enforce our patents or other intellectual property rights, or to defend us against claimed infringement of the rights of others. The failure to obtain necessary licenses or other rights, or litigation arising out of infringement claims, could harm our business.

**Environmental Regulation**

We must comply with many different federal, state, local and foreign governmental regulations related to the use, storage, discharge and disposal of certain chemicals and gases used in our manufacturing processes. Our facilities have been designed to comply with these regulations and we believe that our activities are conducted in material compliance with such regulations. Any changes in such regulations or in their enforcement could require us to acquire costly equipment or to incur other significant expenses to comply with environmental regulations. Any failure by us to adequately control the storage, use and disposal of regulated substances could result in future liabilities.

Increasing public attention has been focused on the environmental impact of electronic manufacturing operations. While we have not experienced any materially adverse effects on our operations from recently adopted environmental regulations, our business and results of operations could suffer if for any reason we fail to control the use of, or to adequately restrict the discharge of, hazardous substances under present or future environmental regulations.

**Employees**

As of March 31, 2010, we had 5,418 employees. None of our employees are represented by a labor organization. We have never had a work stoppage and believe that our employee relations are good.

**Executive Officers of the Registrant**

The following sets forth certain information regarding our executive officers as of April 30, 2010:

| Name | Age | Position |
|---|---|---|
| Steve Sanghi | 54 | Chairman of the Board, President and Chief Executive Officer |
| Ganesh Moorthy | 50 | Executive Vice President & Chief Operating Officer |
| J. Eric Bjornholt | 39 | Vice President, Chief Financial Officer |
| Stephen V. Drehobl | 48 | Vice President, Security, Microcontroller and Technology Division |
| David S. Lambert | 58 | Vice President, Fab Operations |
| Mitchell R. Little | 58 | Vice President, Worldwide Sales and Applications |
| Richard J. Simoncic | 46 | Vice President, Analog and Interface Products Division |

*Mr. Sanghi* has been President since August 1990, CEO since October 1991, and Chairman of the Board since October 1993. He has served as a director since August 1990. Mr. Sanghi holds an M.S. degree in Electrical and Computer Engineering from the University of Massachusetts and a B.S. degree in Electronics and Communication from Punjab University, India. Since May 2004, he has been a member of the Board of Directors of Xyratex Ltd., a storage and network technology company. Since May 2007, he has been a member of the Board of Directors of FIRST (For Inspiration and Recognition of Science and Technology).

*Mr. Moorthy* has served as Chief Operating Officer since June 2008, as Executive Vice President since October 2006 and as a Vice President in various roles since he joined Microchip in 2001. Prior to this time, he served in various executive capacities with other semiconductor companies. Mr. Moorthy holds an M.B.A. in Marketing from National University, a B.S. degree in Electrical Engineering from the University of Washington and a B.S. degree in Physics from the University of Mumbai, India.

*Mr. Bjornholt* has served as Vice President since 2008 and as Chief Financial Officer since January 1, 2009. He has served in various financial management capacities since he joined Microchip in 1995. Mr. Bjornholt holds a Masters degree in Taxation from Arizona State University and a B.S. degree in accounting from the University of Arizona.

*Mr. Drehobl* has served as Vice President of the Security, Microcontroller, and Technology Division since July 2001. He has been employed by Microchip since August 1989 and has served as a Vice President in various roles since February 1997. Mr. Drehobl holds a Bachelor of Technology degree from the University of Dayton.

*Mr. Lambert* has served as Vice President, Fab Operations since November 1993. From 1991 to November 1993, he served as Director of Manufacturing Engineering, and from 1989 to 1991, he served as Engineering Manager of Fab Operations. Mr. Lambert holds a B.S. degree in Chemical Engineering from the University of Cincinnati.

*Mr. Little* has served as Vice President, Worldwide Sales and Applications since July 2000. He has been employed by Microchip since 1989 and has served as a Vice President in various roles since September 1993. Mr. Little holds a B.S. degree in Engineering Technology from United Electronics Institute.

*Mr. Simoncic* has served as Vice President, Analog and Interface Products Division since September 1999. From October 1995 to September 1999, he served as Vice President in various roles. Joining Microchip in 1990, Mr. Simoncic held various roles in Design, Device/Yield Engineering and Quality Systems. Mr. Simoncic holds a B.S. degree in Electrical Engineering Technology from DeVry Institute of Technology.

## Item 1A. RISK FACTORS

When evaluating Microchip and its business, you should give careful consideration to the factors listed below, in addition to the information provided elsewhere in this Form 10-K and in other documents that we file with the Securities and Exchange Commission.

***Our operating results were adversely impacted by global economic conditions and may fluctuate in the future due to a number of factors that could reduce our net sales and profitability.***

Our operating results are affected by a wide variety of factors that could reduce our net sales and profitability, many of which are beyond our control. Some of the factors that may affect our operating results include:

- changes in demand or market acceptance of our products and products of our customers;
- levels of inventories at our customers;
- the mix of inventory we hold and our ability to satisfy orders from our inventory;
- risk of excess and obsolete inventories;
- changes in utilization of our manufacturing capacity and fluctuations in manufacturing yields;
- our ability to secure sufficient wafer foundry, assembly and testing capacity;
- availability of raw materials and equipment;
- competitive developments including pricing pressures;
- unauthorized copying of our products resulting in pricing pressure and loss of sales;
- the level of orders that are received and can be shipped in a quarter;
- the level of sell-through of our products through distribution;
- fluctuations in the mix of products;
- changes or fluctuations in customer order patterns and seasonality;
- constrained availability from other electronic suppliers impacting our customers' ability to ship their products, which in turn may adversely impact our sales to those customers;
- costs and outcomes of any current or future tax audits or any litigation involving intellectual property, customers or other issues;
- changes in tax regulations and policies in the U.S. and other countries in which we do business;
- disruptions in our business or our customers' businesses due to terrorist activity, armed conflict, war, worldwide oil prices and supply, public health concerns or disruptions in the transportation system;
- fluctuations in commodity prices;
- property damage or other losses, whether or not covered by insurance; and
- general economic, industry or political conditions in the U.S. or internationally.

We believe that period-to-period comparisons of our operating results are not necessarily meaningful and that you should not rely upon any such comparisons as indications of future performance. In future periods our operating results may fall below our public guidance or the expectations of public market analysts and investors, which would likely have a negative effect on the price of our common stock. Adverse global economic conditions and the subsequent economic recovery have caused our operating results to fluctuate significantly and make comparability between periods less meaningful.

***Our operating results will suffer if we ineffectively utilize our manufacturing capacity or fail to maintain manufacturing yields.***

The manufacture and assembly of integrated circuits, particularly non-volatile, erasable CMOS memory and logic devices such as those that we produce, are complex processes. These processes are sensitive to a wide variety of factors, including the level of contaminants in the manufacturing environment, impurities in the materials used, the performance of our wafer fabrication personnel and equipment, and other quality issues. As is typical in the semiconductor industry, we have from time to time experienced lower than anticipated manufacturing yields. Our operating results will suffer if we are unable to maintain yields at approximately the current levels. This could include delays in the recognition of revenue, loss of revenue or future orders, and customer-imposed penalties for failure to meet contractual shipment deadlines. Our operating results are also adversely affected when we operate at less than optimal capacity. In the quarter ended March 31, 2009, we reduced wafer starts in both Fab 2 and Fab 4, implemented rotating unpaid time off and had multiple planned shutdowns in our Thailand facility to help control inventory levels in response to adverse economic conditions. This lower capacity utilization resulted in certain costs being charged directly to expense and lower gross margins. In the quarter ended December 31, 2009, we increased our production output in our factories and did not have any shutdowns in our Thailand operation and reduced the amount of rotating unpaid time off in Fab 2 and Fab 4. In the March 2010 quarter, we returned to a more optimal level of capacity utilization.

***We are dependent on orders that are received and shipped in the same quarter and are therefore limited in our visibility of future product shipments.***

Our net sales in any given quarter depend upon a combination of shipments from backlog and orders received in that quarter for shipment in that quarter, which we refer to as turns orders. We measure turns orders at the beginning of a quarter based on the orders needed to meet the shipment targets that we set entering the quarter. Historically, we have relied on our ability to respond quickly to customer orders as part of our competitive strategy, resulting in customers placing orders with relatively short delivery schedules. Shorter lead times generally mean that turns orders as a percentage of our business are relatively high in any particular quarter and reduce our backlog visibility on future product shipments. Turns orders correlate to overall semiconductor industry conditions and product lead times. Because turns orders are difficult to predict, varying levels of turns orders make our net sales more difficult to forecast. If we do not achieve a sufficient level of turns orders in a particular quarter relative to our revenue targets, our revenue and operating results may suffer.

***Intense competition in the markets we serve may lead to pricing pressures, reduced sales of our products or reduced market share.***

The semiconductor industry is intensely competitive and has been characterized by price erosion and rapid technological change. We compete with major domestic and international semiconductor companies, many of which have greater market recognition and substantially greater financial, technical, marketing, distribution and other resources than we do. We may be unable to compete successfully in the future, which could harm our business. Our ability to compete successfully depends on a number of factors both within and outside our control, including, but not limited to:

- the quality, performance, reliability, features, ease of use, pricing and diversity of our products;
- our success in designing and manufacturing new products including those implementing new technologies;
- the rate at which customers incorporate our products into their own applications;
- product introductions by our competitors;
- the number, nature and success of our competitors in a given market;
- our ability to obtain adequate supplies of raw materials and other supplies at acceptable prices;
- our ability to protect our products and processes by effective utilization of intellectual property rights;
- our ability to remain price competitive against companies that have copied our proprietary product lines, especially in countries where intellectual property rights protection is difficult to achieve and maintain;
- our ability to address the needs of our customers; and
- general market and economic conditions.

Historically, average selling prices in the semiconductor industry decrease over the life of any particular product. The overall average selling prices of our microcontroller and proprietary analog and interface products have remained relatively constant, while average selling prices of our Serial EEPROM and non-proprietary analog and interface products have declined over time.

We have experienced, and expect to continue to experience, modest pricing declines in certain of our more mature proprietary product lines, primarily due to competitive conditions. We have been able to moderate average selling price declines in many of our proprietary product lines by continuing to introduce new products with more features and higher prices. However, there can be no assurance that we will be able to do so in the future. We have experienced in the past, and expect to continue to experience in the future, varying degrees of competitive pricing pressures in our Serial EEPROM and non-proprietary analog products. We may be unable to maintain average selling prices for our products as a result of increased pricing pressure in the future, which could adversely impact our operating results.

***Our business is dependent on selling through distributors.***

Sales through distributors accounted for approximately 61% of our net sales in fiscal 2010 and approximately 64% of our net sales in each of fiscal 2009 and fiscal 2008. Our largest distributor accounted for approximately 14% of our net sales in fiscal 2009 and approximately 12% of our net sales in fiscal 2010. We do not have long-term agreements with our distributors and we and our distributors may each terminate our relationship with little or no advance notice.

Adverse conditions in the U.S. and global economies and in the U.S. and global credit markets could materially impact the operations of our distributors. Any deterioration in the financial condition of our distributors or any disruption in the operations of our distributors could adversely impact the flow of our products to our end customers and adversely impact our results of operation. In addition, during an industry and/or economic downturn, it is possible there will be an oversupply of products and a decrease in sell-through of our products by our distributors which could reduce our net sales in a given period and result in an increase in inventory returns.

***Recent credit conditions have adversely impacted our holdings of auction rate securities.***

At March 31, 2010, $37.2 million of the fair value of our investment portfolio was invested in auction rate securities (ARS). Historically, the carrying value of ARS approximated fair value due to the frequent resetting of the interest rates. With the continuing liquidity issues in the global credit and capital markets, our ARS have experienced multiple failed auctions. As a result, we will not be able to access such funds until a future auction on these investments is successful.

$23.1 million of the fair value of our total ARS position is invested in student loan backed ARS. We believe these investments are of high credit quality, as all of the investments carry AAA credit ratings by one or more of the major credit rating agencies and are largely backed by the federal government (Federal Family Education Loan Program). Also, in November 2008, we executed an ARS rights agreement (the Rights) with the broker through which we purchased these ARS that provides (1) us with the right to put these ARS back to the broker at par anytime during the period from June 30, 2010 through July 2, 2012, and (2) the broker with the right to purchase or sell the ARS at par on our behalf anytime through July 2, 2012. We intend to dispose of these ARS through the exercise of the put option on June 30, 2010.

$14.1 million of the fair value of our total ARS position is invested in ARS whose underlying characteristics relate to servicing statutory requirements in the life insurance industry along with a small position related to a specialty finance company. These ARS have experienced multiple rating downgrades by the major rating agencies. The fair value of these ARS has been estimated based on market information and estimates determined by management and could change significantly based on market conditions. Based on the estimated values, we concluded these investments were other than temporarily impaired and recognized an impairment charge on these investments of $3.6 million during fiscal 2009 and $4.7 million during fiscal 2010. If the issuers are unable to successfully close future auctions or if their credit ratings deteriorate further, we may be required to further adjust the carrying value of the investments through an additional impairment charge to earnings.

The majority of our short and long-term investments are in highly rated government agency bonds, municipal, and corporate bonds. Other than with respect to our holdings of ARS, we have not experienced any liquidity or impairment issues with such investments. However, the credit markets have continued to be highly volatile and there can be no assurance that these conditions will not in the future adversely affect the liquidity or value of our investments in government agency bonds, municipal bonds, or corporate bonds.

***Our success depends on our ability to introduce new products on a timely basis.***

Our future operating results will depend on our ability to develop and introduce new products on a timely basis that can compete effectively on the basis of price and performance and which address customer requirements. The success of our new product introductions depends on various factors, including, but not limited to:

- proper new product selection;
- timely completion and introduction of new product designs;
- timely filing of intellectual property rights for new product designs;
- availability of development and support tools and collateral literature that make complex new products easy for engineers to understand and use; and
- market acceptance of our customers' end products.

Because our products are complex, we have experienced delays from time to time in completing development of new products. In addition, our new products may not receive or maintain substantial market acceptance. We may be unable to design, develop and introduce competitive products on a timely basis, which could adversely impact our future operating results.

Our success also depends upon our ability to develop and implement new design and process technologies. Semiconductor design and process technologies are subject to rapid technological change and require significant R&D expenditures. We and other companies in the industry have, from time to time, experienced difficulties in effecting transitions to advanced process technologies and, consequently, have suffered reduced manufacturing yields or delays in product deliveries. Our future operating results could be adversely affected if any transition to future process technologies is substantially delayed or inefficiently implemented.

***We must attract and retain qualified personnel to be successful and competition for qualified personnel can be intense.***

Our success depends upon the efforts and abilities of our senior management, engineering and other personnel. The competition for qualified engineering and management personnel can be intense. We may be unsuccessful in retaining our existing key personnel or in attracting and retaining additional key personnel that we require. The loss of the services of one or more of our key personnel or the inability to add key personnel could harm our business. We have no employment agreements with any member of our senior management team.

***We are dependent on several contractors to perform key manufacturing functions for us.***

We use several contractors located in Asia for a portion of the assembly and testing of our products. We also rely on outside wafer foundries for a portion of our wafer fabrication. Although we own the majority of our manufacturing resources, the disruption or termination of any of our contractors could harm our business and operating results.

Our use of third parties involves some reduction in our level of control over the portions of our business that we subcontract. Our future operating results could suffer if any contractor were to experience financial, operations or production difficulties or situations when demand exceeds capacity, or if they were unable to maintain manufacturing yields, assembly and test yields and costs at approximately their current levels, or if due to their locations in foreign countries they were to experience political upheaval or infrastructure disruption. Further, procurement of required products and services from third parties is done by purchase order and contracts. If these third parties are unable or unwilling to timely deliver products or services conforming to our quality standards, we may not be able to qualify additional manufacturing sources for our products in a timely manner or at all, and such arrangements, if any, may not be on favorable terms to us. In such event, we could experience an interruption in production, an increase in manufacturing and production costs, decline in product reliability, and our business and operating results could be adversely affected.

***We may lose sales if our suppliers of raw materials and equipment fail to meet our needs.***

Our semiconductor manufacturing operations require raw materials and equipment that must meet exacting standards. We generally have more than one source for these supplies, but there are only a limited number of suppliers capable of delivering various raw materials and equipment that meet our standards. The raw materials and equipment necessary for our business could become more difficult to obtain as worldwide use of semiconductors in product applications increases. We have experienced supply shortages from time to time in the past, and on occasion our suppliers have told us they need more time than expected to fill our orders or that they will no longer support certain equipment with updates or spare and replacement parts. An interruption of any raw materials or equipment sources, or the lack of supplier support for a particular piece of equipment, could harm our business.

***Our operating results may be impacted by both seasonality and the wide fluctuations of supply and demand in the semiconductor industry.***

The semiconductor industry is characterized by seasonality and wide fluctuations of supply and demand. Since a significant portion of our revenue is from consumer markets and international sales, our business may be subject to seasonally lower revenues in the third and fourth quarters of our fiscal year. However, fluctuations in our overall business in recent periods, semiconductor industry conditions and global economic conditions have had a more significant impact on our results than seasonality, and have made it difficult to assess the impact of seasonal factors on our business. The industry has also experienced significant economic downturns, characterized by diminished product demand and production over-capacity. We have sought to reduce our exposure to this industry cyclically by selling proprietary products that cannot be easily or quickly replaced to a geographically diverse base of customers across a broad range of market segments. However, we have experienced substantial period-to-period fluctuations in operating results and expect, in the future, to experience period-to-period fluctuations in operating results due to general industry or economic conditions.

***We are exposed to various risks related to legal proceedings or claims.***

We are currently, and in the future may be, involved in legal proceedings or claims regarding patent infringement, intellectual property rights, contracts and other matters. As is typical in the semiconductor industry, we receive notifications from customers from time to time who believe that we owe them indemnification or other obligations related to infringement claims made against the customers by third parties. These legal proceedings and claims, whether with or without merit, could result in substantial cost to us and divert our resources. If we are not able to resolve a claim, settle a matter, obtain necessary licenses on commercially reasonable terms, reengineer our products or processes to avoid infringement, and/or successfully prosecute or defend our position, we could incur uninsured liability in any of them, be required to take an appropriate charge to operations, be enjoined from selling a material portion of our products or using certain processes, suffer a reduction or elimination in the value of our inventories, and our business, financial condition or results of operations could be harmed.

It is also possible that from time to time we may be subject to claims related to the manufacture, performance or use of our products. These claims may be due to injury during manufacture, products' nonconformance to our specifications, or specifications agreed upon with the customer, changes in our manufacturing processes, and unexpected end customer system issues due to the interaction with our products or insufficient design or testing by our customers. We could incur significant expenses related to such matters, including, but not limited to:

- costs related to writing off the value of inventory of nonconforming products;
- recalling nonconforming products;
- providing support services, product replacements, or modifications to products and the defense of such claims;
- diversion of resources from other projects;
- lost revenue or a delay in the recognition of revenue due to cancellation of orders and unpaid receivables;
- customer imposed fines or penalties for failure to meet contractual requirements; and
- a requirement to pay damages.

Because the systems into which our products are integrated have a higher cost of goods than the products we sell, our expenses and damages may be significantly higher than the sales and profits we received from the products involved. While we specifically exclude consequential damages in our standard terms and conditions, our ability to avoid such liabilities may be limited by applicable law. We do have liability insurance which covers damages arising out of product defects, but we do not expect that insurance will cover all claims or be of a sufficient amount to fully protect against such claims. Costs or payments we may make in connection with these customer claims may adversely affect the results of our operations.

Further, we sell to customers in industries such as automotive, aerospace, and medical, where failure of the systems in which our products are integrated could cause damage to property or persons. We may be subject to claims if our products, or interactions with our products, cause the system failures. We will face increased exposure to claims if there are substantial increases in either the volume of our sales into these applications or the frequency of system failures integrating our products.

***Failure to adequately protect our intellectual property could result in lost revenue or market opportunities.***

Our ability to obtain patents, licenses and other intellectual property rights covering our products and manufacturing processes is important for our success. To that end, we have acquired certain patents and patent licenses and intend to continue to seek patents on our technology and manufacturing processes. The process of seeking patent protection can be long and expensive, and patents may not be issued from currently pending or future applications. In addition, our existing and new patents, trademarks and copyrights that issue may not be of sufficient scope or strength to provide meaningful protection or any commercial advantage to us. We may be subject to or may ourselves initiate interference proceedings in the U.S. Patent and Trademark Office, Patent Offices of a foreign country or U.S. or foreign courts, which can require significant financial and management resources. In addition, the laws of certain foreign countries do not protect our intellectual property rights to the same extent as the laws of the U.S. Infringement of our intellectual property rights by a third party could result in uncompensated lost market and revenue opportunities for us. Although we continue to vigorously and aggressively defend and protect our intellectual property on a worldwide basis, there can be no assurance that we will be successful in our endeavors.

***Our operating results may be adversely impacted if economic conditions impact the financial viability of our customers, distributors, or suppliers.***

We regularly review the financial performance of our customers, distributors and suppliers. However, global economic conditions may adversely impact the financial viability of our customers, distributors or suppliers. The financial failure of a large customer or distributor, an important supplier, or a group thereof, could have an adverse impact on our operating results and could result in us not being able to collect our accounts receivable balances, higher reserves for doubtful accounts, write-offs for accounts receivable, and higher operating costs as a percentage of revenues.

***We do not typically have long-term contracts with our customers.***

We do not typically enter into long-term contracts with our customers and we cannot be certain about future order levels from our customers. When we do enter into customer contracts, the contract is generally cancelable at the convenience of the customer. Even though we had over 60,000 customers and our ten largest direct customers made up approximately 9% of our total revenue for the year ended March 31, 2010, cancellation of customer contracts could have an adverse financial impact on our revenue and profits.

Further, as the practice has become more commonplace in the industry, we have entered into contracts with certain customers that differ from our standard terms of sale. Under these contracts we commit to supply specific quantities of products on scheduled delivery dates. If we become unable to supply the customer as required under the contract, the customer may incur additional production costs, lost revenues due to subsequent delays in their own manufacturing schedule, or quality related issues. Under these contracts, we may be liable for the costs the customer has incurred. While we try to limit such liabilities, if they should arise, there may be a material adverse impact on our results of operation and financial condition.

***Business interruptions could harm our business.***

Operations at any of our facilities, or at the facilities of any of our wafer fabrication or assembly and test subcontractors, may be disrupted for reasons beyond our control, including work stoppages, power loss, incidents of terrorism or security risk, political instability, public health issues, telecommunications, transportation or other infrastructure failure, fire, earthquake, floods, or other natural disasters. If operations at any of our facilities, or our subcontractors' facilities are interrupted, we may not be able to shift production to other facilities on a timely basis. If this occurs, we would likely experience delays in shipments of products to our customers and alternate sources for production may be unavailable on acceptable terms. This could result in reduced revenues and profits and the cancellation of orders or loss of customers. In addition, business interruption insurance will likely not be enough to compensate us for any losses that may occur and any losses or damages incurred by us as a result of business interruptions could significantly harm our business.

***We are highly dependent on foreign sales and operations, which exposes us to foreign political and economic risks.***

Sales to foreign customers account for a substantial portion of our net sales. During fiscal 2010, approximately 77% of our net sales were made to foreign customers. During fiscal 2009, approximately 75% of our net sales were made to foreign customers. We purchase a substantial portion of our raw materials and equipment from foreign suppliers. In addition, we own product assembly and testing facilities located near Bangkok, Thailand, which has experienced periods of political instability in the past, and is currently experiencing some instability in Bangkok, though the current situation has not noticeably affected the area in which our facilities are located. We also use various foreign contractors for a portion of our assembly and testing and for a portion of our wafer fabrication requirements. Substantially all of our finished goods inventory is maintained in Thailand.

Our reliance on foreign operations, foreign suppliers, maintenance of substantially all of our finished goods inventory at foreign locations and significant foreign sales exposes us to foreign political and economic risks, including, but not limited to:

- political, social and economic instability;
- public health conditions;
- trade restrictions and changes in tariffs;
- import and export license requirements and restrictions;
- difficulties in staffing and managing international operations;
- employment regulations;
- disruptions in international transport or delivery;
- difficulties in collecting receivables;
- economic slowdown in the worldwide markets served by us; and
- potentially adverse tax consequences.

If any of these risks materialize, our sales could decrease and/or our operating results could suffer.

Fluctuations in foreign currency could impact our operating results. We use forward currency exchange contracts to reduce the adverse earnings impact from the effect of exchange rate fluctuations on our non-U.S. dollar net balance sheet exposures. Nevertheless, in periods when the U.S. dollar significantly fluctuates in relation to the non-U.S. currencies in which we transact business, the value of our non-U.S. dollar transactions can have an adverse effect on our results of operations and financial condition. In particular, in periods when a foreign currency significantly declines in value in relation to the U.S. dollar, such as the recent decline in the Euro relative to the U.S. dollar, customers transacting in that foreign currency may find it more difficult to fulfill their previously committed contractual obligations or to undertake new obligations to make payments or purchase products.

***Interruptions in our information technology systems could adversely affect our business.***

We rely on the efficient and uninterrupted operation of complex information technology systems and networks to operate our business. Any significant system or network disruption, including but not limited to new system implementations, computer viruses, security breaches, or energy blackouts could have a material adverse impact on our operations, sales and operating results. We have implemented measures to manage our risks related to such disruptions, but such disruptions could still occur and negatively impact our operations and financial results. In addition, we may incur additional costs to remedy the damages caused by these disruptions or security breaches.

***The occurrence of events for which we are self-insured, or which exceed our insurance limits, may adversely affect our profitability and liquidity.***

We have insurance contracts with independent insurance companies related to many different types of risk; however, we self-insure for some potentially significant risks and obligations. In these circumstances, we have determined that it is more cost effective to self-insure certain risks than to pay the high premium costs. The risks and exposures that we self-insure include, but are not limited to, certain property, product defects, political risks, and patent infringement. Should there be a loss or adverse judgment or other decision in an area for which we are self-insured, then our financial condition, result of operations and liquidity may be adversely affected.

***We are subject to stringent environmental regulations, which may force us to incur significant expenses.***

We must comply with many different federal, state, local and foreign governmental regulations related to the use, storage, discharge and disposal of toxic, volatile or otherwise hazardous substances used in our products and manufacturing processes. Our failure to comply with applicable regulations could result in the imposition of fines, suspension of production, cessation of operations or future liabilities. Such environmental regulations have required us in the past and could require us in the future to acquire costly equipment or to incur other significant expenses to comply with such regulations. Any failure by us to control the use of or adequately restrict the discharge of hazardous substances could also restrict our ability to ship certain products to certain countries, require us to modify our operations logistics, or require us to incur other significant costs and expenses. Over the past several years, there has been an expansion in environmental laws focusing on reducing or eliminating hazardous substances in electronic products. The European Union and countries such as the U.S., China, Korea and Brazil, have enacted or may enact such laws or regulations. These and other future environmental regulations could require us to reengineer certain of our existing products and may make it more expensive for us to manufacture and sell our products. In addition, over the last several years, the number and complexity of laws focused on the energy efficiency of electronic products and accessories, the recycling of electronic products, and the reduction in quantity and the recycling of packaging materials have expanded significantly. It may be difficult for us to timely comply with these laws and we may not have sufficient quantities of compliant products to meet customers' needs, thereby adversely impacting our sales and profitability. We may also have to write off inventory in the event that we hold inventory that is not saleable as a result of changes to regulations. We expect these risks and trends to continue. In addition, we anticipate increased customer requirements to meet voluntary criteria related to the reduction or elimination of hazardous substances in our products and energy efficiency measures.

***Climate change regulations and sustained adverse climate change poses both regulatory and physical risks that could harm our results of operations or affect the way we conduct our business.***

New climate change regulations could require us to limit emissions, change our manufacturing processes, obtain substitute materials that may cost more or be less available, fund offset projects or undertake other costly activities. These regulations could significantly increase our costs and restrict our manufacturing operations by virtue of requirements for new equipment. It is possible that new permits will be required for our current or expanded operations. Failure to receive timely permits could result in the imposition of fines, suspension of production, or cessation of operations. In addition, new restrictions on carbon dioxide or other greenhouse gas emissions could result in significant costs such as higher energy costs, and utility companies passing down carbon taxes, emission cap and trade programs and renewable portfolio standards. Greenhouse gas legislation has been introduced in the U.S. and we expect worldwide regulatory activity in the future. The cost of complying, or of failing to comply, with these and other climate change and emissions regulations could have an adverse effect on our operating results.

Further, any sustained adverse change in climate could have a direct adverse economic impact on us such as water shortages or higher costs for water or to control the temperature inside of our facilities. Also, certain of our operations are located in tropical regions, such as Thailand. Some environmental experts predict that these regions may become vulnerable to storms, floods and droughts due to climate change. While we maintain business recovery plans that are intended to allow us to recover from natural disasters or other events that can be disruptive to our business, we cannot be certain that our plans will protect us from all such disasters or events.

***Regulatory authorities in jurisdictions into which we ship our products could levy fines or restrict our ability to export products.***

A significant portion of our sales are made outside of the U.S. through the exporting and re-exporting of products. In addition to local jurisdictions' export regulations, our U.S.-manufactured products or products based on U.S. technology are subject to U.S. laws and regulations governing international trade and exports, including, but not limited to the Export Administration Regulations (EAR), and trade sanctions against embargoed countries and destinations administered by the U.S. Department of the Treasury, Office of Foreign Assets Control (OFAC). Licenses or proper license exceptions are required for the shipment of our products to certain countries. A determination by the U.S. or local government that we have failed to comply with these or other export regulations can result in penalties including denial of export privileges, fines, civil or criminal penalties, and seizure of products. Such penalties could have a material adverse effect on our business including our ability to meet our net sales and earnings targets. Further, a change in these laws and regulations could restrict our ability to export to previously permitted countries, customers, distributors or other third parties. Any one or more of these sanctions or a change in law or regulations could have a material adverse effect on our business, financial condition and results of operations.

***The outcome of currently ongoing and future examinations of our income tax returns by the IRS could have an adverse effect on our results of operations.***

We are subject to examination of our income tax returns by the IRS and other tax authorities for fiscal 2006 and later. We are currently being audited by the IRS for fiscal 2006 through fiscal 2008. We are subject to certain income tax examinations in foreign jurisdictions for fiscal 2002 and later. We regularly assess the likelihood of adverse outcomes resulting from these examinations to determine the adequacy of our provision for income taxes. There can be no assurance that the outcomes from these continuing examinations will not have an adverse effect on our future operating results.

***The future trading price of our common stock could be subject to wide fluctuations in response to a variety of factors.***

The market price of our common stock has fluctuated significantly in the past and is likely to fluctuate in the future. The future trading price of our common stock could be subject to wide fluctuations in response to a variety of factors, many of which are beyond our control, including, but not limited to:

- quarterly variations in our operating results and the operating results of other technology companies;
- actual or anticipated announcements of technical innovations or new products by us or our competitors;
- changes in analysts' estimates of our financial performance or buy/sell recommendations;
- changes in our financial guidance or our failure to meet such guidance;
- any acquisitions we pursue or complete;
- general conditions in the semiconductor industry; and
- global economic and financial conditions.

In addition, the stock market has from time to time experienced significant price and volume fluctuations that have affected the market prices for many companies and that often have been unrelated to the operating performance of such companies. These broad market fluctuations and other factors have harmed and may harm the market price of our common stock.

***We may not fully realize the anticipated benefits of our completed or future acquisitions.***

We have acquired and expect in the future to acquire additional businesses that we believe will complement or augment our existing businesses. The integration process for our acquisitions, including our recent acquisition of SST, may be complex, costly and time consuming and include unanticipated issues, expenses and liabilities. We may not be able to successfully or profitably integrate, operate, maintain and manage any newly acquired operations or employees. We may not be able to maintain uniform standards, procedures and policies and we may be unable to realize the expected synergies and cost savings from the integration. There may be increased risk due to integrating financial reporting and internal control systems. We may have difficulty in developing, manufacturing and marketing the products of a newly acquired company, or in growing the business at the rate we anticipate. Following an acquisition, we may not achieve the revenue or net income levels that justify the acquisition. We may suffer loss of key employees, customers and strategic partners of acquired companies. We may be subject to claims by terminated employees, shareholders of acquired companies and other third parties related to the transaction. Acquisitions may also result in one-time charges (such as acquisition-related expenses, write-offs, restructuring charges, or future impairment of goodwill), contingent liabilities, adverse tax consequences, additional stock-based compensation expense and other charges that adversely affect our operating results. Additionally, we may fund acquisitions of new businesses or strategic alliances by utilizing cash, raising debt, issuing shares of common stock, or other mechanisms.

While the risks above are relevant to all of our acquisitions, our recent acquisition of SST is a larger and more complex transaction than our other recent transactions and may expose us to greater risks and liabilities than we have encountered in the past.

Further, when we decide to sell assets or a business, such as certain assets of SST, we may encounter difficulty in finding or completing divestiture opportunities or alternative exit strategies on acceptable terms or in a timely manner. These circumstances could delay the accomplishment of our strategic objectives or cause us to incur additional expenses with respect to a business that we want to dispose of, or we may dispose of a business at a price or on terms that are less favorable than we had anticipated.

In addition to acquisitions, we have in the past and expect in the future to enter into joint development agreements or other business or strategic relationships with other companies. These transactions are subject to a number of risks similar to those we face with our acquisitions including our ability to realize the expected benefits of any such transaction, to successfully market and sell any products resulting from such transactions or to successfully integrate any technology developed through such transactions.

***Our financial condition and results of operations could be adversely affected if we do not effectively manage our liabilities.***

As a result of our sale of $1.15 billion of principal value 2.125% junior subordinated convertible debentures in December 2007, we have a substantially greater amount of long-term debt than we have maintained in the past. Our maintenance of substantial levels of debt could adversely affect our ability to take advantage of corporate opportunities and could adversely affect our financial condition and results of operations. We may need or desire to refinance all or a portion of our debentures or any other future indebtedness that we incur on or before the maturity of the debentures. There can be no assurance that we will be able to refinance any of our indebtedness on commercially reasonable terms, if at all.

***We may in the future incur impairments to goodwill or long-lived assets.***

We review our long-lived assets, including goodwill and other intangible assets, for impairment annually in the fourth quarter or whenever events or changes in circumstances indicate that the carrying amount of those assets may not be recoverable. Factors that may be considered in assessing whether goodwill or intangible assets may not be recoverable include a decline in our stock price or market capitalization, reduced estimates of future cash flows and slower growth rates in our industry. Our valuation methodology for assessing impairment requires management to make judgments and assumptions based on historical experience and to rely heavily on projections of future operating performance. Because we operate in highly competitive environments, projections of future operating results and cash flows may vary significantly from results. No goodwill or long-lived assets impairment charges were recorded in fiscal 2010.

***Conversion of our debentures will dilute the ownership interest of existing stockholders, including holders who had previously converted their debentures.***

The conversion of some or all of our outstanding debentures will dilute the ownership interest of existing stockholders to the extent we deliver common stock upon conversion of the debentures. Upon conversion, we may satisfy our conversion obligation by delivering cash, shares of common stock or any combination, at our option. If upon conversion we elect to deliver cash for the lesser of the conversion value and principal amount of the debentures, we would pay the holder the cash value of the applicable number of shares of our common stock. Upon conversion, we intend to satisfy the lesser of the principal amount or the conversion value of the debentures in cash. If the conversion value of a debenture exceeds the principal amount of the debenture, we may also elect to deliver cash in lieu of common stock for the conversion value in excess of the one thousand dollars principal amount (i.e. the conversion spread). There would be no adjustment to the numerator in the net income per common share computation for the cash settled portion of the debentures as that portion of the debt instrument will always be settled in cash. The conversion spread will be included in the denominator for the computation of diluted net income per common share. Any sales in the public market of any common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the debentures may encourage short selling by market participants because the conversion of the debentures could be used to satisfy short positions, or anticipated conversion of the debentures into shares of our common stock could depress the price of our common stock.

***Our reported financial results may be adversely affected by new accounting pronouncements or changes in existing accounting standards and practices.***

We prepare our financial statements in conformity with accounting principles generally accepted in the U.S. These accounting principles are subject to interpretation or changes by the FASB and the SEC. New accounting pronouncements and varying interpretations of accounting standards and practices have occurred in the past and may occur in the future. New accounting pronouncements or a change in the interpretation of existing accounting standards or practices may have a significant effect on our reported financial results and may even affect our reporting of transactions completed before the change is announced or effective.

***Recently proposed U.S. tax legislation regarding our foreign earnings could materially and adversely impact our business and financial results.***

Currently, a majority of our revenue is generated from customers located outside the U.S., and a substantial portion of our assets, including employees, are located outside the U.S. Present U.S. income taxes and foreign withholding taxes have not been provided on undistributed earnings for certain of our non-U.S. subsidiaries, because such earnings are intended to be indefinitely reinvested in the operations of those subsidiaries. In fiscal 2009, President Obama's administration announced initiatives that would substantially reduce our ability to defer U.S. taxes including repealing the deferral of U.S. taxation of foreign earnings, eliminating utilization of or substantially reducing our ability to claim foreign tax credits, and eliminating various tax deductions until foreign earnings are repatriated to the U.S. If any of these proposals become law, they could have a material negative impact on our financial position and results of operations.

## Item 1B. UNRESOLVED STAFF COMMENTS

None.

## Item 2. PROPERTIES

At March 31, 2010, we owned the facilities described below:

| Location | Approximate Total Sq. Ft. | Uses |
|---|---|---|
| Chandler, Arizona | 415,000 | Executive and Administrative Offices; Wafer Probe; R&D Center; Sales and Marketing; and Computer and Service Functions |
| Tempe, Arizona | 379,000 | Wafer Fabrication (Fab 2); R&D Center; Administrative Offices; and Warehousing |
| Gresham, Oregon | 826,500 | Wafer Fabrication (Fab 4); R&D Center; Administrative Offices; and Warehousing |
| Chacherngsao, Thailand | 489,000 | Test and Assembly; Wafer Probe; Sample Center; Warehousing; and Administrative Offices |
| Bangalore, India | 67,174 | Research and Development; Marketing Support and Administrative Offices |

In addition to the facilities we own, we lease several research and development facilities and sales offices in North America, Europe and Asia. Our aggregate monthly rental payment for our leased facilities is approximately $0.5 million.

We currently believe that our existing facilities are suitable and will be adequate to meet our requirements for at least the next 12 months.

See page 33 for a discussion of the capacity utilization of our manufacturing facilities.

## Item 3. LEGAL PROCEEDINGS

In the ordinary course of our business, we are involved in a limited number of legal actions, both as plaintiff and defendant, and could incur uninsured liability in any one or more of them. We also periodically receive notification from various third parties alleging infringement of patents, intellectual property rights or other matters. With respect to these pending legal actions to which we are a party, although the outcome of these actions is not presently determinable, we believe that the ultimate resolution of these matters will not harm our business and will not have a material adverse effect on our financial position, cash flows or results of operations. Litigation relating to the semiconductor industry is not uncommon, and we are, and from time to time have been, subject to such litigation. No assurances can be given with respect to the extent or outcome of any such litigation in the future.

On March 16, 2010, plaintiffs – stockholders of SST purporting to act on behalf of all public stockholders of SST – filed a Consolidated Amended Class Action Complaint (the "Amended Complaint") in Santa Clara California Superior Court (In re Silicon Storage Technology, Inc. Shareholder Litigation, No. 1-09-CV-157437) which generally alleges that the directors of SST breached fiduciary duties owed to SST stockholders when approving the merger transaction with Microchip. The Amended Complaint alleges that by approving the merger with Microchip, the directors prevented the SST stockholders from receiving full value for their shares. The Amended Complaint also names Microchip as a defendant, claiming that Microchip aided and abetted in the purported breaches of fiduciary duties by the SST director defendants. The Amended Complaint seeks alternative relief either to enjoin the transaction with Microchip or to rescind the deal or obtain compensatory damages, in the event the merger was consummated while the litigation was pending. Given that the merger closed on April 8, 2010, plaintiffs' request to enjoin the transaction has been rendered moot. Microchip believes the Amended Complaint lacks merit and intends to defend against the claims vigorously.

**Item 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS**

Not applicable.

## PART II

## Item 5. MARKET FOR REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS

Our common stock is traded on the NASDAQ Global Market under the symbol "MCHP." Our common stock has been quoted on such market since our initial public offering on March 19, 1993. The following table sets forth the quarterly high and low closing prices of our common stock as reported by NASDAQ for our last two fiscal years.

| Fiscal 2010 | High | Low | Fiscal 2009 | High | Low |
|---|---|---|---|---|---|
| First Quarter | $23.86 | $19.78 | First Quarter | $38.13 | $30.54 |
| Second Quarter | $27.97 | $21.84 | Second Quarter | $33.97 | $28.04 |
| Third Quarter | $29.44 | $23.96 | Third Quarter | $28.82 | $17.12 |
| Fourth Quarter | $29.18 | $25.81 | Fourth Quarter | $21.78 | $16.59 |

*Stock Price Performance Graph*

The following graph and table show a comparison of the five-year cumulative total stockholder return, calculated on a dividend reinvestment basis, for Microchip Technology Incorporated, the Standard & Poor's (S&P) 500 Stock Index, and the Philadelphia Semiconductor Index.


COMPARISON OF 5 YEAR CUMULATIVE TOTAL RETURN*
Among Microchip Technology Incorporated, The NASDAQ Composite Index,
The S&P 500 Index And The Philadelphia Semiconductor Index
$160
$140
$120
$100
$80
$60
$40
$20
$0
3/05
3/06
3/07
3/08
3/09
3/10
Microchip Technology Incorporated
S&P 500
PHLX Semiconductor
*$100 invested on 3/31/05 in stock or index, including reinvestment of dividends. Fiscal year ending March 31.


| | Cumulative Total Return | | | | | |
|---|---|---|---|---|---|---|
| | March 2005 | March 2006 | March 2007 | March 2008 | March 2009 | March 2010 |
| Microchip Technology Incorporated | 100.00 | 142.09 | 143.06 | 136.41 | 93.18 | 130.69 |
| S&P 500 Stock Index | 100.00 | 111.73 | 124.95 | 118.60 | 73.43 | 109.97 |
| Philadelphia Semiconductor Index | 100.00 | 112.31 | 107.99 | 101.41 | 71.20 | 108.74 |

Data acquired by Research Data Group, Inc. (www.researchdatagroup.com)

On May 26, 2010, there were approximately 373 holders of record of our common stock. This figure does not reflect beneficial ownership of shares held in nominee names.

We have been declaring and paying quarterly cash dividends on our common stock since the third quarter of fiscal 2003. Our total cash dividends paid were $249.6 million, $246.7 million and $252.0 million in fiscal 2010, fiscal 2009 and fiscal 2008, respectively. The following table sets forth our quarterly cash dividends per common share and the total amount of the dividend payment for each quarter in fiscal 2010 and fiscal 2009 (amounts in thousands, except per share amounts):

| Fiscal 2010 | Dividends per Common Share | Aggregate Amount of Dividend Payment | Fiscal 2009 | Dividends per Common Share | Aggregate Amount of Dividend Payment |
|---|---|---|---|---|---|
| First Quarter | $ 0.339 | $ 61,991 | First Quarter | $ 0.330 | $ 60,977 |
| Second Quarter | 0.339 | 62,083 | Second Quarter | 0.338 | 62,166 |
| Third Quarter | 0.340 | 62,520 | Third Quarter | 0.339 | 61,690 |
| Fourth Quarter | 0.341 | 62,963 | Fourth Quarter | 0.339 | 61,825 |

On May 5, 2010, we declared a quarterly cash dividend of $0.342 per share, which will be paid on June 2, 2010 to stockholders of record on May 20, 2010 and the total amount of such dividend is expected to be approximately $63.5 million. Our Board of Directors is free to change our dividend practices at any time and to increase or decrease the dividend paid, or not to pay a dividend, on our common stock on the basis of our results of operations, financial condition, cash requirements and future prospects, and other factors deemed relevant by our Board of Directors. Our current intent is to provide for ongoing quarterly cash dividends depending upon market conditions and our results of operations.

Please refer to "Item 12 - Security Ownership Of Certain Beneficial Owners And Management And Related Stockholder Matters," at page 43 below, for the information required by Item 201(d) of Regulation S-K with respect to securities authorized for issuance under our equity compensation plans at March 31, 2010.

**Issuer Purchases of Equity Securities**

The following table sets forth our purchases of our common stock in the fourth quarter of fiscal 2010:

**Issuer Purchases of Equity Securities**

| Period | (a) Total Number of Shares Purchased | (b) Average Price Paid per Share | (c) Total Number of Shares Purchased as Part of Publicly Announced Programs | (d) Maximum Number of Shares that May Yet Be Purchased Under the Programs (1) |
|---|---|---|---|---|
| January 1 – January 31, 2010 | --- | $ --- | --- | 2,460,002 |
| February 1 – February 28, 2010 | --- | $ --- | --- | 2,460,002 |
| March 1 – March 31, 2010 | --- | $ --- | --- | 2,460,002 |
| Total | --- | $ --- | --- | |

(1) On December 11, 2007, our Board of Directors authorized the repurchase of up to 10 million shares of our common stock in open market or privately negotiated transactions. As of March 31, 2010, 2,460,002 shares of this authorization remained available to be purchased under this program. There is no expiration date associated with this program.

## Item 6. SELECTED FINANCIAL DATA

You should read the following selected consolidated financial data for the five-year period ended March 31, 2010 in conjunction with our consolidated financial statements and notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included in Items 7 and 8 of this Form 10-K. Our consolidated statements of income data for each of the years in the three-year period ended March 31, 2010, and the balance sheet data as of March 31, 2010 and 2009, are derived from our audited consolidated financial statements, included in Item 8 of this Form 10-K. The statements of operations data for the years ended March 31, 2007 and 2006 and balance sheet data as of March 31, 2008, 2007 and 2006 have been derived from our audited consolidated financial statements not included herein (for information below all amounts are in thousands, except per share data).

*As further discussed in Note 1 to our consolidated financial statements, our consolidated financial statements for each year presented here have been adjusted for the retrospective application of the Cash Conversion subsections of Accounting Standards Codification Subtopic 470-20, "Debt with Conversion and Other Options – Cash Conversion."*

Statement of Income Data:

| | Year ended March 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| Net sales | $ 947,729 | $ 903,297 | $1,035,737 | $1,039,671 | $ 927,893 |
| Cost of sales | 413,487 | 386,793 | 410,799 | 414,915 | 377,016 |
| Research and development | 120,823 | 115,524 | 120,864 | 113,698 | 94,926 |
| Selling, general and administrative | 167,222 | 161,218 | 175,646 | 163,247 | 129,587 |
| Special charges (1) | 1,238 | 6,434 | 26,763 | --- | --- |
| Operating income | 244,959 | 233,328 | 301,665 | 347,811 | 326,364 |
| Interest income | 15,325 | 32,545 | 54,851 | 58,383 | 32,753 |
| Interest expense | (31,150) | (29,440) | (9,495) | (5,416) | (1,967) |
| Other income (expense), net | 8,679 | (4,354) | 2,435 | 312 | 2,035 |
| Income before income taxes | 237,813 | 232,079 | 349,456 | 401,090 | 359,185 |
| Income tax provision (benefit) | 20,808 | (13,508) | 52,663 | 44,061 | 116,816 |
| Net income | $ 217,005 | $ 245,587 | $ 296,793 | $ 357,029 | $ 242,369 |
| Basic net income per common share | $ 1.18 | $ 1.34 | $ 1.43 | $ 1.66 | $ 1.15 |
| Diluted net income per common share | $ 1.16 | $ 1.31 | $ 1.40 | $ 1.62 | $ 1.13 |
| Dividends declared per common share | $ 1.359 | $ 1.346 | $ 1.205 | $ 0.965 | $ 0.570 |
| Basic common shares outstanding | 183,642 | 183,158 | 207,220 | 215,498 | 210,104 |
| Diluted common shares outstanding | 187,339 | 186,788 | 212,048 | 220,848 | 215,024 |

Balance Sheet Data:

| | March 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| Working capital | $1,407,579 | $1,587,144 | $1,526,649 | $ 828,817 | $ 509,860 |
| Total assets | 2,516,313 | 2,405,711 | 2,496,031 | 2,269,541 | 2,350,596 |
| Long-term obligations, less current portion | 340,672 | 334,184 | 329,409 | --- | --- |
| Stockholders' equity | 1,533,380 | 1,490,311 | 1,539,000 | 2,004,368 | 1,726,189 |

(1) There were no special charges during the fiscal years ended March 31, 2007 and 2006. Discussions of the special charges for the fiscal years ended March 31, 2010, 2009 and 2008 are contained in Note 3 to our consolidated financial statements. The following table presents a summary of special charges for the five-year period ended March 31, 2010:

| | Year ended March 31, | | | | |
|---|---|---|---|---|---|
| | 2010 | 2009 | 2008 | 2007 | 2006 |
| Patent licenses | $ 1,238 | $ 4,000 | $ --- | $ --- | $ --- |
| In-process research and development expenses | --- | 860 | --- | --- | --- |
| Abandoned acquisition related expenses | --- | 1,574 | --- | --- | --- |
| Loss on sale of Fab 3 | --- | --- | 26,763 | --- | --- |
| Totals | $ 1,238 | $ 6,434 | $ 26,763 | $ --- | $ --- |

## Item 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

### Note Regarding Forward-looking Statements

This report, including "Item 1 – Business," "Item 1A – Risk Factors," and "Item 7 – Management's Discussion and Analysis of Financial Condition and Results of Operations," contains certain forward-looking statements that involve risks and uncertainties, including statements regarding our strategy, financial performance and revenue sources. We use words such as "anticipate," "believe," "plan," "expect," "estimate," "future," "intend" and similar expressions to identify forward-looking statements. These forward-looking statements include, without limitation, statements regarding the following:

- The effects that adverse global economic conditions and fluctuations in the global credit and equity markets may have on our financial condition and results of operations;
- The effects and amount of competitive pricing pressure on our product lines;
- Our ability to moderate future average selling price declines;
- The effect of product mix, capacity utilization, yields, and fixed cost absorption on gross margin;
- The amount of changes in demand for our products and those of our customers;
- The level of orders that will be received and shipped within a quarter;
- The effect that distributor and customer inventory holding patterns will have on us;
- Our belief that customers recognize our products and brand name and use distributors as an effective supply channel;
- Our belief that deferred cost of sales will have low risk of material impairment;
- Our belief that our direct sales personnel combined with our distributors provide an effective means of reaching our customer base;
- Our ability to increase the proprietary portion of our analog and interface product lines and the effect of such an increase;
- The impact of any supply disruption we may experience;
- Our ability to effectively utilize our facilities at appropriate capacity levels and anticipated costs;
- That we adjust capacity utilization to respond to actual and anticipated business and industry-related conditions;
- That our existing facilities and planned expansion activities provide sufficient capacity to respond to increases in demand;
- That manufacturing costs will be reduced by transition to advanced process technologies;
- Our expectation that our wafer fabs will operate at high levels with no under-absorption of fixed costs;
- Our ability to maintain manufacturing yields;
- Continuing our investments in new and enhanced products;
- Our ability to attract and retain qualified personnel;
- The cost effectiveness of using our own assembly and test operations;
- Our anticipated level of capital expenditures;
- Continuation and amount of quarterly cash dividends;
- The sufficiency of our existing sources of liquidity;
- The impact of seasonality on our business;
- The accuracy of our estimates used in valuing employee equity awards;
- That the resolution of legal actions will not harm our business, and the accuracy of our assessment of the probability of loss and range of potential loss;
- That the idling of assets will not impair the value of such assets;
- The recoverability of our deferred tax assets;
- The adequacy of our tax reserves to offset any potential tax liabilities, having the appropriate support for our income tax positions and the accuracy of our estimated tax rate;
- Our belief that the expiration of any tax holidays will not have a material impact;
- The accuracy of our estimates of the useful life and values of our property, assets, and other liabilities;
- The adequacy of our patent strategy;
- Our ability to obtain patents and intellectual property licenses and minimize the effects of litigation;
- The level of risk we are exposed to for product liability claims;
- The amount of labor unrest, public health issues, political instability, governmental interference and changes in general economic conditions that we experience;
- The effect of fluctuations in market interest rates on income and/or cash flows;
- The effect of fluctuations in currency rates;
- Our ability to collect accounts receivable;

- Our belief that our investments in student loan auction rate municipal bond offerings are of high credit quality;
- Our ability to hold our fixed income investments and certain auction rate securities (ARS) until the market recovers, and the immaterial impact this will have on our liquidity;
- Our belief that any future changes in the fair value of the ARS associated with the ARS rights agreement will be largely offset by changes in the fair value of the related rights without any significant net impact to our income statement;
- The accuracy of our estimates used in valuing our available-for-sale securities.
- Our belief that unrealized losses in our investment portfolio do not represent other-than-temporary impairment;
- The accuracy of our estimation of the cost effectivity of our insurance coverage;
- Our belief that our activities are conducted in compliance with various regulations not limited to environmental and export compliance;
- Our ability and intent to settle the principal amount of the junior subordinated convertible debentures in cash; and

Our actual results could differ materially from the results anticipated in these forward-looking statements as a result of certain factors including those set forth in "Item 1A – Risk Factors," and elsewhere in this Form 10-K. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. You should not place undue reliance on these forward-looking statements. We disclaim any obligation to update information contained in any forward-looking statement.

*As further discussed in Note 1 to our consolidated financial statements, our consolidated financial statements for each year presented here have been adjusted for the retrospective application of the Cash Conversion subsections of Accounting Standards Codification Subtopic 470-20, "Debt with Conversion and Other Options – Cash Conversion."*

**Introduction**

The following discussion should be read in conjunction with the consolidated financial statements and the related notes that appear elsewhere in this document, as well as with other sections of this Annual Report on Form 10-K, including "Item 1 – Business;" "Item 6 – Selected Financial Data;" and "Item 8 – Financial Statements and Supplementary Data."

We begin our Management's Discussion and Analysis of Financial Condition and Results of Operations (MD&A) with a summary of Microchip's overall business strategy to give the reader an overview of the goals of our business and the overall direction of our business and products. This is followed by a discussion of the Critical Accounting Policies and Estimates that we believe are important to understanding the assumptions and judgments incorporated in our reported financial results. In the next section, beginning at page 30, we discuss our Results of Operations for fiscal 2010 compared to fiscal 2009, and for fiscal 2009 compared to fiscal 2008. We then provide an analysis of changes in our balance sheet and cash flows, and discuss our financial commitments in sections titled "Liquidity and Capital Resources," "Contractual Obligations" and "Off-Balance Sheet Arrangements."

**Strategy**

Our goal is to be a worldwide leader in providing specialized semiconductor products for a wide variety of embedded control applications. Our strategic focus is on embedded control products, which include microcontrollers, high-performance linear and mixed signal devices, power management and thermal management devices, interface devices, Serial EEPROMs, and our patented KEELOQ® security devices. We provide highly cost-effective embedded control products that also offer the advantages of small size, high performance, low voltage/power operation and ease of development, enabling timely and cost-effective embedded control product integration by our customers.

We sell our products to a broad base of domestic and international customers across a variety of industries. The principal markets that we serve include consumer, automotive, industrial control, computing and communications. Our business is subject to fluctuations based on economic conditions within these markets. Beginning with the third quarter of fiscal 2009, the downturn in the U.S. and global economies adversely impacted our key markets resulting in adverse fluctuations in our business. However, in fiscal 2010 we saw an upturn in our key markets, resulting in improvements to our business across all product lines.

Our manufacturing operations include wafer fabrication and assembly and test. The ownership of our manufacturing resources is an important component of our business strategy, enabling us to maintain a high level of manufacturing control resulting in us being one of the lowest cost producers in the embedded control industry. By owning our wafer fabrication facilities and our assembly and test operations, and by employing statistical process control techniques, we have been able to achieve and maintain high production yields. Direct control over manufacturing resources allows us to shorten our design and production cycles. This control also allows us to capture the wafer manufacturing and a portion of the assembly and test profit margin.

We employ proprietary design and manufacturing processes in developing our embedded control products. We believe our processes afford us both cost-effective designs in existing and derivative products and greater functionality in new product designs. While many of our competitors develop and optimize separate processes for their logic and memory product lines, we use a common process technology for both microcontroller and non-volatile memory products. This allows us to more fully leverage our process research and development costs and to deliver new products to market more rapidly. Our engineers utilize advanced computer-aided design (CAD) tools and software to perform circuit design, simulation and layout, and our in-house photomask and wafer fabrication facilities enable us to rapidly verify design techniques by processing test wafers quickly and efficiently.

We are committed to continuing our investment in new and enhanced products, including development systems, and in our design and manufacturing process technologies. We believe these investments are significant factors in maintaining our competitive position. Our current research and development activities focus on the design of new microcontrollers, digital signal controllers, memory and mixed-signal products, new development systems, software and application-specific software libraries. We are also developing new design and process technologies to achieve further cost reductions and performance improvements in our products.

We market our products worldwide primarily through a network of direct sales personnel and distributors. Our distributors focus primarily on servicing the product and technical support requirements of a broad base of diverse customers. We believe that our direct sales personnel combined with our distributors provide an effective means of reaching this broad and diverse customer base. Our direct sales force focuses primarily on major strategic accounts in three geographical markets: the Americas, Europe and Asia. We currently maintain sales and support centers in major metropolitan areas in North America, Europe and Asia. We believe that a strong technical service presence is essential to the continued development of the embedded control market. Many of our field sales engineers (FSEs), field application engineers (FAEs), and sales management have technical degrees and have been previously employed in an engineering environment. We believe that the technical knowledge of our sales force is a key competitive advantage in the sale of our products. The primary mission of our FAE team is to provide technical assistance to strategic accounts and to conduct periodic training sessions for FSEs and distributor sales teams. FAEs also frequently conduct technical seminars for our customers in major cities around the world, and work closely with our distributors to provide technical assistance and end-user support.

**Critical Accounting Policies and Estimates**

*General*

Our discussion and analysis of our financial condition and results of operations is based upon our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the U.S. We review the accounting policies we use in reporting our financial results on a regular basis. The preparation of these financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses and related disclosure of contingent liabilities. On an ongoing basis, we evaluate our estimates, including those related to revenue recognition, share-based compensation, inventories, investments, income taxes, property, plant and equipment, impairment of property, plant and equipment, junior subordinated convertible debentures and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. Our results may differ from these estimates due to actual outcomes being different from those on which we based our assumptions. We review these estimates and judgments on an ongoing basis. We believe the following critical accounting policies affect our more significant judgments and estimates used in the preparation of our consolidated financial statements. We also have other policies that we consider key accounting policies, such as our policy regarding revenue recognition to OEMs; however, we do not believe these policies require us to make estimates or judgments that are as difficult or subjective as our policies described below.

*Revenue Recognition – Distributors*

Our distributors worldwide generally have broad price protection and product return rights, so we defer revenue recognition until the distributor sells the product to their customer. Revenue is recognized when the distributor sells the product to an end-user, at which time the sales price becomes fixed or determinable. Revenue is not recognized upon shipment to our distributors since, due to discounts from list price as well as price protection rights, the sales price is not substantially fixed or determinable at that time. At the time of shipment to these distributors, we record a trade receivable for the selling price as there is a legally enforceable right to payment, relieve inventory for the carrying value of goods shipped since legal title has passed to the distributor, and record the gross margin in deferred income on shipments to distributors on our consolidated balance sheets.

Deferred income on shipments to distributors effectively represents the gross margin on the sale to the distributor; however, the amount of gross margin that we recognize in future periods could be less than the deferred margin as a result of credits granted to distributors on specifically identified products and customers to allow the distributors to earn a competitive gross margin on the sale of our products to their end customers and price protection concessions related to market pricing conditions.

We sell the majority of the items in our product catalog to our distributors worldwide at a uniform list price. However, distributors resell our products to end customers at a very broad range of individually negotiated price points. The majority of our distributors' resales require a reduction from the original list price paid. Often, under these circumstances, we remit back to the distributor a portion of their original purchase price after the resale transaction is completed in the form of a credit against the distributors' outstanding accounts receivable balance. The credits are on a per unit basis and are not given to the distributor until they provide information to us regarding the sale to their end customer. The price reductions vary significantly based on the customer, product, quantity ordered, geographic location and other factors and discounts to a price less than our cost have historically been rare. The effect of granting these credits establishes the net selling price to our distributors for the product and results in the net revenue recognized by us when the product is sold by the distributors to their end customers. Thus, a portion of the "deferred income on shipments to distributors" balance represents the amount of distributors' original purchase price that will be credited back to the distributor in the future. The wide range and variability of negotiated price concessions granted to distributors does not allow us to accurately estimate the portion of the balance in the deferred income on shipments to distributors account that will be credited back to the distributors. Therefore, we do not reduce deferred income on shipments to distributors or accounts receivable by anticipated future concessions; rather, price concessions are typically recorded against deferred income on shipments to distributors and accounts receivable when incurred, which is generally at the time the distributor sells the product. At March 31, 2010, we had approximately $148.4 million of deferred revenue and $49.5 million in deferred cost of sales recognized as $98.9 million of deferred income on shipments to distributors. At March 31, 2009, we had approximately $118.2 million of deferred revenue and $34.3 million in deferred cost of sales recognized as $83.9 million of deferred income on shipments to distributors. The deferred income on shipments to distributors that will ultimately be recognized in our income statement will be lower than the amount reflected on the balance sheet due to additional price credits to be granted to the distributors when the product is sold to their customers. These additional price credits historically have resulted in the deferred income approximating the overall gross margins that we recognize in the distribution channel of our business.

Distributor advances, reflected as a reduction of deferred income on shipments to distributors on our consolidated balance sheets, totaled $57.5 million at March 31, 2010 and $37.6 million at March 31, 2009. On sales to distributors, our payment terms generally require the distributor to settle amounts owed to us for an amount in excess of their ultimate cost. The sales price to our distributors may be higher than the amount that the distributors will ultimately owe us because distributors often negotiate price reductions after purchasing the product from us and such reductions are often significant. It is our practice to apply these negotiated price discounts to future purchases, requiring the distributor to settle receivable balances, on a current basis, generally within 30 days, for amounts originally invoiced. This practice has an adverse impact on the working capital of our distributors. As such, we have entered into agreements with certain distributors whereby we advance cash to the distributors to reduce the distributor's working capital requirements. These advances are reconciled at least on a quarterly basis and are estimated based on the amount of ending inventory as reported by the distributor multiplied by a negotiated percentage. Such advances have no impact on our revenue recognition or our consolidated statements of income. We process discounts taken by distributors against our deferred income on shipments to distributors' balance and true-up the advanced amounts generally after the end of each completed fiscal quarter. The terms of these advances are set forth in binding legal agreements and are unsecured, bear no interest on unsettled balances and are due upon demand. The agreements governing these advances can be cancelled by us at any time.

We reduce product pricing through price protection based on market conditions, competitive considerations and other factors. Price protection is granted to distributors on the inventory they have on hand at the date the price protection is offered. When we reduce the price of our products, it allows the distributor to claim a credit against its outstanding accounts receivable balances based on the new price of the inventory it has on hand as of the date of the price reduction. There is no immediate revenue impact from the price protection, as it is reflected as a reduction of the deferred income on shipments to distributors' balance.

Products returned by distributors and subsequently scrapped have historically been immaterial to our consolidated results of operations. We routinely evaluate the risk of impairment of the deferred cost of sales component of the deferred income on shipments to distributors account. Because of the historically immaterial amounts of inventory that have been scrapped, and historically rare instances where discounts given to a distributor result in a price less than our cost, we believe the deferred costs are recorded at their approximate carrying value.

*Share-based Compensation*

We measure at fair value and recognize compensation expense for all share-based payment awards, including grants of employee stock options, restricted stock units (RSUs) and employee stock purchase rights, to be recognized in our financial statements based on their respective grant date fair values. Total share-based compensation in fiscal 2010 was $36.8 million, of which $29.7 million was reflected in operating expenses. Total share-based compensation included in cost of sales in fiscal 2010 was $7.1 million. Total share-based compensation included in our inventory balance was $3.2 million at March 31, 2010.

Determining the appropriate fair-value model and calculating the fair value of share-based awards at the date of grant requires judgment. The fair value of our RSUs is based on the fair market value of our common stock on the date of grant discounted for expected future dividends. We use the Black-Scholes option pricing model to estimate the fair value of employee stock options and rights to purchase shares under stock participation plans. Option pricing models, including the Black-Scholes model, also require the use of input assumptions, including expected volatility, expected life, expected dividend rate, and expected risk-free rate of return. We use a blend of historical and implied volatility based on options freely traded in the open market as we believe this is more reflective of market conditions and a better indicator of expected volatility than using purely historical volatility. The expected life of the awards is based on historical and other economic data trended into the future. The risk-free interest rate assumption is based on observed interest rates appropriate for the terms of our awards. The dividend yield assumption is based on our history and expectation of future dividend payouts. We estimate the number of share-based awards that will be forfeited due to employee turnover. Quarterly changes in the estimated forfeiture rate can have a significant effect on reported share-based compensation, as the effect of adjusting the rate for all expense amortization after April 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher or lower than the estimated forfeiture rate, then an adjustment is made to increase or decrease the estimated forfeiture rate, which will result in a decrease or increase to the expense recognized in our financial statements. If forfeiture adjustments are made, they would affect our gross margin, research and development expenses, and selling, general, and administrative expenses. The effect of forfeiture adjustments in fiscal 2010 was immaterial.

We evaluate the assumptions used to value our awards on a quarterly basis. If factors change and we employ different assumptions, share-based compensation expense may differ significantly from what we have recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, we may be required to accelerate, increase or cancel any remaining unearned share-based compensation expense. Future share-based compensation expense and unearned share-based compensation will increase to the extent that we grant additional equity awards to employees or we assume unvested equity awards in connection with acquisitions.

*Inventories*

Inventories are valued at the lower of cost or market using the first-in, first-out method. We write down our inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those we projected, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. During subsequent periods, if sales occur of previously written-down inventory, we may realize a higher gross margin on sales of this inventory during the period the inventory is sold. In estimating our inventory obsolescence, we primarily evaluate estimates of demand over a 12-month period and record impairment charges for inventory on hand in excess of the estimated 12-month demand.

In periods where our production levels are substantially below our normal operating capacity, such as in the second half of fiscal 2009 and the first half of fiscal 2010, the reduced production levels of our manufacturing facilities are charged directly to cost of sales. Approximately $18.6 million was charged to cost of sales in fiscal 2009, and approximately $22.3 million was charged to cost of sales in fiscal 2010, as a result of decreased production in our wafer fabs.

*Investments*

We classify our investments as trading securities or available-for-sale securities based upon management's intent with regard to the investments and the nature of the underlying securities.

Our trading securities consist of auction rate securities (ARS) that we intend to dispose of through the exercise of a put option. (See Note 4 to our consolidated financial statements for further discussion of the ARS put option.) Our investments in trading securities are carried at fair value with unrealized gains and losses reported in other income (expense).

Our available-for-sale investments consist of government agency bonds, municipal bonds, ARS, strategic investments in shares of publicly traded common stock and corporate bonds. Our investments are carried at fair value with unrealized gains and losses reported in stockholders' equity to the extent any unrelated losses are determined to be temporary. Premiums and discounts are amortized or accreted over the life of the related available-for-sale security. Dividend and interest income are recognized when earned. The cost of securities sold is calculated using the specific identification method.

We include within our short-term investments our trading securities, as well as our income yielding available-for-sale securities that can be readily converted to cash and include within long-term investments those income yielding available-for-sale securities with maturities of over one year that have unrealized losses attributable to them or those that cannot be readily liquidated. We have the ability to hold our long-term investments with temporary impairments until such time as these assets are no longer impaired. Such recovery of unrealized losses is not expected to occur within the next year.

Due to the lack of availability of observable market quotes on certain of our investment portfolio of ARS, we utilize valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. The valuation of our ARS investment portfolio is subject to uncertainties that are difficult to predict. Factors that may impact our ARS valuation include changes to credit ratings of the securities as well as to the underlying assets supporting those securities, rates of default of the underlying assets, underlying collateral value, discount rates, counterparty risk, the ongoing strength and quality of the credit markets, and market liquidity.

The credit markets experienced significant deterioration and uncertainty beginning in the second half of fiscal 2008. If these conditions continue, or we experience any additional ratings downgrades on any investments in our portfolio (including our ARS), we may incur additional impairments to our investment portfolio, which could negatively affect our financial condition, cash flows and results of operation.

*Income Taxes*

As part of the process of preparing our consolidated financial statements, we are required to estimate our income taxes in each of the jurisdictions in which we operate. This process involves estimating our actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included in our consolidated balance sheets. We must then assess the likelihood that our deferred tax assets will be recovered from future taxable income within the relevant jurisdiction and to the extent we believe that recovery is not likely, we must establish a valuation allowance. We have not provided for a valuation allowance because we believe that it is more likely than not that our deferred tax assets will be recovered from future taxable income. Should we determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. At March 31, 2010, our gross deferred tax asset was $78.9 million.

Various taxing authorities in the U.S. and other countries in which we do business scrutinize the tax structures employed by businesses. Companies of our size and complexity are regularly audited by the taxing authorities in the jurisdictions in which they conduct significant operations. We are currently under audit by the U.S. Internal Revenue Service (IRS) for our fiscal years ended 2006, 2007 and 2008. Fiscal years 2009 and 2010 are open for examination by tax authorities. We recognize liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional tax payments are probable. We believe that we maintain adequate tax reserves to offset any potential tax liabilities that may arise upon these and other pending audits in the U.S. and other countries in which we do business. If such amounts ultimately prove to be unnecessary, the resulting reversal of such reserves would result in tax benefits being recorded in the period the reserves are no longer deemed necessary. If such amounts ultimately prove to be less than an ultimate assessment, a future charge to expense would be recorded in the period in which the assessment is determined.

*Property, Plant and Equipment*

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. At March 31, 2010, the carrying value of our property and equipment totaled $493.0 million, which represented 19.6% of our total assets. This carrying value reflects the application of our property and equipment accounting policies, which incorporate estimates, assumptions and judgments relative to the useful lives of our property and equipment. Depreciation is provided on a straight-line basis over the estimated useful lives of the related assets, which range from 5 to 7 years on manufacturing equipment, from 10 to 15 years on leasehold improvements and approximately 30 years on buildings.

We began production activities at Fab 4 on October 31, 2003. We began to depreciate the Fab 4 assets as they were placed in service for production purposes. As of March 31, 2010, all of the buildings and supporting facilities were being depreciated as well as the manufacturing equipment that had been placed in service. All manufacturing equipment that was not being used in production activities was maintained in projects in process and is not being depreciated until it is placed into service since management believes there will be no change to its utility from the present time until it is placed into productive service. The lives to be used for depreciating this equipment at Fab 4 will be evaluated at such time as the assets are placed in service. We do not believe that the temporary idling of such assets has impaired the estimated life or carrying values of the underlying assets.

The estimates, assumptions and judgments we use in the application of our property and equipment policies reflect both historical experience and expectations regarding future industry conditions and operations. The use of different estimates, assumptions and judgments regarding the useful lives of our property and equipment and expectations regarding future industry conditions and operations, could result in materially different carrying values of assets and results of operations.

*Impairment of Property, Plant and Equipment*

We assess whether indicators of impairment of long-lived assets are present. If such indicators are present, we determine whether the sum of the estimated undiscounted cash flows attributable to the assets in question is less than their carrying value. If less, we recognize an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods. If the assets determined to be impaired are to be held and used, we recognize an impairment loss through a charge to our operating results to the extent the present value of anticipated net cash flows attributable to the asset are less than the asset's carrying value, which we depreciate over the remaining estimated useful life of the asset. We may incur impairment losses, or additional losses on already impaired assets, in future periods if factors influencing our estimates change.

*Junior Subordinated Convertible Debentures*

We separately account for the liability and equity components of our junior subordinated convertible debentures in a manner that reflects our nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. This results in a bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in our consolidated statements of operations. Additionally, certain embedded features of the debentures qualify as derivatives and are bundled as a compound embedded derivative that is measured at fair value. Lastly, we include the dilutive effect of the shares of our common stock issuable upon conversion of the outstanding junior subordinated convertible debentures in our diluted income per share calculation regardless of whether the market price trigger or other contingent conversion feature has been met. We apply the treasury stock method as we have the intent and current ability to settle the principal amount of the junior subordinated convertible debentures in cash. This method results in incremental dilutive shares when the average fair value of our common stock for a reporting period exceeds the conversion price per share which was $30.34 at March 31, 2010 and adjusts as dividends are recorded in the future.

*Litigation*

Our current estimated range of liability related to pending litigation is based on the probable loss of claims for which we can reasonably estimate the amount and range of loss. Recorded reserves were immaterial at March 31, 2010.

Because of the uncertainties related to both the probability of loss and the amount and range of loss on our pending litigation, we are unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, we will assess the potential liability related to our pending litigation and revise our estimates. Revisions in our estimates of the potential liability could materially affect our results of operations and financial position.

**Results of Operations**

The following table sets forth certain operational data as a percentage of net sales for the years indicated:

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Net sales | 100.0% | 100.0% | 100.0% |
| Cost of sales | 43.6 | 42.8 | 39.7 |
| Gross profit | 56.4 | 57.2 | 60.3 |
| Research and development | 12.8 | 12.8 | 11.7 |
| Selling, general and administrative | 17.7 | 17.9 | 16.9 |
| Special charges | 0.1 | 0.7 | 2.6 |
| Operating income | 25.8% | 25.8% | 29.1% |

*Net Sales*

We operate in one industry segment and engage primarily in the design, development, manufacture and marketing of semiconductor products. We sell our products to distributors and original equipment manufacturers, referred to as OEMs, in a broad range of market segments, perform ongoing credit evaluations of our customers and generally require no collateral. In certain circumstances, a customer's financial condition may require collateral, and, in such cases, the collateral would be provided primarily by letters of credit.

Our net sales of $947.7 million in fiscal 2010 increased by $44.4 million, or 4.9%, over fiscal 2009, and our net sales of $903.3 million in fiscal 2009 decreased by $132.4 million, or 12.8%, over fiscal 2008. The increase in net sales in fiscal 2010 over fiscal 2009 was due primarily to improving semiconductor industry conditions and market share gains in our strategic product lines. The decrease in net sales in fiscal 2009 over fiscal 2008 resulted primarily from adverse changes in global economic and end market conditions across all of our product lines. Average selling prices for our products were down approximately 7% in fiscal 2010 over fiscal 2009 and were down approximately 4% in fiscal 2009 over fiscal 2008. The number of units of our products sold was up approximately 12% in fiscal 2010 over fiscal 2009 and down approximately 9% in fiscal 2009 over fiscal 2008. The average selling prices and the unit volumes of our sales are impacted by the mix of our products sold and overall semiconductor market conditions. Key factors impacting the amount of net sales during the last three fiscal years include:

- global economic conditions in the markets we serve;
- semiconductor industry conditions;
- inventory holding patterns of our customers;
- increasing semiconductor content in our customers' products;
- customers' increasing needs for the flexibility offered by our programmable solutions;
- our new product offerings that have increased our served available market; and
- continued market share gains.

Sales by product line for the fiscal years ended March 31, 2010, 2009 and 2008 were as follows (dollars in thousands):

| | Year Ended March 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | 2009 | | 2008 | |
| Microcontrollers | $ 767,723 | 81.0% | $ 731,648 | 81.0% | $ 832,921 | 80.4% |
| Memory products | 80,158 | 8.5 | 89,336 | 9.9 | 120,280 | 11.6 |
| Analog and interface products | 99,848 | 10.5 | 82,313 | 9.1 | 82,536 | 8.0 |
| Total Sales | $ 947,729 | 100.0% | $ 903,297 | 100.0% | $ 1,035,737 | 100.0% |

Microcontrollers

Our microcontroller product line represents the largest component of our total net sales. Microcontrollers and associated application development systems accounted for approximately 81% of our total net sales in each of fiscal 2010 and fiscal 2009, and approximately 80.4% of our total net sales in fiscal 2008.

Net sales of our microcontroller products increased approximately 4.9% in fiscal 2010 compared to fiscal 2009, and decreased approximately 12.2% in fiscal 2009 compared to fiscal 2008. The increase in net sales in fiscal 2010 compared to fiscal 2009 resulted primarily from improving semiconductor industry conditions, market share gains and the other factors described above. The decrease in net sales in fiscal 2009 compared to fiscal 2008 was primarily due to adverse global economic conditions in the markets we serve and the other factors described above. The end markets we serve include consumer, automotive, industrial control, communications and computing markets.

Historically, average selling prices in the semiconductor industry decrease over the life of any particular product. The overall average selling prices of our microcontroller products have remained relatively constant over time due to the proprietary nature of these products. We have experienced, and expect to continue to experience, moderate pricing pressure in certain microcontroller product lines, primarily due to competitive conditions. We have in the past been able to, and expect in the future to be able to, moderate average selling price declines in our microcontroller product lines by introducing new products with more features and higher prices. We may be unable to maintain average selling prices for our microcontroller products as a result of increased pricing pressure in the future, which could adversely affect our operating results.

Memory Products

Sales of our memory products accounted for approximately 8.5% of our total net sales in fiscal 2010, approximately 9.9% of our total net sales in fiscal 2009 and approximately 11.6% of our total net sales in fiscal 2008.

Net sales of our memory products decreased approximately 10.3% in fiscal 2010 compared to fiscal 2009, and decreased approximately 25.7% in fiscal 2009 compared to fiscal 2008. These sales decreases were driven primarily by global economic conditions and by customer demand conditions within the Serial EEPROM market, which products comprise substantially all of our memory product net sales.

Serial EEPROM product pricing has historically been cyclical in nature, with steep price declines followed by periods of relative price stability, driven by changes in industry capacity at different stages of the business cycle. We have experienced, and expect to continue to experience, varying degrees of competitive pricing pressures in our Serial EEPROM products. We may be unable to maintain the average selling prices of our Serial EEPROM products as a result of increased pricing pressure in the future, which could adversely affect our operating results.

Analog and Interface Products

Sales of our analog and interface products accounted for approximately 10.5% of our total net sales in fiscal 2010, approximately 9.1% of our total net sales in fiscal 2009 and approximately 8.0% of our total net sales in fiscal 2008.

Net sales of our analog and interface products increased approximately 21.3% in fiscal 2010 compared to fiscal 2009 and were essentially flat in fiscal 2009 compared to fiscal 2008. The increase in net sales in fiscal 2010 compared to fiscal 2009 was driven primarily by improving semiconductor industry conditions and market share gains achieved within the analog and interface market. Net sales of our analog and interface products in fiscal 2009 compared to fiscal 2008 were driven primarily by deteriorating global economic conditions, market share gains and supply and demand conditions within the analog and interface market.

Analog and interface products can be proprietary or non-proprietary in nature. Currently, we consider more than half of our analog and interface product mix to be proprietary in nature, where prices are relatively stable, similar to the pricing stability experienced in our microcontroller products. The non-proprietary portion of our analog and interface business will experience price fluctuations, driven primarily by the current supply and demand for those products. We may be unable to maintain the average selling prices of our analog and interface products as a result of increased pricing pressure in the future, which could adversely affect our operating results. We anticipate the proprietary portion of our analog and interface products will increase over time.

Distribution

Distributors accounted for 61% of our net sales in fiscal 2010, and 64% of our net sales in each of fiscal 2009 and fiscal 2008.

Our largest distributor accounted for approximately 12% of our net sales in fiscal 2010, approximately 14% of our net sales in fiscal 2009 and approximately 12% of our net sales in fiscal 2008. Our two largest distributors together accounted for approximately 17% of our net sales in fiscal 2010, and approximately 19% of our net sales in each of fiscal 2009 and fiscal 2008.

Generally, we do not have long-term agreements with our distributors and we, or our distributors, may terminate our relationship with each other with little or no advanced notice. The loss of, or the disruption in the operations of, one or more of our distributors could reduce our future net sales in a given quarter and could result in an increase in inventory returns.

At March 31, 2010, our distributors maintained 41 days of inventory of our products compared to 38 days at March 31, 2009 and 33 days at March 31, 2008. Over the past three fiscal years, the days of inventory maintained by our distributors have fluctuated between approximately 31 days and 42 days. Thus, inventory levels at our distributors are at the higher end of the range we have experienced over the last three fiscal years. We do not believe that inventory holding patterns at our distributors will materially impact our net sales, due to the fact that we recognize revenue based on sell-through for all of our distributors.

Sales by Geography

Sales by geography for the fiscal years ended March 31, 2010, 2009 and 2008 were as follows (dollars in thousands):

| | Year Ended March 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2010 | | 2009 | | 2008 | |
| Americas | $ 231,398 | 24.4% | $ 228,922 | 25.3% | $ 273,363 | 26.4% |
| Europe | 237,354 | 25.1 | 257,407 | 28.5 | 308,171 | 29.8 |
| Asia | 478,977 | 50.5 | 416,968 | 46.2 | 454,203 | 43.8 |
| Total Sales | $ 947,729 | 100.0% | $ 903,297 | 100.0% | $ 1,035,737 | 100.0% |

Our sales to foreign customers have been predominately in Asia and Europe, which we attribute to the manufacturing strength in those areas for automotive, communications, computing, consumer and industrial control products. Americas sales include sales to customers in the U.S., Canada, Central America and South America.

Sales to foreign customers accounted for approximately 77% of our net sales in fiscal 2010 and approximately 75% of our net sales in each of fiscal 2009 and fiscal 2008. Substantially all of our foreign sales are U.S. dollar denominated. Sales to customers in Asia have generally increased over time due to many of our customers transitioning their manufacturing operations to Asia and growth in demand from the emerging Asian market. Our sales force in the Americas and Europe supports a significant portion of the design activity for products which are ultimately shipped to Asia.

Sales to customers in China, including Hong Kong, accounted for approximately 25% of our net sales in fiscal 2010, approximately 23% of our net sales in fiscal 2009 and approximately 20% of our net sales in fiscal 2008. Sales to customers in Taiwan accounted for approximately 10% of our net sales in each of fiscal 2010 and fiscal 2008. We did not have sales into any other countries that exceeded 10% of our net sales during the last three fiscal years.

*Gross Profit*

Our gross profit was $534.2 million in fiscal 2010, $516.5 million in fiscal 2009 and $624.9 million in fiscal 2008. Gross profit as a percent of sales was 56.4% in fiscal 2010, 57.2% in fiscal 2009 and 60.3% in fiscal 2008.

The most significant factors affecting our gross profit percentage in the periods covered by this report were:

- production levels being below the range of our normal capacity, such as in the second half of fiscal 2009 and the first half of fiscal 2010, resulting in under absorption of fixed costs; and
- continual cost reductions in wafer fabrication and assembly and test manufacturing, such as new manufacturing technologies and more efficient manufacturing techniques.

Other factors that impacted our gross profit percentage in the periods covered by this report include:

- inventory write-downs partially offset by sales of inventory that was previously written down;
- lower depreciation as a percentage of cost of sales; and
- fluctuations in the product mix of microcontrollers, proprietary and non-proprietary analog products and Serial EEPROM products resulting in lower overall average selling prices for our products.

We adjust our capacity utilization as required to respond to actual and anticipated business and industry-related conditions. We operated at or above normal capacity levels, which we typically consider to be 90% to 95% of the actual capacity of the installed equipment, during fiscal 2008, the first half of fiscal 2009 and the fourth quarter of fiscal 2010. However, during the third and fourth quarters of fiscal 2009, we reduced wafer starts at both Fab 2 and Fab 4 and implemented rotating unpaid time off at both fabrication facilities. The reduction in wafer starts and rotating unpaid time off were implemented to help control inventory levels due to adverse economic conditions in the markets we serve. Reduced levels of production continued into the third quarter of fiscal 2010, however, we increased the production output from our wafer fabs in the second and third quarters of fiscal 2010 to support increasing demand for our products and during the latter part of the third quarter of fiscal 2010 and during the fourth quarter of fiscal 2010, we operated our wafer fabs at or above normal capacity levels.

As a result of decreased production in our wafer fabs, approximately $22.3 million was charged to cost of sales in fiscal 2010 and approximately $18.6 million was charged to cost of sales in fiscal 2009. There were no such charges in fiscal 2008. In the future, if production levels are below normal capacity, we will charge cost of sales for the unabsorbed capacity.

The process technologies utilized in our wafer fabs impact our gross margins. Fab 2 currently utilizes various manufacturing process technologies, but predominantly utilizes our 0.5 to 1.0 micron processes. Fab 4 predominantly utilizes our 0.22 to 0.5 micron processes. We continue to transition products to more advanced process technologies to reduce future manufacturing costs. All of our production has been on 8-inch wafers during the periods covered by this report.

Our overall inventory levels were $116.6 million at March 31, 2010, compared to $131.5 million at March 31, 2009 and $124.5 million at March 31, 2008. We maintained 97 days of inventory on our balance sheet at March 31, 2010 compared to 134 days of inventory at March 31, 2009 and 112 days at March 31, 2008. The reduction of our inventory levels from the March 31, 2009 levels was a result of our efforts to manage inventory through the period of adverse global economic conditions and was impacted by net sales in each quarter in fiscal 2010 exceeding our initial expectations when entering those periods. Our inventory levels at March 31, 2010 were at the low end of the range we have experienced over the last three years. Our goal is to grow our inventory balances to more optimized levels over time.

We anticipate that our gross margins will fluctuate over time, driven primarily by capacity utilization levels, the overall product mix of microcontroller, analog and interface and memory products and the percentage of net sales of each of these products in a particular quarter, as well as manufacturing yields, fixed cost absorption, and competitive and economic conditions in the markets we serve.

At March 31, 2010, approximately 65% of our assembly requirements were performed in our Thailand facility, compared to approximately 77% at March 31, 2009 and approximately 67% at March 31, 2008. The percentage of our assembly work that is performed internally fluctuates over time based on supply and demand conditions in the semiconductor industry and our internal capacity capabilities. Third-party contractors located in Asia perform the balance of our assembly operations. Substantially all of our test requirements were performed in our Thailand facility over the last three fiscal years. We believe that the assembly and test operations performed at our Thailand facility provide us with significant cost savings when compared to contractor assembly and test costs, as well as increased control over these portions of the manufacturing process.

We rely on outside wafer foundries for a portion of our wafer fabrication requirements.

Our use of third parties involves some reduction in our level of control over the portions of our business that we subcontract. While we review the quality, delivery and cost performance of our third-party contractors, our future operating results could suffer if any third-party contractor is unable to maintain manufacturing yields, assembly and test yields and costs at approximately their current levels.

*Research and Development (R&D)*

R&D expenses for fiscal 2010 were $120.8 million, or 12.8% of sales, compared to $115.5 million, or 12.8% of sales, for fiscal 2009 and $120.9 million, or 11.7% of sales, for fiscal 2008. We are committed to investing in new and enhanced products, including development systems software, and in our design and manufacturing process technologies. We believe these investments are significant factors in maintaining our competitive position. R&D costs are expensed as incurred. Assets purchased to support our ongoing research and development activities are capitalized when related to products which have achieved technological feasibility or that have alternative future uses and are amortized over their expected useful lives. R&D expenses include labor, depreciation, masks, prototype wafers, and expenses for the development of process technologies, new packages, and software to support new products and design environments.

R&D expenses increased $5.3 million, or 4.6%, for fiscal 2010 over fiscal 2009. The primary reasons for the dollar increase in R&D costs in fiscal 2010 compared to fiscal 2009 were higher salary and bonus costs related to restoring previous reductions in compensation programs due to improving business conditions. R&D expenses decreased $5.3 million, or 4.4%, for fiscal 2009 over fiscal 2008. The primary reasons for the dollar decrease in R&D costs in fiscal 2009 compared to fiscal 2008 were cost-cutting actions taken in the third and fourth quarters of fiscal 2009, including salary reductions, elimination of bonuses and reductions in travel costs.

*Selling, General and Administrative*

Selling, general and administrative expenses for fiscal 2010 were $167.2 million, or 17.7% of sales, compared to $161.2 million, or 17.9% of sales, for fiscal 2009, and $175.6 million, or 16.9% of sales, for fiscal 2008. Selling, general and administrative expenses include salary expenses related to field sales, marketing and administrative personnel, advertising and promotional expenditures and legal expenses. Selling, general and administrative expenses also include costs related to our direct sales force and field applications engineers who work in sales offices worldwide to stimulate demand by assisting customers in the selection and use of our products.

Selling, general and administrative expenses increased $6.0 million, or 3.7%, for fiscal 2010 over fiscal 2009. The primary reasons for the dollar increase in selling, general and administrative expenses in fiscal 2010 over fiscal 2009 were higher salary and bonus costs related to restoring previous reductions in compensation programs due to improving business conditions. Selling, general and administrative expenses decreased $14.4 million, or 8.2%, for fiscal 2009 over fiscal 2008. The primary reasons for the dollar decrease in selling, general and administrative expenses in fiscal 2009 over fiscal 2008 were cost-cutting actions taken in the third and fourth quarters of fiscal 2009, including salary reductions, elimination of bonuses and reduction in travel costs.

Selling, general and administrative expenses fluctuate over time, primarily due to revenue and operating expense investment levels.

*Special Charges*

Patent Licenses

During the first quarter of fiscal 2010, we agreed to the terms of a patent license with an unrelated third party and signed an agreement on July 9, 2009. The patent license settled alleged infringement claims. The total payment made to the third-party in July 2009 was $1.4 million, $1.2 million of which was expensed in the first quarter of fiscal 2010 and the remaining $0.2 million was recorded as a prepaid royalty that will be amortized over the remaining life of the patent.

We entered into a patent portfolio license effective March 31, 2009 with an unrelated third-party that covers both issued patents and patent applications and settled alleged infringement claims. The total payment made to the third-party was $8.25 million, $4.0 million of which was expensed in the fourth quarter of fiscal 2009 and the remaining $4.25 million of which was recorded as a prepaid royalty that will be amortized over the life of the patents.

Expenses Associated with the Abandonment of the Atmel Acquisition

On October 2, 2008, we and ON Semiconductor Corporation announced that we had sent a proposal to the Board of Directors of Atmel Corporation to acquire Atmel for $5.00 per share in cash or a total of approximately $2.3 billion. On October 29, 2008, Atmel announced that its Board of Directors had determined that the unsolicited proposal was inadequate. On February 10, 2009, we announced our termination of our consideration of a potential transaction with Atmel in light of the economic uncertainty and the lack of visibility with respect to Atmel's business not allowing us to put a value on Atmel. In the fourth quarter of fiscal 2009, we expensed $1.6 million of various costs associated with the terminated proposal.

In-Process Research and Development

During the third quarter of fiscal 2009, we completed our acquisition of Hampshire Company, a leader in the large format touch screen controller market. As a result of the acquisition, we incurred a $0.5 million in-process research and development charge in the third quarter of fiscal 2009.

During the fourth quarter of fiscal 2009, we completed the acquisition of HI-TECH Software, a provider of software development tools and compilers. As a result of the acquisition, we incurred a $0.2 million in-process research and development charge in the fourth quarter of fiscal 2009.

During the fourth quarter of fiscal 2009, we completed our acquisition of R&E International, a leader in developing innovative integrated circuits for smoke and carbon monoxide detectors and other life-safety systems. As a result of the acquisition, we incurred a $0.2 million in-process research and development charge in the fourth quarter of fiscal 2009.

Loss on Sale of Fab 3

We received an unsolicited offer on our Fab 3 facility in September 2007. We assessed our available capacity in our current facilities, along with our capacity available from outside foundries and determined the capacity of Fab 3 would not be required in the near term. As a result of this assessment, we accepted the offer on September 21, 2007 and the transaction closed on October 19, 2007. We received $27.5 million in cash net of expenses associated with the sale and recognized an impairment charge in fiscal 2008 of $26.8 million on the sale of Fab 3, representing the difference between the carrying value of the assets at September 30, 2007 and the amounts realized subsequent to September 30, 2007.

*Other Income (Expense)*

Interest income in fiscal 2010 decreased to $15.3 million from $32.5 million in fiscal 2009. Interest income in fiscal 2009 decreased to $32.5 million from $54.9 million in fiscal 2008. The primary reason for the reductions in interest income in fiscal 2010 over fiscal 2009 and for fiscal 2009 over fiscal 2008 was lower interest rates on our invested cash balances in those periods. Interest expense related to our 2.125% junior subordinated convertible debentures in fiscal 2010 was $31.2 million, compared to $29.4 million in fiscal 2009 and $9.5 million in fiscal 2008. Other income, net in fiscal 2010 was $8.7 million compared to other expense, net of $4.4 million in fiscal 2009 and other income, net in fiscal 2008 of $2.4 million. The increase in other income, net in fiscal 2010 compared to fiscal 2009 and fiscal 2008 primarily relates to $7.5 million of gains on trading securities during fiscal 2010 compared to $7.3 million of losses on trading securities during fiscal 2009. These gains and losses were a result of market fluctuations in our trading securities and the put options as described in Note 4 to our consolidated financial statements.

*Provision for Income Taxes*

Provisions for income taxes reflect tax on our foreign earnings and federal and state tax on our U.S. earnings. Our effective tax rate was 8.8% in fiscal 2010, our effective tax benefit was 5.8% in fiscal 2009 and our effective tax rate was 15.1% in fiscal 2008. Our effective tax rate is lower than statutory rates in the U.S. due primarily to lower tax rates at our foreign locations, R&D tax credits and export sales incentives. Our effective tax rate in fiscal 2010 reflects a $8.5 million U.S. tax benefit related to our settlement with the IRS for our fiscal 2002 through fiscal 2004 tax audits. This benefit reduced our effective tax rate by 3.6 percentage points to an effective tax rate of 8.8%. Our effective tax rate in fiscal 2009 reflects a $16.9 million U.S. tax benefit related to our settlement with the IRS for our fiscal 2005 tax audit and a $33.0 million tax reserve release associated with a favorable clarification of tax regulations which had an ongoing benefit on our effective tax rate. Combined, these tax benefits reduced our effective tax rate by 21.5 percentage points to an effective tax benefit of 5.8%. Our effective tax rate in fiscal 2008 reflects a $10.3 million U.S. tax benefit associated with the sale of Fab 3, a $5.7 million tax benefit related to the release of tax reserves associated with a foreign tax matter, a $4.5 million tax benefit related to the release of tax reserves for certain international tax exposures and approximately $0.8 million related to accrued interest and other reserve matters. Combined, these tax benefits decreased our effective tax rate in fiscal 2008 by approximately 4.4% to an effective tax rate of 15.1%.

Various taxing authorities in the U.S. and other countries in which we do business are increasing their scrutiny of the tax structures employed by businesses. Companies of our size and complexity are regularly audited by the taxing authorities in the jurisdictions in which they conduct significant operations. We are currently under audit by the IRS for our fiscal years ended 2006, 2007 and 2008. We are currently open for examination by the tax authorities for our fiscal years ended 2009 and 2010. We recognize liabilities for anticipated tax audit issues in the U.S. and other tax jurisdictions based on our estimate of whether, and the extent to which, additional tax payments are probable. We believe that we maintain adequate tax reserves to offset any potential tax liabilities that may arise upon these and other pending audits in the U.S. and other countries in which we do business. If such amounts ultimately prove to be unnecessary, the resulting reversal of such reserves would result in tax benefits being recorded in the period the reserves are no longer deemed necessary. If such amounts ultimately prove to be less than any final assessment, a future charge to expense would be recorded in the period in which the assessment is determined.

Our Thailand manufacturing operations currently benefit from numerous tax holidays that have been granted to us by the Thailand government based on our investments in property, plant and equipment in Thailand. Our tax holiday periods in Thailand expire at various times in the future and any expiration of our tax holidays in Thailand are expected to have a minimal impact on our overall tax expense due to other tax holidays and increases in income in other taxing jurisdictions with lower statutory rates.

**Liquidity and Capital Resources**

We had $1,531.5 million in cash, cash equivalents and short-term and long-term investments at March 31, 2010, an increase of $90.8 million from the March 31, 2009 balance. The increase in cash, cash equivalents and short-term and long-term investments over this time period is primarily attributable to cash generated by operating activities being offset by dividends during the fiscal year ended March 31, 2010.

Net cash provided from operating activities was $452.0 million for fiscal 2010, $308.7 million for fiscal 2009 and $447.3 million for fiscal 2008. The increase in cash flow from operations in fiscal 2010 compared to fiscal 2009 was primarily due to net sales of trading securities in fiscal 2010 of $87.0 million, compared to net purchases of trading securities of $73.5 million in fiscal 2009. The lower net income in fiscal 2010, was also offset by changes in working capital. The decrease in cash flow from operations in fiscal 2009 compared to fiscal 2008 was primarily due to lower net income in fiscal 2009, an increase in the purchases of trading securities and changes in accrued liabilities and other assets and liabilities.

Net cash used in investing activities was $195.3 million for fiscal 2010, and $19.8 million for fiscal 2009. Net cash provided by investing activities was $55.7 million in fiscal 2008. The increase in net cash used in investing activities in fiscal 2010 compared to fiscal 2009 was primarily due to changes in our net purchases, sales and maturities of short-term and long-term investments offset by lower capital expenditures in fiscal 2010. Also included in net cash used in investing activities in fiscal 2010 was a $58.4 million investment in the common stock of Silicon Storage Technology, Inc. at $3.05 per share. The decrease in cash provided by investing activities in fiscal 2009 over fiscal 2008 was primarily due to an increase in capital expenditures and investments in other assets, as well as $27.5 million received from the sale of Fab 3 in fiscal 2008.

Net cash used in financing activities was $195.3 million for fiscal 2010, $330.2 million for fiscal 2009 and $182.7 million for fiscal 2008. Proceeds from the exercise of stock options and employee purchases under our employee stock purchase plans were $36.5 million for fiscal 2010, $33.6 million for fiscal 2009 and $59.1 million for fiscal 2008. We paid cash dividends to our shareholders of $249.6 million in fiscal 2010, $246.7 million in fiscal 2009, and $252.0 million in fiscal 2008. Excess tax benefits from share-based payment arrangements were $2.1 million in fiscal 2010, $6.8 million in fiscal 2009, and $21.2 million in fiscal 2008. During the year ended March 31, 2008, we received net proceeds of $1,127.0 million from the issuance of our 2.125% junior subordinated convertible debentures. Cash expended for the repurchase of our common stock was $123.9 million in fiscal 2009 and $1,138.0 million in fiscal 2008. No amounts were expended in fiscal 2010 for the repurchase of our common stock.

Our level of capital expenditures varies from time to time as a result of actual and anticipated business conditions. Capital expenditures were $47.6 million in fiscal 2010, $102.4 million in fiscal 2009 and $69.8 million in fiscal 2008. Capital expenditures are primarily for the expansion of production capacity and the addition of research and development equipment. We currently intend to spend approximately $90 million during the next twelve months to invest in equipment and facilities to maintain, and increase capacity, as required, to meet our currently anticipated needs.

We expect to finance our capital expenditures through our existing cash balances and cash flows from operations. We believe that the capital expenditures anticipated to be incurred over the next twelve months will provide sufficient manufacturing capacity to meet our currently anticipated needs.

We enter into derivative transactions from time to time in an attempt to reduce our exposure to currency rate fluctuations. Although none of the countries in which we conduct significant foreign operations have had a highly inflationary economy in the last five years, there is no assurance that inflation rates or fluctuations in foreign currency rates in countries where we conduct operations will not adversely affect our operating results in the future. At March 31, 2010, we had no foreign currency-forward contracts outstanding.

On December 11, 2007, we announced that our Board of Directors had authorized the repurchase of up to an additional 10,000,000 shares of our common stock in the open market or in privately negotiated transactions. As of March 31, 2010, 2,460,002 shares related to this authorization remained available for purchase.

Our Board of Directors authorized the repurchase of 21,500,000 shares of our common stock concurrent with our junior subordinated convertible debentures transaction described in Note 11 to our consolidated financial statements and no further shares are available to be repurchased under this authorization.

As of March 31, 2010, approximately 33.5 million shares of our common stock remained as treasury shares with the balance of the repurchased shares being used to fund share issuance requirements under our equity incentive plans. The timing and amount of future repurchases will depend upon market conditions, interest rates, and corporate considerations.

On October 28, 2002, we announced that our Board of Directors had approved and instituted a quarterly cash dividend on our common stock. During fiscal 2008, we paid dividends in the amount of $1.205 per share for a total dividend payment of $252.0 million. During fiscal 2009, we paid dividends in the amount of $1.346 per share for a total dividend payment of $246.7 million. During fiscal 2010, we paid dividends in the amount of $1.359 per share for a total dividend payment of $249.6 million. On May 5, 2010, we declared a quarterly cash dividend of $0.342 per share, which will be paid on June 2, 2010, to stockholders of record on May 20, 2010 and the total amount of such dividend is expected to be approximately $63.5 million. Our Board of Directors is free to change our dividend practices at any time and to increase or decrease the dividend paid, or not to pay a dividend, on our common stock on the basis of our results of operations, financial condition, cash requirements and future prospects, and other factors deemed relevant by our Board of Directors. Our current intent is to provide for ongoing quarterly cash dividends depending upon market conditions and our results of operations.

We believe that our existing sources of liquidity combined with cash generated from operations will be sufficient to meet our currently anticipated cash requirements for at least the next twelve months. However, the semiconductor industry is capital intensive. In order to remain competitive, we must constantly evaluate the need to make significant investments in capital equipment for both production and research and development. We may seek additional equity or debt financing from time to time to maintain or expand our wafer fabrication and product assembly and test facilities, or for acquisitions or other purposes. The timing and amount of any such financing requirements will depend on a number of factors, including demand for our products, changes in industry conditions, product mix, competitive factors and our ability to identify suitable acquisition candidates. There can be no assurance that such financing will be available on acceptable terms, and any additional equity financing would result in incremental ownership dilution to our existing stockholders.

**Contractual Obligations**

The following table summarizes our significant contractual obligations at March 31, 2010, and the effect such obligations are expected to have on our liquidity and cash flows in future periods. This table excludes amounts already recorded on our balance sheet as current liabilities at March 31, 2010 (dollars in thousands):

| | Payments Due by Period | | | | |
|---|---|---|---|---|---|
| | Total | Less than 1 year | 1 – 3 years | 3 – 5 years | More than 5 years |
| Operating lease obligations | $ 11,858 | $ 4,549 | $ 5,164 | $ 2,145 | $ --- |
| Capital purchase obligations (1) | 31,090 | 31,090 | --- | --- | --- |
| Other purchase obligations and commitments (2) | 3,139 | 1,950 | 1,189 | --- | --- |
| 2.125% junior convertible debentures – principal and interest (3) | 1,827,122 | 24,438 | 48,875 | 48,875 | 1,704,934 |
| Total contractual obligations (4) | $ 1,873,209 | $ 62,027 | $ 55,228 | $ 51,020 | $ 1,704,934 |

(1) Capital purchase obligations represent commitments for construction or purchases of property, plant and equipment. These obligations were not recorded as liabilities on our balance sheet as of March 31, 2010, as we have not yet received the related goods or taken title to the property.
(2) Other purchase obligations and commitments include payments due under various types of licenses.
(3) For purposes of this table we have assumed that the principal of our convertible debentures will be paid on December 31, 2037.
(4) Total contractual obligations do not include contractual obligations recorded on the balance sheet as current liabilities, or certain purchase obligations as discussed below. The contractual obligations also do not include amounts related to uncertain tax positions because reasonable estimates cannot be made.

Purchase orders or contracts for the purchase of raw materials and other goods and services are not included in the table above. We are not able to determine the aggregate amount of such purchase orders that represent contractual obligations, as purchase orders may represent authorizations to purchase rather than binding agreements. For the purpose of this table, contractual obligations for purchase of goods or services are defined as agreements that are enforceable and legally binding on us and that specify all significant terms, including: fixed or minimum quantities to be purchased; fixed, minimum or variable price provisions; and the approximate timing of the transaction. Our purchase orders are based on our current manufacturing needs and are fulfilled by our vendors with short time horizons. We do not have significant agreements for the purchase of raw materials or other goods specifying minimum quantities or set prices that exceed our expected requirements for three months. We also enter into contracts for outsourced services; however, the obligations under these contracts were not significant and the contracts generally contain clauses allowing for cancellation without significant penalty.

The expected timing of payment of the obligations discussed above is estimated based on current information. Timing of payments and actual amounts paid may be different depending on the time of receipt of goods or services or changes to agreed-upon amounts for some obligations.

**Off-Balance Sheet Arrangements**

As of March 31, 2010, we are not involved in any off-balance sheet arrangements, as defined in Item 303(a)(4)(ii) of SEC Regulation S-K.

**Recently Issued Accounting Pronouncements**

In July 2009, the Financial Accounting Standards Board (FASB) released the final version of its new "Accounting Standards Codification" (Codification) as the single authoritative source for GAAP. While not intended to change GAAP, the Codification significantly changed the way in which the accounting literature is organized, combining all authoritative standards into a comprehensive, topically organized database. All existing accounting standard documents were superseded and all other accounting literature not included in the Codification is considered nonauthoritative, other than guidance issued by the SEC. The Codification was effective for interim and annual periods ending on or after September 15, 2009. We adopted the Codification in our interim financial statements for the second quarter of fiscal 2010, which had no impact on our financial position, results of operations or cash flows.

In April 2009, the FASB issued guidance for estimating fair value when the volume or level of activity in a market for an asset or liability has decreased significantly. This guidance also provides information on identifying circumstances that indicate a transaction is not orderly (i.e., a forced liquidation or distressed sale). This guidance was effective for us beginning in fiscal 2010 and did not have a material impact on our financial position, results of operations or cash flows.

In April 2009, the FASB issued guidance that applies to investments in debt securities for which other-than-temporary impairments may be recorded. If an entity's management asserts that it does not have the intent to sell a debt security and it is more likely than not that it will not be required to sell the security before recovery of its cost basis, then an entity may separate other-than-temporary impairments into two components: (i) the amount related to credit losses (recorded in earnings) and (ii) all other amounts (recorded in other comprehensive income). This guidance was effective for us beginning in fiscal 2010 and did not have a material impact on our financial position, results of operations or cash flows.

In April 2009, the FASB issued guidance that requires disclosures about fair value of financial instruments in interim financial statements. This guidance was effective for us beginning in fiscal 2010, and because it applies only to financial statement disclosures, it had no impact on our financial position, results of operations or cash flows.

In June 2008, the FASB issued guidance clarifying that unvested share-based payment awards with a right to receive nonforfeitable dividends are participating securities and providing information on how to allocate earnings to participating securities to allow computation of basic and diluted earnings per share using the two-class method. This guidance was effective for us beginning in fiscal 2010 and requires retrospective application for periods prior to the effective date. The adoption of this guidance did not have a material impact on our computation of earnings per share.

In April 2008, the FASB issued guidance that amends the factors that should be considered in developing renewal or extension assumptions used to determine the useful life of a recognized intangible asset. This guidance was effective for us beginning in fiscal 2010 and did not have a material impact on our financial position, results of operations or cash flows.

In December 2007, the FASB issued a revision to previously issued accounting literature which changes the accounting for business combinations including: (i) the measurement of acquirer shares issued in consideration for a business combination, (ii) the recognition of contingent consideration, (iii) the accounting for preacquisition gain and loss contingencies, (iv) the recognition of capitalized IPR&D, (v) the accounting for acquisition-related restructuring costs, (vi) the treatment of acquisition-related transaction costs, and (vii) the recognition of changes in the acquirer's income tax valuation allowance. We began applying this guidance prospectively to all business combinations beginning in fiscal 2010. The impact of adoption on our financial position, results of operations or cash flows is dependent upon the nature and terms of business combinations that we consummate.

**New Accounting Pronouncements Not Yet Adopted**

In October 2009, the FASB issued new revenue recognition guidance for arrangements that include both software and non-software related deliverables. This guidance requires entities to allocate the overall consideration to each deliverable by using a best estimate of the selling price of individual deliverables in the arrangement in the absence of VSOE or other third party evidence of the selling price. Additionally, the guidance modifies the manner in which the transaction consideration is allocated across the separately identified deliverables by no longer permitting the residual method of allocating arrangement consideration. The new guidance is effective for us in the first quarter of fiscal 2012 interim financial statements, with earlier adoption permitted. We are currently evaluating the impact of adopting this new guidance on our consolidated financial statements.

In June 2009, the FASB issued new guidance on accounting for transfers of financial assets, which amended previous GAAP literature. The amendment includes: (i) elimination of the qualifying special-purpose entity concept, (ii) a new unit of account definition that must be met for transfers of portions of financial assets to be eligible for sale accounting, (iii) clarifications and changes to the derecognition criteria for a transfer to be accounted for as a sale, (iv) a change to the amount of recognized gain or loss on a transfer of financial assets accounted for as a sale when beneficial interests are received by the transferor, and (v) extensive new disclosures. This guidance is effective for us beginning in fiscal 2011 and is not expected to have a material effect on our financial position, results of operations or cash flows.

## Item 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

As of March 31, 2010 and March 31, 2009, our investment portfolio, consisting of fixed income securities and money market funds that we hold on an available-for-sale basis, totaled $1,506.6 million and $1,318.83 million respectively, and our trading securities totaled $24.9 million and $122.5 million, respectively. Our available-for-sale securities, like all fixed income instruments, are subject to interest rate risk and will decline in value if market interest rates increase. We have the ability to hold our fixed income investments until maturity and, therefore, we would not expect to recognize any material adverse impact in income or cash flows if market interest rates increase. The following table provides information about our available-for-sale securities that are sensitive to changes in interest rates. We have aggregated our available-for-sale securities for presentation purposes since they are all very similar in nature (dollars in thousands):

| | Financial instruments maturing during the fiscal year ended March 31, | | | | | |
|---|---|---|---|---|---|---|
| | 2011 | 2012 | 2013 | 2014 | 2015 | Thereafter |
| Available-for-sale securities | $ 309,744 | $ 220,084 | $ 470,529 | $ --- | $ --- | $ 14,151 |
| Weighted-average yield rate | 2.13% | 1.66% | 1.89% | --- | --- | 2.26% |

At March 31, 2010, $49.8 million of original purchase value of our investment portfolio was invested in ARS. Historically, the carrying value of auction rate securities (ARS) approximated fair value due to the frequent resetting of the interest rates. If an auction fails for amounts we have invested, our investment will not be liquid. With the continuing liquidity issues experienced in the global credit and capital markets, our ARS have experienced multiple failed auctions. In September 2007 and February 2008, auctions for $24.9 million and $34.8 million, respectively, of the original purchase value of our investments in ARS had failed. While we continue to earn interest on these investments based on a pre-determined formula with spreads tied to particular interest rate indices, the estimated market value for a portion of these ARS no longer approximates the original purchase value.

The $24.9 million in failed auctions noted above have continued to fail through the filing date of this Annual Report on Form 10-K. The fair value at March 31, 2010 of the failed ARS of $14.2 million has been estimated based on market information and estimates determined by management and could change significantly based on future market conditions. We evaluated the impairments in the value of these ARS, determining our intent to sell these securities prior to the recovery of its amortized cost basis resulted in the securities being other-than-temporarily impaired and recognized an impairment charge on these investments of $3.6 million during fiscal 2009 and $4.7 million in fiscal 2010. If the issuers are unable to successfully close future auctions or if their credit ratings deteriorate further, we may be required to further adjust the carrying value of the investments through an additional impairment charge to earnings.

The $34.8 million of ARS that failed during February 2008 are investments in student loan-backed ARS (SLARS). Approximately $2.9 million and $7.0 million of these SLARS were redeemed at par by the issuers during the fiscal years 2009 and 2010, respectively, reducing our overall position in these SLARS to $24.9 million which represents the initial cost basis for these investments. Based upon our evaluation of available information, we believe these investments are of high credit quality, as all of the investments carry AAA credit ratings by one or more of the major credit rating agencies and are largely backed by the federal government (Federal Family Education Loan Program).

The fair value of the failed SLARS has been estimated based on market information and estimates determined by management and could change significantly based on future market conditions. However, if the issuers are not able to successfully close future auctions or over time are not able to obtain more favorable financing options for their debt issuance needs, including refinancing these obligations into lower rate securities, the market value of these investments could be negatively impacted.

In November 2008, we executed an SLARS rights agreement (the Rights) with the broker through which we purchased the $24.9 million in ARS that provides (1) us with the right to put these SLARS back to the broker at par anytime during the period from June 30, 2010 through July 2, 2012, and (2) the broker with the right to purchase or sell the ARS at par on our behalf anytime through July 2, 2012. We accounted for the acceptance of the Rights as the receipt of a put option for no consideration and recognized a gain with a corresponding recognition as a long-term investment. We expect any future change in the fair value of the SLARS to be largely offset by changes in the fair value of the related Rights without any significant net impact to our income statement. We will continue to measure the SLARS and the Rights at fair value (utilizing Level 3 inputs) until the earlier of maturity or exercise. We intend and have the ability to hold the $24.9 million of ARS until the market recovers or until June 30, 2010 when we have the right to sell the SLARS at par to the broker as we do not anticipate having to sell these securities to fund the operations of our business. We believe that, based on our current unrestricted cash, cash equivalents and short-term investment balances, the current lack of liquidity in the credit and capital markets will not have a material impact on our liquidity, cash flow or ability to fund our operations.

Our investment in marketable equity securities at March 31, 2010 consisted of shares of common stock of Silicon Storage Technology, Inc., the value of which is determined by the closing price of such shares on the market on which the shares are traded as of the balance sheet date. The market value of this investment was approximately $58.4 million at March 31, 2010 and was equal to our purchase price of $3.05 per share. On April 8, 2010, we acquired Silicon Storage Technology, Inc. in a merger transaction for $3.05 per share for a total of $295.4 million in consideration in addition to the shares we purchased for $58.4 million. The $58.4 million of market value of these securities will be included in the determination of our total purchase price of $353.8 million.

## Item 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

The consolidated financial statements listed in the index appearing under Item 15(a)(1) hereof are filed as part of this Form 10-K. See also Index to Financial Statements, below.

## Item 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

None.

## Item 9A. CONTROLS AND PROCEDURES

### Evaluation of Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report on Form 10-K, as required by paragraph (b) of Rule 13a-15 or Rule 15d-15 under the Securities Exchange Act of 1934, as amended, we evaluated under the supervision of our Chief Executive Officer and our Chief Financial Officer, the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) or 15d-15(e) of the Securities Exchange Act of 1934, as amended). Based on this evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures are effective to ensure that information we are required to disclose in reports that we file or submit under the Securities Exchange Act of 1934 (i) is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms, and (ii) is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure. Our disclosure controls and procedures are designed to provide reasonable assurance that such information is accumulated and communicated to our management. Our disclosure controls and procedures include components of our internal control over financial reporting. Management's assessment of the effectiveness of our internal control over financial reporting is expressed at the level of reasonable assurance because a control system, no matter how well designed and operated, can provide only reasonable, but not absolute, assurance that the control system's objectives will be met.

**Management Report on Internal Control Over Financial Reporting**

Our management is responsible for establishing and maintaining adequate internal control over financial reporting to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the company's assets that could have a material effect on our financial statements.

Management assessed our internal control over financial reporting as of March 31, 2010, the end of our fiscal year. Management based its assessment on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. Management's assessment included evaluation of such elements as the design and operating effectiveness of key financial reporting controls, process documentation, accounting policies, and our overall control environment. This assessment is supported by testing and monitoring performed by our finance organization.

Based on our assessment, management has concluded that our internal control over financial reporting was effective as of the end of the fiscal year to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external reporting purposes in accordance with generally accepted accounting principles. We reviewed the results of management's assessment with the Audit Committee of our Board of Directors.

Ernst & Young LLP, an independent registered public accounting firm, who audited our consolidated financial statements included in this Form 10-K has issued an attestation report on our internal control over financial reporting, which is included in Part II, Item 9A.

**Changes in Internal Control over Financial Reporting**

During the three months ended March 31, 2010, there was no change in our internal control over financial reporting identified in connection with the evaluation required by paragraph (d) of Rule 13a-15 or Rule 15d-15 that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

**Ernst & Young**

**Ernst & Young LLP**
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Tel: +1 602 322 3000
Fax: +1 602 322 3023
www.ey.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

***The Board of Directors and Stockholders of***
***Microchip Technology Incorporated and subsidiaries***

We have audited Microchip Technology Incorporated's internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (the COSO criteria). Microchip Technology Incorporated's management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Microchip Technology Incorporated maintained, in all material respects, effective internal control over financial reporting as of March 31, 2010, based on the COSO criteria.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (U.S.), the March 31, 2010 consolidated financial statements of Microchip Technology Incorporated and our report dated June 1, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

June 1, 2010

## Item 9B. OTHER INFORMATION

In fiscal 2010, each of Steve Sanghi, our Chairman, Chief Executive Officer and President, Mitch Little, our Vice President, Worldwide Sales and Applications, Steve Drehobl, our Vice President, Security, Microcontroller and Technology Division, and Rich Simoncic, our Vice President, Analog and Interface Products Division, entered into trading plans as contemplated by Rule 10b-5-1 under the Securities Exchange Act of 1934 and periodic sales of our common stock are expected to occur under such plans.

The foregoing disclosure is being made on a voluntary basis and not pursuant to any specific requirement under Form 10-K, Form 8-K or otherwise.

# PART III

## Item 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

Information on the members of our Board of Directors is incorporated herein by reference to our proxy statement for our 2010 annual meeting of stockholders under the captions "The Board of Directors," and "Proposal One – Election of Directors."

Information on the composition of our audit committee and the members of our audit committee, including information on our audit committee financial experts, is incorporated by reference to our proxy statement for our 2010 annual meeting of stockholders under the caption "The Board of Directors – Committees of the Board of Directors – Audit Committee."

Information on our executive officers is provided in Item 1, Part I of this Form 10-K under the caption "Executive Officers of the Registrant" at page 9, above.

Information with respect to compliance with Section 16(a) of the Securities Exchange Act of 1934, as amended, is incorporated herein by reference to our proxy statement for our 2010 annual meeting of stockholders under the caption "Section 16(a) Beneficial Ownership Reporting Compliance."

Information with respect to our code of ethics that applies to our directors, executive officers (including our principal executive officer and our principal financial and accounting officer) and employees is incorporated by reference to our proxy statement for our 2010 annual meeting of stockholders under the caption "Code of Ethics." A copy of the Code of Ethics is available on our website at the Investor Relations section under Mission Statement/Corporate Governance on www.microchip.com.

Information regarding material changes, if any, to procedures by which security holders may recommend nominees to our Board of Directors is incorporated by reference to our proxy statement for the 2010 annual meeting of stockholders under the caption "Requirements, Including Deadlines, for Receipt of Stockholder Proposals for the 2010 Annual Meeting of Stockholders; Discretionary Authority to Vote on Stockholder Proposals."

## Item 11. EXECUTIVE COMPENSATION

Information with respect to executive compensation is incorporated herein by reference to the information under the caption "Executive Compensation" in our proxy statement for our 2010 annual meeting of stockholders.

Information with respect to director compensation is incorporated herein by reference to the information under the caption "The Board of Directors – Director Compensation" in our proxy statement for our 2010 annual meeting of stockholders.

Information with respect to compensation committee interlocks and insider participation in compensation decisions is incorporated herein by reference to the information under the caption "The Board of Directors – Compensation Committee Interlocks and Insider Participation" in our proxy statement for our 2010 annual meeting of stockholders.

Our Board compensation committee report on executive compensation is incorporated herein by reference to the information under the caption "Executive Compensation – Compensation Committee Report on Executive Compensation" in our proxy statement for our 2010 annual meeting of stockholders.

## Item 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information with respect to securities authorized for issuance under our equity compensation plans is incorporated herein by reference to the information under the caption "Executive Compensation – Equity Compensation Plan Information" in our proxy statement for our 2010 annual meeting of stockholders.

Information with respect to security ownership of certain beneficial owners, members of our Board of Directors and management is incorporated herein by reference to the information under the caption "Security Ownership of Principal Stockholders, Directors and Executive Officers" in our proxy statement for our 2010 annual meeting of stockholders.

### Item 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information required by this Item pursuant to Item 404 of Regulation S-K is incorporated by reference to the information under the caption "Certain Transactions" contained in our proxy statement for our 2010 annual meeting of stockholders.

The information required by this Item pursuant to Item 407(a) of Regulation S-K regarding the independence of our directors is incorporated by reference to the information under the caption "Meetings of the Board of Directors" contained in our proxy statement for our 2010 annual meeting of stockholders.

### Item 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information required by this Item related to principal accountant fees and services as well as related pre-approval policies is incorporated by reference to the information under the caption "Independent Registered Public Accounting Firm" contained in our proxy statement for our 2010 annual meeting of stockholders.

[Remainder of page intentionally left blank.]

## PART IV

### Item 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as part of this Form 10-K:



(2) Financial Statement Schedules

(3) The Exhibits filed with this Form 10-K or incorporated herein by reference are set forth in the Exhibit Index beginning on page 47 hereof, which Exhibit Index is incorporated herein by this reference.

(b) See Item 15(a)(3) above.

(c) See "Index to Financial Statements" included under Item 8 to this Form 10-K.

## SIGNATURES

**Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.**

**MICROCHIP TECHNOLOGY INCORPORATED**
(Registrant)

Date: June 1, 2010

By: /s/ Steve Sanghi
Steve Sanghi
President and Chief Executive Officer

**Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.**

| Name and Signature | Title | Date |
|---|---|---|
| /s/ Steve Sanghi<br>Steve Sanghi | Director, President and Chief Executive Officer | June 1, 2010 |
| /s/ Albert J. Hugo-Martinez<br>Albert J. Hugo-Martinez | Director | June 1, 2010 |
| /s/ L.B. Day<br>L.B. Day | Director | June 1, 2010 |
| /s/ Matthew W. Chapman<br>Matthew W. Chapman | Director | June 1, 2010 |
| /s/ Wade F. Meyercord<br>Wade F. Meyercord | Director | June 1, 2010 |
| /s/ J. Eric Bjornholt<br>J. Eric Bjornholt | Vice President and Chief Financial Officer (Principal Financial and Accounting Officer) | June 1, 2010 |

## EXHIBITS

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
|---|---|---|---|---|---|---|
| | | Form | File Number | Exhibit | Filing Date | |
| 2.1 | Purchase and Sale Agreement, dated as of July 18, 2002 between Registrant and Fujitsu Microelectronics, Inc. | 8-K | 000-21184 | 2.1 | 7/18/02 | |
| 2.2 | Agreement and Plan of Merger dated as of February 2, 2010 by and among Microchip Technology Incorporated, Sun Acquisition Corporation and Silicon Storage Technology, Inc. | 10-Q | 000-21184 | 2.1 | 2/9/10 | |
| 2.3 | Amendment No. 1 to Agreement and Plan of Merger by and among Microchip Technology Incorporated, Sun Acquisition Corporation and Silicon Storage Technology, Inc. | 8-K | 000-21184 | 2.1 | 2/23/09 | |
| 2.4 | Amendment No. 2 to Agreement and Plan of Merger by and among Microchip Technology Incorporated, Sun Acquisition Corporation and Silicon Storage Technology, Inc. | 8-K | 000-21184 | 2.1 | 3/8/10 | |
| 3.1 | Restated Certificate of Incorporation of Registrant | 10-Q | 000-21184 | 3.1 | 11/12/02 | |
| 3.2 | Amended and Restated By-Laws of Registrant, as amended through January 29, 2007 | 10-Q | 000-21184 | 3.1 | 2/6/07 | |
| 4.3 | Indenture, dated as of December 7, 2007, by and between Wells Fargo Bank, National Association, as Trustee, and Microchip Technology Incorporated | 8-K | 000-21184 | 4.1 | 12/7/07 | |
| 4.4 | Registration Rights Agreement, dated as of December 7, 2007, by and between J.P. Morgan Securities Inc. and Microchip Technology Incorporated | 8-K | 000-21184 | 4.2 | 12/7/07 | |
| 10.1 | Form of Indemnification Agreement between Registrant and its directors and certain of its officers | S-1 | 33-57960 | 10.1 | 2/5/93 | |
| 10.2 | *2004 Equity Incentive Plan as amended and restated by the Board on May 5, 2010 | 8-K | 000-21184 | 10.1 | 8/19/09 | |
| 10.3 | *Form of Notice of Grant for 2004 Equity Incentive Plan (including Exhibit A Stock Option Agreement) | S-8 | 333-119939 | 4.5 | 10/25/04 | |
| 10.4 | Form of Notice of Grant (Foreign) for 2004 Equity Incentive Plan (including Exhibit A Stock Option Agreement (Foreign) | 10-K | 000-21184 | 10.4 | 5/23/05 | |
| 10.5 | *Restricted Stock Units Agreement (Domestic) for 2004 Equity Incentive Plan | 10-Q | 000-21184 | 10.3 | 11/7/07 | |
| 10.6 | Restricted Stock Units Agreement (Foreign) for 2004 Equity Incentive Plan | 10-Q | 000-21184 | 10.4 | 11/7/08 | |
| 10.7 | *Form of Notice of Grant of Restricted Stock Units for 2004 Equity Incentive Plan (including Exhibit A Restricted Stock Units Agreement) | 10-K | 000-21184 | 10.6 | 5/31/06 | |
| 10.8 | *1993 Stock Option Plan, as Amended through August 16, 2002 | 10-Q | 000-21184 | 10.1 | 11/12/02 | |

## EXHIBITS (cont'd.)

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
|---|---|---|---|---|---|---|
| | | Form | File Number | Exhibit | Filing Date | |
| 10.9 | *Form of Notice of Grant For 1993 Stock Option Plan, with Exhibit A thereto, Form of Stock Option Agreement: and Exhibit B thereto, Form of Stock Purchase Agreement | S-8 | 333-872 | 10.6 | 1/23/96 | |
| 10.10 | *Microchip Technology Incorporated 2001 Employee Stock Purchase Plan as amended through August 15, 2003 (including Enrollment Form, Stock Purchase Agreement, and Change Form) | S-8 | 333-140773 | 4.4 | 2/16/07 | |
| 10.11 | *1997 Nonstatutory Stock Option Plan, as Amended Through March 3, 2003 | 10-K | 000-21184 | 10.13 | 6/5/03 | |
| 10.12 | *Form of Notice of Grant For 1997 Nonstatutory Stock Option Plan, with Exhibit A thereto, Form of Stock Option Agreement | 10-K | 000-21184 | 10.17 | 5/27/98 | |
| 10.13 | Microchip Technology Incorporated International Employee Stock Purchase Plan, as amended through May 1, 2006 | S-8 | 333-140773 | 4.1 | 2/16/07 | |
| 10.14 | Microchip Technology Incorporated International Stock Purchase Agreement (including attached Form of Enrollment Form) | S-8 | 333-140773 | 4.2 | 2/16/07 | |
| 10.15 | Form of Change Form for Microchip Technology Incorporated International Employee Stock Purchase Plan | S-8 | 333-140773 | 4.3 | 2/16/07 | |
| 10.16 | *Executive Management Incentive Compensation Plan | 10-Q | 000-21184 | 10.4 | 2/6/07 | |
| 10.17 | *Discretionary Executive Management Incentive Compensation Plan | 10-Q | 000-21184 | 10.5 | 2/6/07 | |
| 10.18 | *Management Incentive Compensation Plan amended by Board of Directors August 14, 2008 | 10-Q | 000-21184 | 10.1 | 11/7/08 | |
| 10.19 | TelCom Semiconductor, Inc. 1994 Stock Option Plan and forms of agreements thereunder | S-8 | 333-53876 | 4.1 | 1/18/01 | |
| 10.20 | TelCom Semiconductor, Inc. 2000 Nonstatutory Stock Option Plan and forms of agreements used thereunder | S-8 | 333-53876 | 4.4 | 1/18/01 | |
| 10.21 | PowerSmart, Inc. 1998 Stock Incentive Plan, Including Forms of Incentive Stock Option Agreement and Nonqualified Stock Option Agreement | S-8 | 333-96791 | 4.1 | 7/19/02 | |
| 10.22 | *February 3, 2003 Amendment to the Adoption Agreement to the Microchip Technology Incorporated Supplemental Retirement Plan | 10-K | 000-21184 | 10.28 | 6/5/03 | |
| 10.23 | *Amendment dated August 29, 2001 to the Microchip Technology Incorporated Supplemental Retirement Plan | S-8 | 333-101696 | 4.1.2 | 12/6/02 | |

## EXHIBITS (cont'd.)

| Exhibit Number | Exhibit Description | Incorporated by Reference | | | | Filed Herewith |
|---|---|---|---|---|---|---|
| | | Form | File Number | Exhibit | Filing Date | |
| 10.24 | *Amendment Dated December 9, 1999 to the Adoption Agreement to the Microchip Technology Incorporated Supplemental Retirement Plan | S-8 | 333-101696 | 4.1.4 | 12/6/02 | |
| 10.25 | *Adoption Agreement to the Microchip Technology Incorporated Supplemental Retirement Plan dated January 1, 1997 | S-8 | 333-101696 | 4.1.3 | 12/6/02 | |
| 10.26 | *Microchip Technology Incorporated Supplemental Retirement Plan | S-8 | 333-101696 | 4.1.1 | 12/6/02 | |
| 10.27 | *Amendments to Supplemental Retirement Plan | 10-Q | 000-21184 | 10.1 | 2/9/06 | |
| 10.28 | *Change of Control Severance Agreement | 8-K | 000-21184 | 10.1 | 12/18/08 | |
| 10.29 | *Change of Control Severance Agreement | 8-K | 000-21184 | 10.2 | 12/18/08 | |
| 10.30 | Development Agreement dated as of August 29, 1997 by and between Registrant and the City of Chandler, Arizona | 10-Q | 000-21184 | 10.1 | 2/13/98 | |
| 10.31 | Addendum to Development Agreement by and between Registrant and the City of Tempe, Arizona, dated May 11, 2000 | 10-K | 000-21184 | 10.14 | 5/15/01 | |
| 10.32 | Development Agreement dated as of July 17, 1997 by and between Registrant and the City of Tempe, Arizona | 10-Q | 000-21184 | 10.2 | 2/13/98 | |
| 10.33 | Amended Strategic Investment Program Contract dated as of June 8, 2009 between, Multnomah County, Oregon, City of Gresham, Oregon and Microchip Technology Incorporated | 8-K | 000-21184 | 10.1 | 6/11/09 | |
| 21.1 | Subsidiaries of Registrant | | | | | X |
| 23.1 | Consent of Independent Registered Public Accounting Firm | | | | | X |
| 24.1 | Power of Attorney re: Microchip Technology Incorporated, the Registrant | 10-K | 000-21184 | 24.1 | 5/29/09 | |
| 31.1 | Certification of Chief Executive Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (the Exchange Act) | | | | | X |
| 31.2 | Certification of Chief Financial Officer Pursuant to Rule 13a-14(a) of the Securities Exchange Act of 1934, as amended (the Exchange Act) | | | | | X |
| 32 | Certifications Pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 | | | | | X |

*Compensation plans or arrangements in which directors or executive officers are eligible to participate

(This page intentionally left blank)

Annual Report on Form 10-K

Item 8, Item 15(a)(1) and (2), (b) and (c)

---

INDEX TO FINANCIAL STATEMENTS

CONSOLIDATED FINANCIAL STATEMENTS

EXHIBITS

---

YEAR ENDED MARCH 31, 2010

MICROCHIP TECHNOLOGY INCORPORATED
AND SUBSIDIARIES

CHANDLER, ARIZONA

(This page intentionally left blank)

## MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES

Index to Consolidated Financial Statements

(This page intentionally left blank)

**Ernst & Young**

**Ernst & Young LLP**
Ernst & Young Tower
One Renaissance Square
Suite 2300
2 North Central Avenue
Phoenix, AZ 85004

Tel: +1 602 322 3000
Fax: +1 602 322 3023
www.ey.com

## REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

***The Board of Directors and Stockholders of***
***Microchip Technology Incorporated and subsidiaries***

We have audited the accompanying consolidated balance sheets of Microchip Technology Incorporated and subsidiaries as of March 31, 2010 and 2009, and the related consolidated statements of income, stockholders' equity, and cash flows for each of the three years in the period ended March 31, 2010. These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (U.S.). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Microchip Technology Incorporated and subsidiaries at March 31, 2010 and 2009, and the consolidated results of their operations and their cash flows for each of the three years in the period ended March 31, 2010, in conformity with U.S. generally accepted accounting principles.

As discussed in Note 1 and Note 10 to the consolidated financial statements, effective April 1, 2007, the Company changed its method of accounting for uncertain tax positions. Additionally, as discussed in Note 1 to the consolidated financial statements, the Company retrospectively changed its method of accounting for its convertible debentures.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (U.S.), the effectiveness of Microchip Technology Incorporated's internal control over financial reporting as of March 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission and our report dated June 1, 2010 expressed an unqualified opinion thereon.

Ernst + Young LLP

June 1, 2010

## MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES

## CONSOLIDATED BALANCE SHEETS

(in thousands, except share and per share amounts)

### ASSETS

| | March 31, | |
|---|---|---|
| | 2010 | As adjusted 2009 (See Note 1) |
| Cash and cash equivalents | $ 492,130 | $ 446,329 |
| Short-term investments | 722,193 | 943,616 |
| Accounts receivable, net | 137,806 | 88,525 |
| Inventories | 116,579 | 131,510 |
| Prepaid expenses | 13,068 | 11,447 |
| Deferred tax assets | 77,810 | 69,626 |
| Other current assets | 51,383 | 51,736 |
| Total current assets | 1,610,969 | 1,742,789 |
| Property, plant and equipment, net | 493,039 | 531,687 |
| Long-term investments | 317,215 | 50,826 |
| Goodwill | 40,338 | 36,165 |
| Intangible assets, net | 35,527 | 25,718 |
| Other assets | 19,225 | 18,526 |
| Total assets | $ 2,516,313 | $ 2,405,711 |

### LIABILITIES AND STOCKHOLDERS' EQUITY

| | 2010 | As adjusted 2009 |
|---|---|---|
| Accounts payable | $ 44,238 | $ 29,228 |
| Accrued liabilities | 60,211 | 42,486 |
| Deferred income on shipments to distributors | 98,941 | 83,931 |
| Total current liabilities | 203,390 | 155,645 |
| Junior convertible debentures | 340,672 | 334,184 |
| Long-term income tax payable | 57,140 | 70,051 |
| Deferred tax liability | 376,713 | 351,686 |
| Other long-term liabilities | 5,018 | 3,834 |
| Stockholders' equity: | | |
| Preferred stock, $0.001 par value; 5,000,000 shares authorized; no shares issued or outstanding. | --- | --- |
| Common stock, $0.001 par value; 450,000,000 shares authorized; 218,789,994 shares issued and 185,329,144 shares outstanding at March 31, 2010; 218,789,994 shares issued and 182,769,124 shares outstanding at March 31, 2009. | 185 | 183 |
| Additional paid-in capital | 1,276,822 | 1,281,936 |
| Retained earnings | 1,266,699 | 1,299,250 |
| Accumulated other comprehensive income | 3,032 | 4,312 |
| Common stock held in treasury: 33,460,850 shares at March 31, 2010;and 36,020,870 shares at March 31, 2009. | (1,013,358) | (1,095,370) |
| Total stockholders' equity | 1,533,380 | 1,490,311 |
| Total liabilities and stockholders' equity | $ 2,516,313 | $ 2,405,711 |

See accompanying notes to consolidated financial statements

**MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES**

**CONSOLIDATED STATEMENTS OF INCOME**

(in thousands, except per share amounts)

| | Year ended March 31, | | |
|---|---|---|---|
| | 2010 | As adjusted 2009 | As adjusted 2008 |
| | | (See Note 1) | (See Note 1) |
| Net sales | $ 947,729 | $ 903,297 | $ 1,035,737 |
| Cost of sales (1) | 413,487 | 386,793 | 410,799 |
| Gross profit | 534,242 | 516,504 | 624,938 |
| Operating expenses: | | | |
| Research and development (1) | 120,823 | 115,524 | 120,864 |
| Selling, general and administrative (1) | 167,222 | 161,218 | 175,646 |
| Special charges | 1,238 | 6,434 | 26,763 |
| | 289,283 | 283,176 | 323,273 |
| Operating income | 244,959 | 233,328 | 301,665 |
| Other income (expense): | | | |
| Interest income | 15,325 | 32,545 | 54,851 |
| Interest expense | (31,150) | (29,440) | (9,495) |
| Other, net | 8,679 | (4,354) | 2,435 |
| Income before income taxes | 237,813 | 232,079 | 349,456 |
| Income tax provision (benefit) | 20,808 | (13,508) | 52,663 |
| Net income | $ 217,005 | $ 245,587 | $ 296,793 |
| Basic net income per common share | $ 1.18 | $ 1.34 | $ 1.43 |
| Diluted net income per common share | $ 1.16 | $ 1.31 | $ 1.40 |
| Dividends declared per common share | $ 1.359 | $ 1.346 | $ 1.205 |
| Basic common shares outstanding | 183,642 | 183,158 | 207,220 |
| Diluted common shares outstanding | 187,339 | 186,788 | 212,048 |
| (1) Includes share-based compensation expense as follows: | | | |
| Cost of sales | $ 7,054 | $ 5,845 | $ 6,191 |
| Research and development | 12,194 | 10,866 | 10,695 |
| Selling, general and administrative | 17,530 | 15,770 | 15,960 |

See accompanying notes to consolidated financial statements

**MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES**

**CONSOLIDATED STATEMENTS OF CASH FLOWS**

(in thousands)

| | Year ended March 31, | | |
|---|---|---|---|
| | 2010 | As adjusted 2009 | As adjusted 2008 |
| Cash flows from operating activities: | | (See Note 1) | (See Note 1) |
| Net income | $ 217,005 | $ 245,587 | $ 296,793 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | | |
| Depreciation and amortization | 90,057 | 96,046 | 100,076 |
| Deferred income taxes | 18,621 | 20,527 | 8,987 |
| Share-based compensation expense related to equity incentive plans | 36,778 | 32,481 | 32,846 |
| Tax benefit from equity incentive plans | 3,709 | 7,584 | 21,914 |
| Excess tax benefit from share-based compensation | (2,094) | (6,798) | (21,184) |
| Convertible debt derivatives – revaluation and amortization | 230 | (944) | 128 |
| Amortization of junior convertible debenture issuance costs | 215 | 215 | 68 |
| Gain on sale of assets | (100) | (100) | (937) |
| Special charges | 1,238 | 860 | 26,763 |
| Sales/(purchases) of trading securities | 86,970 | (73,510) | (12,133) |
| (Gain) loss on trading securities | (7,425) | 6,332 | --- |
| Unrealized impairment loss on available-for-sale investments | 4,750 | 3,560 | 2,439 |
| Changes in operating assets and liabilities: | | | |
| (Increase) decrease in accounts receivable | (49,078) | 50,832 | (13,760) |
| Decrease (increase) in inventories | 15,239 | (4,110) | (2,902) |
| Increase (decrease) in deferred income on shipments to distributors | 15,010 | (11,510) | 4,078 |
| Increase (decrease) in accounts payable and accrued liabilities | 29,583 | (25,097) | 12,080 |
| Change in other assets and liabilities | (8,661) | (33,302) | (7,949) |
| Net cash provided by operating activities | 452,047 | 308,653 | 447,307 |
| Cash flows from investing activities: | | | |
| Purchases of available-for-sale investments | (1,576,044) | (2,479,175) | (1,857,964) |
| Sales and maturities of available-for-sale investments | 1,502,127 | 2,583,152 | 1,959,210 |
| Investment in Silicon Storage Technology, Inc. | (58,402) | --- | --- |
| Investment in other assets | (15,439) | (21,600) | (5,012) |
| Proceeds from sale of Fab 3 | --- | --- | 27,523 |
| Proceeds from sale of assets | 100 | 166 | 1,725 |
| Capital expenditures | (47,604) | (102,370) | (69,827) |
| Net cash (used in) provided by investing activities | (195,262) | (19,827) | 55,655 |
| Cash flows from financing activities: | | | |
| Payment of cash dividend | (249,556) | (246,657) | (251,959) |
| Repurchase of common stock | --- | (123,929) | (1,138,040) |
| Proceeds from issuance of junior convertible debentures, net of issuance costs | --- | --- | 1,127,000 |
| Proceeds from sale of common stock | 36,478 | 33,555 | 59,112 |
| Excess tax benefit from share-based compensation | 2,094 | 6,798 | 21,184 |
| Net cash used in financing activities | (210,984) | (330,233) | (182,703) |
| Net increase (decrease) in cash and cash equivalents | 45,801 | (41,407) | 320,259 |
| Cash and cash equivalents at beginning of year | 446,329 | 487,736 | 167,477 |
| Cash and cash equivalents at end of year | $ 492,130 | $ 446,329 | $ 487,736 |

See accompanying notes to consolidated financial statements

**MICROCHIP TECHNOLOGY INCORPORATED AND SUBSIDIARIES**

**CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY**

(in thousands)

| | Common Stock and Additional Paid-in Capital | | Common Stock Held in Treasury | | Accumulated Other Comprehensive Income (Loss) | Retained Earnings | Net Stockholders' Equity |
|---|---|---|---|---|---|---|---|
| | Shares | Amount | Shares | Amount | | | |
| Balance at March 31, 2007 | 217,440 | $ 756,051 | --- | $ --- | $ (7,169) | $ 1,255,486 | $ 2,004,368 |
| Components of other comprehensive income: | | | | | | | |
| Net income | --- | --- | --- | --- | --- | 296,793 | 296,793 |
| Net unrealized gains on available-for-sale investments, net of $2,293 of tax | --- | --- | --- | --- | 9,677 | --- | 9,677 |
| Total comprehensive income | | | | | | | 306,470 |
| Issuances from equity incentive plans | 2,983 | 47,406 | --- | --- | --- | --- | 47,406 |
| Employee stock purchase plan | 419 | 11,706 | --- | --- | --- | --- | 11,706 |
| Purchase of treasury stock | --- | --- | 36,503 | (1,138,040) | --- | --- | (1,138,040) |
| Treasury stock used for new issuances | (2,052) | (76,377) | (2,052) | 76,377 | --- | --- | --- |
| Tax benefit from equity incentive plans | --- | 21,914 | --- | --- | --- | --- | 21,914 |
| Share-based compensation | --- | 33,403 | --- | --- | --- | --- | 33,403 |
| Equity component related to the issuance of the Convertible Debentures (See Note 1) | --- | 503,732 | --- | --- | --- | --- | 503,732 |
| Cash dividend | --- | --- | --- | --- | --- | (251,959) | (251,959) |
| Balance at March 31, 2008 (As adjusted, see Note 1) | 218,790 | 1,297,835 | 34,451 | (1,061,663) | 2,508 | 1,300,320 | 1,539,000 |
| Components of other comprehensive income: | | | | | | | |
| Net income | --- | --- | --- | --- | --- | 245,587 | 245,587 |
| Net unrealized gains on available-for-sale investments, net of $1,669 of tax | --- | --- | --- | --- | 1,804 | --- | 1,804 |
| Total comprehensive income | | | | | | | 247,391 |
| Issuances from equity incentive plans | 1,917 | 22,767 | --- | --- | --- | --- | 22,767 |
| Employee stock purchase plan | 545 | 10,788 | --- | --- | --- | --- | 10,788 |
| Purchase of treasury stock | --- | --- | 4,032 | (123,929) | --- | --- | (123,929) |
| Treasury stock used for new issuances | (2,462) | (90,222) | (2,462) | 90,222 | --- | --- | --- |
| Tax benefit from equity incentive plans | --- | 7,584 | --- | --- | --- | --- | 7,584 |
| Share-based compensation | --- | 33,367 | --- | --- | --- | --- | 33,367 |
| Cash dividend | --- | --- | --- | --- | --- | (246,657) | (246,657) |
| Balance at March 31, 2009 (As adjusted, see Note 1) | 218,790 | 1,282,119 | 36,021 | (1,095,370) | 4,312 | 1,299,250 | 1,490,311 |
| Components of other comprehensive income: | | | | | | | |
| Net income | --- | --- | --- | --- | --- | 217,005 | 217,005 |
| Net unrealized losses on available-for-sale investments, net of $1,778 of tax | --- | --- | --- | --- | (1,280) | --- | (1,280) |
| Total comprehensive income | | | | | | | 215,725 |
| Issuances from equity incentive plans | 1,955 | 27,108 | --- | --- | --- | --- | 27,108 |
| Employee stock purchase plan | 605 | 9,370 | --- | --- | --- | --- | 9,370 |
| Treasury stock used for new issuances | (2,560) | (82,012) | (2,560) | 82,012 | --- | --- | --- |
| Tax benefit from equity incentive plans | --- | 3,709 | --- | --- | --- | --- | 3,709 |
| Share-based compensation | --- | 36,713 | --- | --- | --- | --- | 36,713 |
| Cash dividend | --- | --- | --- | --- | --- | (249,556) | (249,556) |
| Balance at March 31, 2010 | 218,790 | $ 1,277,007 | 33,461 | $ (1,013,358) | $ 3,032 | $ 1,266,699 | $ 1,533,380 |

See accompanying notes to consolidated financial statements

## 1. SIGNIFICANT ACCOUNTING POLICIES

### Nature of Business

Microchip develops, manufactures and sells specialized semiconductor products used by its customers for a wide variety of embedded control applications. Microchip's product portfolio comprises 8-bit, 16-bit and 32-bit PIC® microcontrollers and 16-bit dsPIC® digital signal controllers, which feature on-board Flash (reprogrammable) memory technology. In addition, Microchip offers a broad spectrum of high-performance linear, mixed-signal, power management, thermal management, safety and security and interface devices. Microchip also makes serial EEPROMs.

### Principles of Consolidation

The consolidated financial statements include the accounts of Microchip Technology Incorporated and its wholly-owned subsidiaries (Microchip or the Company). The Company does not have any subsidiaries in which it does not own 100% of the outstanding stock. All of the Company's subsidiaries are included in the consolidated financial statements. All significant intercompany accounts and transactions have been eliminated in consolidation.

### Revenue Recognition

The Company recognizes revenue when the earnings process is complete, as evidenced by an agreement with the customer, transfer of title as well as fixed or determinable pricing and collectability is reasonably assured. The Company recognizes revenue from product sales to original equipment manufacturers (OEMs) upon shipment and records reserves for estimated customer returns. Distributors worldwide generally have broad price protection and product return rights, so the Company defers revenue recognition until the distributor sells the product to their customer. Revenue is recognized when the distributor sells the product to their end customer, at which time the sales price becomes fixed or determinable. Revenue is not recognized upon the Company's shipment to the distributors since, due to discounts from list price as well as price protection rights, the sales price is not substantially fixed or determinable at that time. At the time of shipment to these distributors, the Company records a trade receivable for the selling price as there is a legally enforceable right to payment, relieves inventory for the carrying value of goods shipped since legal title has passed to the distributor, and records the gross margin in deferred income on shipments to distributors on the consolidated balance sheets.

Deferred income on shipments to distributors effectively represents the gross margin on the sale to the distributor; however, the amount of gross margin recognized by the Company in future periods will be less than the deferred margin as a result of credits granted to distributors on specifically identified products and customers to allow the distributors to earn a competitive gross margin on the sale of the Company's products to their end customers and price protection concessions related to market pricing conditions.

The Company sells the majority of the items in its product catalog to its distributors worldwide at a uniform list price. However, distributors resell the Company's products to end customers at a very broad range of individually negotiated price points. The majority of the Company's distributors' resales require a reduction from the original list price paid. Often, under these circumstances, the Company remits back to the distributor a portion of their original purchase price after the resale transaction is completed in the form of a credit against the distributors' outstanding accounts receivable balance. The credits are on a per unit basis and are not given to the distributor until they provide information regarding the sale to their end customer. The price reductions vary significantly based on the customer, product, quantity ordered, geographic location and other factors and discounts to a price less than the Company's cost have historically been rare. The effect of granting these credits establishes the net selling price from the Company to its distributors for the product and results in the net revenue recognized by the Company when the product is sold by the distributors to their end customers. Thus, a portion of the "deferred income on shipments to distributors" balance represents the amount of distributors' original purchase price that will be credited back to the distributor in the future. The wide range and variability of negotiated price concessions granted to distributors does not allow the Company to accurately estimate the portion of the balance in the deferred income on shipments to distributors account that will be credited back to the distributors. Therefore, the Company does not reduce deferred income on shipments to distributors or accounts receivable by anticipated future price concessions; rather, price concessions are recorded against deferred income on shipments to distributors when incurred, which is generally at the time the distributor sells the product.

At March 31, 2010, the Company had approximately $148.4 million of deferred revenue and $49.5 million in deferred cost of sales recognized as $98.9 million of deferred income on shipments to distributors. At March 31, 2009, the Company had approximately $118.2 million of deferred revenue and $34.3 million of deferred cost of sales recognized as $83.9 million of deferred income on shipments to distributors. The deferred income on shipments to distributors that will ultimately be recognized in the Company's income statement will be lower than the amount reflected on the balance sheet due to price credits to be granted to the distributors when the product is sold to their customers. These price credits historically have resulted in the deferred income approximating the overall gross margins that the Company recognizes in the distribution channel of its business.

The Company reduces product pricing through price protection based on market conditions, competitive considerations and other factors. Price protection is granted to distributors on the inventory they have on hand at the date the price protection is offered. When the Company reduces the price of its products, it allows the distributor to claim a credit against its outstanding accounts receivable balances based on the new price of the inventory it has on hand as of the date of the price reduction. There is no immediate revenue impact from the price protection, as it is reflected as a reduction of the deferred income on shipments to distributors' balance.

Products returned by distributors and subsequently scrapped have historically been immaterial to the Company's consolidated results of operations. The Company routinely evaluates the risk of impairment of the deferred cost of sales component of the deferred income on shipments to distributors account. Because of the historically immaterial amounts of inventory that have been scrapped, and historically rare instances where discounts given to a distributor result in a price less than the Company's cost, the Company believes the deferred costs have a low risk of material impairment.

Shipping charges billed to customers are included in net sales, and the related shipping costs are included in cost of sales.

**Product Warranty**

The Company generally sells its products with a limited warranty related to product quality and a limited indemnification of customers against intellectual property infringement claims related to the Company's products. Due to comprehensive product testing, the short time between product shipment and the detection and correction of product failures, and a low historical rate of payments on indemnification claims, the accrual based on historical activity and the related expense were immaterial as of and for the fiscal years ended March 31, 2010, 2009 and 2008.

**Advertising Costs**

The Company expenses all advertising costs as incurred. Advertising costs were immaterial for the fiscal years ended March 31, 2010, 2009 and 2008.

**Research and Development**

Research and development costs are expensed as incurred. Assets purchased to support the Company's ongoing research and development activities are capitalized when related to products which have achieved technological feasibility or that have alternative future uses and are amortized over their estimated useful lives. Research and development expenses include expenditures for labor, share-based payments, depreciation, masks, prototype wafers, and expenses for development of process technologies, new packages, and software to support new products and design environments.

**Foreign Currency Translation and Forward Contracts**

The Company's foreign subsidiaries are considered to be extensions of the U.S. Company and any translation gains and losses related to these subsidiaries are included in other income (expense) in the consolidated statements of income. As the U.S. dollar is utilized as the functional currency, gains and losses resulting from foreign currency transactions (transactions denominated in a currency other than the subsidiaries' functional currency) are also included in income. Gains and losses associated with currency rate changes on forward contracts are recorded currently in income. These gains and losses have been immaterial to the Company's financial statements.

**Income Taxes**

As part of the process of preparing its consolidated financial statements, the Company is required to estimate its income taxes in each of the jurisdictions in which it operates. This process involves estimating the Company's actual current tax exposure together with assessing temporary differences resulting from differing treatment of items for tax and accounting purposes. These differences result in deferred tax assets and liabilities, which are included within the Company's consolidated balance sheet. The Company must then assess the likelihood that its deferred tax assets will be recovered from future taxable income and to the extent it believes that recovery is not likely, it must establish a valuation allowance. The Company has not provided for a valuation allowance because management currently believes that it is "more likely than not" that its deferred tax assets will be recovered from future taxable income.

In June 2006, the Financial Accounting Standards Board (FASB) issued FASB Interpretation (FIN) No. 48, *Accounting for Uncertainty in Income Taxes – an Interpretation of FASB Statement 109* which was codified into ASC 740-10. This guidance establishes a single model to address accounting for uncertain tax positions and clarifies the accounting for income taxes by prescribing a minimum recognition threshold a tax position is required to meet before being recognized in the financial statements. ASC 740-10 also provides guidance on de-recognition, measurement classification, interest and penalties, accounting in interim periods, disclosure and transition. The Company adopted this guidance on April 1, 2007, and did not recognize any cumulative-effect adjustment associated with its unrecognized tax benefits, interest, and penalties.

**Cash and Cash Equivalents**

All highly liquid investments, including marketable securities purchased with a remaining maturity of three months or less when acquired are considered to be cash equivalents.

**Investments**

The Company classifies its investments as trading securities or available-for-sale securities based upon management's intent with regard to the investments and the nature of the underlying securities.

The Company's trading securities consist of Auction Rate Securities (ARS) that the Company intends to dispose of through the exercise of a put option. See further discussion in Note 4. The Company's investments in trading securities are carried at fair value with unrealized gains and losses reported in other, net in the consolidated statements of income.

The Company's available-for-sale investments consist of government agency bonds, municipal bonds, ARS, strategic investments in shares of publicly traded common stock and corporate bonds. The Company's investments are carried at fair value with unrealized gains and losses reported in stockholders' equity. Premiums and discounts are amortized or accreted over the life of the related available-for-sale security. Dividend and interest income are recognized when earned. The cost of securities sold is calculated using the specific identification method.

The Company includes within short-term investments its trading securities, as well as its income yielding available-for-sale securities that can be readily converted to cash and includes within long-term investments those income yielding available-for-sale securities with maturities of over one year that have unrealized losses attributable to them. The Company has both the intent and the ability to hold its long-term investments until such time as these assets are no longer impaired. Such recovery is not expected to occur within the next year.

Due to the lack of availability of observable market quotes on certain of the Company's investment portfolio of ARS, it utilizes valuation models including those that are based on expected cash flow streams and collateral values, including assessments of counterparty credit quality, default risk underlying the security, discount rates and overall capital market liquidity. The valuation of the Company's ARS investment portfolio is subject to uncertainties that are difficult to predict. Factors that may impact the Company's ARS valuation include changes to credit ratings of the securities as well as to the underlying assets supporting those securities, rates of default of the underlying assets, underlying collateral value, discount rates, counterparty risk, the ongoing strength and quality of the credit market, and market liquidity.

**Allowance for Doubtful Accounts**

The Company maintains an allowance for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments, which is included in bad debt expense. The Company determines the adequacy of this allowance by regularly reviewing the composition of its accounts receivable aging and evaluating individual customer receivables, considering such customer's financial condition, credit history and current economic conditions.

**Inventories**

Inventories are valued at the lower of cost or market using the first-in, first-out method. The Company writes down its inventory for estimated obsolescence or unmarketable inventory in an amount equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by the Company, additional inventory write-downs may be required. Inventory impairment charges establish a new cost basis for inventory and charges are not subsequently reversed to income even if circumstances later suggest that increased carrying amounts are recoverable. In estimating reserves for obsolescence, the Company primarily evaluates estimates of demand over a twelve-month period and provides reserves for inventory on hand in excess of the estimated twelve-month demand.

In periods where the Company's production levels are substantially below normal operating capacity, such as in the second half of fiscal 2009 and the first half of fiscal 2010, unabsorbed overhead production associated with the reduced production levels of the Company's manufacturing facilities are charged directly to cost of sales.

**Property, Plant and Equipment**

Property, plant and equipment are stated at cost. Major renewals and improvements are capitalized, while maintenance and repairs are expensed when incurred. The Company's property and equipment accounting policies incorporate estimates, assumptions and judgments relative to the useful lives of its property and equipment. Depreciation is provided for assets placed in service on a straight-line basis over the estimated useful lives of the relative assets, which range from 3 to 30 years. The Company evaluates the carrying value of its property and equipment when events or changes in circumstances indicate that the carrying value of such assets may be impaired. Asset impairment evaluations are, by nature, highly subjective.

**Junior Subordinated Convertible Debentures**

The Company separately accounts for the liability and equity components of its junior subordinated convertible debentures in a manner that reflects its nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. This results in a bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in its consolidated statements of income. Additionally, certain embedded features of the debentures qualify as derivatives and are bundled as a compound embedded derivative that is measured at fair value. Lastly, the Company includes the dilutive effect of the shares of its common stock issuable upon conversion of the outstanding junior subordinated convertible debentures in its diluted income per share calculation regardless of whether the market price trigger or other contingent conversion feature has been met. The Company applies the treasury stock method as it has the intent and current ability to settle the principal amount of the junior subordinated convertible debentures in cash. This method results in incremental dilutive shares when the average market value of its common stock for a reporting period exceeds the conversion price per share which was $30.34 at March 31, 2010 and adjusts as dividends are recorded in the future.

**Litigation**

The Company's estimated range of liability related to pending litigation is based on claims for which management believes a loss is probable and it can estimate the amount or range of loss. Because of the uncertainties related to both the outcome and range of the any potential losses on the pending litigation, the Company is unable to make a reasonable estimate of the liability that could result from an unfavorable outcome. As additional information becomes available, the Company will assess the potential liability related to its pending litigation and revise its estimates, if necessary.

**Goodwill**

Goodwill is recorded when the purchase price paid for an acquisition exceeds the estimated fair value of the net identified tangible and intangible assets acquired. The Company is required to perform an annual impairment review, and more frequently under certain circumstances. The goodwill is subjected to this test during the fourth quarter of the Company's fiscal year. The Company engages primarily in the design, development, manufacture and marketing of semiconductor products and, as a result, the Company concluded there is one reporting unit. The impairment review process compares the fair value of the reporting unit to its carrying value. If the Company determines through the impairment process that goodwill has been impaired, the Company will record the impairment charge in its results of operation. Through March 31, 2010, the Company has not had impaired goodwill.

**Impairment of Long-Lived Assets**

The Company assesses whether indicators of impairment of long-lived assets are present. If such indicators are present, the Company determines whether the sum of the estimated undiscounted cash flows attributable to the assets in question is less than their carrying value. If less, the Company recognizes an impairment loss based on the excess of the carrying amount of the assets over their respective fair values. Fair value is determined by discounted future cash flows, appraisals or other methods. If the assets determined to be impaired are to be held and used, the Company recognizes an impairment loss through a charge to operating results to the extent the present value of anticipated net cash flows attributable to the asset are less than the asset's carrying value. The Company would depreciate the remaining value over the remaining estimated useful life of the asset.

**Share-Based Compensation**

The Company has equity incentive plans under which non-qualified stock options and restricted stock units (RSUs) have been granted to employees and non-employee members of the Board of Directors. In the second half of fiscal 2006, the Company adopted RSUs as its primary equity incentive compensation instrument for employees. The Company also has an employee stock purchase plan for all eligible employees.

The Company estimates the fair value of share-based payment awards on the date of grant using an option pricing model. The value of the portion of the award that is ultimately expected to vest is recognized as expense ratably over the requisite service periods. The Company has estimated the fair value of each award as of the date of grant using the Black-Scholes option pricing model, which was developed for use in estimating the value of traded options that have no vesting restrictions and that are freely transferable. The Black-Scholes model considers, among other factors, the expected life of the award and the expected volatility of the Company's stock price.

Determining the appropriate fair-value model and calculating the fair value of share-based awards at the date of grant requires judgment. The fair value of RSUs is based on the fair market value of the Company's common stock on the date of grant discounted for expected future dividends. The Company uses the Black-Scholes option pricing model to estimate the fair value of employee stock options and rights to purchase shares under stock participation plans. Option pricing models, including the Black-Scholes model, also require the use of input assumptions, including expected volatility, expected life, expected dividend rate, and expected risk-free rate of return. The Company uses a blend of historical and implied volatility based on options freely traded in the open market as it believes this is more reflective of market conditions and a better indicator of expected volatility than using purely historical volatility. The expected life of the awards is based on historical and other economic data trended into the future. The risk-free interest rate assumption is based on observed interest rates appropriate for the expected terms of the Company's awards. The dividend yield assumption is based on the Company's history and expectation of future dividend payouts. The Company estimates the number of share-based awards which will be forfeited due to employee turnover. Quarterly changes in the estimated forfeiture rate would affect share-based compensation, as the effect of adjusting the rate for all expense amortization after April 1, 2006 is recognized in the period the forfeiture estimate is changed. If the actual forfeiture rate is higher than the estimated forfeiture rate, then an adjustment is made to increase the estimated forfeiture rate, which will result in a decrease to the expense recognized in the financial statements. If the actual forfeiture rate is lower than the estimated forfeiture rate, then an adjustment is made to decrease the estimated forfeiture rate, which will result in an increase to the expense recognized in the financial statements. If forfeiture adjustments are made, they would affect the Company's results of operations. The effect of forfeiture adjustments in the years ended March 31, 2010, 2009 and 2008 was immaterial.

The Company evaluates the assumptions used to value its awards on a quarterly basis. If factors change and the Company employs different assumptions, share-based compensation expense may differ significantly from what was recorded in the past. If there are any modifications or cancellations of the underlying unvested securities, the Company may be required to accelerate or increase any remaining unearned share-based compensation expense. Future share-based compensation expense and unearned share-based compensation will increase to the extent that the Company grants additional equity awards to employees or it assumes unvested equity awards in connection with acquisitions.

**Concentrations of Credit Risk**

Financial instruments that potentially subject the Company to concentrations of credit risk consist primarily of investments in debt securities and trade receivables. Investments in debt securities with original maturities of greater than six months consist primarily of AAA and AA rated financial instruments and counterparties. The Company's investments are primarily in direct obligations of the U.S. government or its agencies, corporate bonds and in municipal bonds.

Concentrations of credit risk with respect to accounts receivable are generally not significant due to the diversity of the Company's customers and geographic sales areas. The Company had one distributor that accounted for 10% or more of its net sales in the year ended March 31, 2010. The Company sells its products primarily to OEMs and distributors in the Americas, Europe and Asia. The Company performs ongoing credit evaluations of its customers' financial condition and, as deemed necessary, may require collateral, primarily letters of credit. No single end customer accounted for 10% or more of the Company's net sales or accounts receivable balances during the years ended March 31, 2010, 2009 and 2008. See Note 17, Geographic and Other Information, for additional information on the Company's largest distributors.

Distributor advances, included in deferred income on shipments to distributors in the consolidated balance sheets, totaled $57.5 million at March 31, 2010 and $37.6 million at March 31, 2009. On sales to distributors, the Company's payment terms generally require the distributor to settle amounts owed to the Company for an amount in excess of their ultimate cost. The Company's sales price to its distributors may be higher than the amount that the distributors will ultimately owe the Company because distributors often negotiate price reductions after purchasing the product from the Company and such reductions are often significant. It is the Company's practice to apply these negotiated price discounts to future purchases, requiring the distributor to settle receivable balances, on a current basis, generally within 30 days, for amounts originally invoiced. This practice has an adverse impact on the working capital of the Company's distributors. As such, the Company has entered into agreements with certain distributors whereby it advances cash to the distributors to reduce the distributor's working capital requirements. These advances are reconciled at least on a quarterly basis and are estimated based on the amount of ending inventory as reported by the distributor multiplied by a negotiated percentage. Such advances have no impact on revenue recognition or the Company's consolidated statements of income. The Company processes discounts taken by distributors against its deferred income on shipments to distributors' balance and trues-up the advanced amounts generally after the end of each completed fiscal quarter. The terms of these advances are set forth in binding legal agreements and are unsecured, bear no interest on unsettled balances and are due upon demand. The agreements governing these advances can be cancelled by the Company at any time.

**Use of Estimates**

The Company has made a number of estimates and assumptions relating to the reporting of assets, liabilities, revenues and expenses and the disclosure of contingent assets and liabilities to prepare its consolidated financial statements in conformity with U.S. Generally Accepted Accounting Principles. Actual results could differ from those estimates.

**Adopted and Recently Issued Accounting Pronouncements**

*Accounting Standards Codification.* Effective July 1, 2009, the Financial Accounting Standards Board's (FASB) Accounting Standards Codification (ASC) became the single official source of authoritative, nongovernmental generally accepted accounting principles (GAAP) in the United States. The historical GAAP hierarchy was eliminated and the ASC became the only level of authoritative GAAP, other than guidance issued by the Securities and Exchange Commission. The codification was effective for interim and annual reporting periods ending after September 15, 2009, except for certain nonpublic nongovernmental entities. The Company's accounting policies were not affected by the conversion to ASC. However, references to specific accounting standards in the footnotes to the Company's consolidated financial statements have been changed to refer to the appropriate section of ASC.

*Accounting for Convertible Debt Instruments That May Be Settled in Cash upon Conversion.* On April 1, 2009, the Company adopted the Cash Conversion Subsections of ASC Subtopic 470-20, *Debt with Conversion and Other Options – Cash Conversion* (the Cash Conversion Subsections), which clarify the accounting for convertible debt instruments that may be settled in cash (including partial cash settlement) upon conversion. The Cash Conversion Subsections require issuers to account separately for the liability and equity components of certain convertible debt instruments in a manner that reflects the issuer's nonconvertible debt (unsecured debt) borrowing rate when interest cost is recognized. The Cash Conversion Subsections require bifurcation of a component of the debt, classification of that component in equity and the accretion of the resulting discount on the debt to be recognized as part of interest expense in the Company's consolidated statements of income.

The Cash Conversion Subsections require retrospective application to the terms of instruments as they existed for all periods presented. The adoption of the Cash Conversion Subsections affects the accounting for the Company's 2.125% junior subordinated convertible debentures issued in December 2007 and due in December 2037. The retrospective application of this guidance affects the Company's fiscal years 2008 and 2009.

The following table sets forth the effect of the retrospective application of the Cash Conversion Subsections on certain previously reported line items (in thousands, except per share data):

Condensed Consolidated Statements of Income:

| | Year Ended March 31, 2009 | | Year Ended March 31, 2008 | |
|---|---|---|---|---|
| | As Reported | As Adjusted | As Reported | As Adjusted |
| Interest expense | $ (24,269) | $ (29,440) | $ (7,966) | $ (9,495) |
| Income before income taxes | $ 237,250 | $ 232,079 | $ 350,985 | $ 349,456 |
| Income tax (benefit) provision | $ (11,570) | $ (13,508) | $ 53,237 | $ 52,663 |
| Net income | $ 248,820 | $ 245,587 | $ 297,748 | $ 296,793 |
| Basic net income per common share | $ 1.36 | $ 1.34 | $ 1.44 | $ 1.43 |
| Diluted net income per common share | $ 1.33 | $ 1.31 | $ 1.40 | $ 1.40 |

Condensed Consolidated Balance Sheet:

| | March 31, 2009 | |
|---|---|---|
| | As Reported | As Adjusted |
| Other assets | $ 34,254 | $ 18,526 |
| Total assets | $ 2,421,439 | $ 2,405,711 |
| Junior convertible debentures | $ 1,149,184 | $ 334,184 |
| Deferred tax liability | $ 51,959 | $ 351,686 |
| Additional paid-in capital | $ 778,204 | $ 1,281,936 |
| Retained earnings | $ 1,303,437 | $ 1,299,250 |
| Total stockholders' equity | $ 990,766 | $ 1,490,311 |
| Total liabilities and stockholders' equity | $ 2,421,439 | $ 2,405,711 |

In addition, the adjustment resulted in changes to our consolidated statements of cash flows and Notes 10, 11, 20 and 21.

*Other-Than-Temporary Impairments.* In April 2009, the FASB issued guidance changing existing guidance for determining whether an impairment of debt securities is other than temporary. This guidance requires other than temporary impairments to be separated into the amount representing the decrease in cash flows expected to be collected from a security (referred to as credit losses) which is recognized in earnings and the amount related to other factors which is recognized in other comprehensive income. This noncredit loss component of the impairment may only be classified in other comprehensive income if the holder of the security concludes that it does not intend to sell and it will not more likely than not be required to sell the security before it recovers its value. If these conditions are not met, the noncredit loss must also be recognized in earnings. When adopting this guidance, an entity is required to record a cumulative effect adjustment as of the beginning of the period of adoption to reclassify the noncredit component of a previously recognized other than temporary impairment from retained earnings to accumulated other comprehensive income. The Company adopted this guidance on April 1, 2009. The Company does not meet the conditions necessary to recognize the noncredit loss component of its auction rate securities in other comprehensive income. Accordingly, the Company did not reclassify any previously recognized other-than-temporary impairment losses from retained earnings to accumulated other comprehensive income and the adoption of this guidance had no impact on the Company's consolidated financial statements. Refer to Note 4 for further discussion of the Company's investments in marketable securities.

*Fair-value when volume or level of activity has decreased significantly.* In April 2009, the FASB issued guidance for estimating fair value when the volume or level of activity in a market for an asset or liability has decreased significantly. This guidance also provides information on identifying circumstances that indicate a transaction is not orderly (i.e., a forced liquidation or distressed sale). This guidance was effective for the Company beginning in fiscal 2010 and did not have a material impact on its financial position, results of operations or cash flows.

*Disclosures of fair value of financial instruments.* In April 2009, the FASB issued guidance that requires disclosures about fair value of financial instruments in interim financial statements. This guidance was effective for the Company beginning in fiscal 2010, and because it applies only to financial statement disclosures, it had no impact on its financial position, results of operations or cash flows.

*Business combinations.* In December 2007, the FASB issued a revision to previously issued accounting literature which changes the accounting for business combinations including: (i) the measurement of acquirer shares issued in consideration for a business combination, (ii) the recognition of contingent consideration, (iii) the accounting for preacquisition gain and loss contingencies, (iv) the recognition of capitalized in-process research and development (IPR&D), (v) the accounting for acquisition-related restructuring costs, (vi) the treatment of acquisition-related transaction costs, and (vii) the recognition of changes in the acquirer's income tax valuation allowance. The Company began applying this guidance prospectively to all business combinations beginning in fiscal 2010. The impact of adoption on its financial position, results of operations or cash flows is dependent upon the nature and terms of business combinations that the Company consummates.

## 2. BUSINESS ACQUISITIONS

During the year ended March 31, 2010, the Company completed one business acquisition which was accounted for under the purchase method of accounting. Total consideration paid for this business was approximately $9.3 million. The combined purchase price of the acquisition resulted in purchased intangible assets of approximately $7.0 million, of which $2.9 million relates to in-process technology, and goodwill of approximately $4.2 million. The purchased intangible assets (other than goodwill and the in-process technology intangible asset) are being amortized over an average period of seven years. In addition, the acquisition resulted in contingent consideration with an estimated fair value at the date of purchase of $1.3 million.

During the year ended March 31, 2009, the Company completed three business acquisitions which were accounted for under the purchase method of accounting. Total consideration paid for these business acquisitions was approximately $19.9 million. The combined purchase price of the acquisitions resulted in purchased intangible assets of approximately $15.1 million and goodwill of approximately $4.3 million. The purchased intangible assets (other than goodwill) are being amortized over an average period of seven years. One of the acquisitions has an earn-out payment associated with it based on the operating performance of the acquired business for the twelve-month period ending September 30, 2010. The initial purchase price of this acquisition was less than the fair value of the acquired net assets, and as a result, the Company recorded negative goodwill totaling $2.2 million, which is recorded in other long-term liabilities in the consolidated balance sheet.

## 3. SPECIAL CHARGES

### Patent Licenses

During the three months ended June 30, 2009, the Company agreed to the terms of a patent license with an unrelated third-party and signed an agreement on July 9, 2009. The patent license settled alleged infringement claims. The total payment made to the third-party in July 2009 was $1.4 million, $1.2 million of which was expensed in the first quarter of fiscal 2010 and the remaining $0.2 million was recorded as a prepaid royalty that will be amortized over the remaining life of the patent, which expires in June 2010.

The Company entered into a patent portfolio license effective March 31, 2009 with an unrelated third-party that covers both issued patents and patent applications and settled alleged infringement claims. The total payment made to the third-party was $8.25 million, $4.0 million of which was expensed in the fourth quarter of fiscal 2009 and the remaining $4.25 million was recorded as a prepaid royalty that will be amortized over the estimated 20-year remaining life of the patents.

### Expenses Associated with the Abandonment of the Atmel Acquisition

On October 2, 2008, the Company and ON Semiconductor Corporation announced that they had sent a proposal to the Board of Directors of Atmel Corporation to acquire Atmel for $5.00 per share in cash or a total of approximately $2.3 billion. On October 29, 2008, Atmel announced that its Board of Directors had determined that the unsolicited proposal was inadequate. On December 15, 2008, the Company delivered a written notification to

Atmel regarding a proposed alternate slate of directors to be elected at Atmel's 2009 annual meeting. On February 10, 2009, the Company announced its termination of its consideration of a potential transaction with Atmel in light of the economic uncertainty and the lack of visibility with respect to Atmel's business not allowing the Company to put a value on Atmel. In the fourth quarter of fiscal 2009, the Company expensed $1.6 million of various costs associated with the terminated proposal.

**In-Process Research and Development**

During the third quarter of fiscal 2009, the Company completed its acquisition of Hampshire Company, a leader in the large format touch screen controller market. As a result of the acquisition, the Company incurred a $0.5 million in-process research and development charge in the third quarter of fiscal 2009.

During the fourth quarter of fiscal 2009, the Company completed the acquisition of HI-TECH Software, a provider of software development tools and compilers. As a result of the acquisition, the Company incurred a $0.2 million in-process research and development charge in the fourth quarter of fiscal 2009.

During the fourth quarter of fiscal 2009, the Company completed its acquisition of R&E International, a leader in developing innovative integrated circuits for smoke and carbon monoxide detectors and other life-safety systems. As a result of the acquisition, the Company incurred a $0.2 million in-process research and development charge in the fourth quarter of fiscal 2009.

**Loss on Sale of Fab 3**

The Company received an unsolicited offer on its Puyallup, Washington facility (Fab 3) in September 2007. The Company assessed its available capacity in its current facilities, along with potential available capacity from outside foundries and determined the capacity of Fab 3 would not be required in the near term. As a result of this assessment, the Company accepted the offer on September 21, 2007, and the transaction closed on October 19, 2007. The Company received $27.5 million in cash, net of expenses associated with the sale, and recognized a loss on sale of $26.8 million, representing the difference between the carrying value of the assets and the amounts received.

## 4. INVESTMENTS

The Company's investments are intended to establish a high-quality portfolio that preserves principal, meets liquidity needs, avoids inappropriate concentrations, and delivers an appropriate yield in relationship to the Company's investment guidelines and market conditions. The following is a summary of available-for-sale and trading securities at March 31, 2010 (amounts in thousands):

| | Available-for-sale Securities | | | |
|---|---|---|---|---|
| | Adjusted Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| Government agency bonds | $ 389,801 | $ 215 | $ 622 | $ 389,394 |
| Municipal bonds | 156,415 | 1,290 | --- | 157,705 |
| Auction rate securities (ARS) | 14,151 | --- | --- | 14,151 |
| Marketable equity securities | 58,402 | --- | --- | 58,402 |
| Corporate bonds | 392,108 | 2,983 | 235 | 394,856 |
| | $ 1,010,877 | $ 4,488 | $ 857 | $ 1,014,508 |

| | Trading Securities | | | |
|---|---|---|---|---|
| | Adjusted Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| ARS | $ 23,086 | $ --- | $ --- | $ 23,086 |
| Put option on ARS | 1,814 | --- | --- | 1,814 |
| | $ 24,900 | $ --- | $ --- | $ 24,900 |

At March 31, 2010, the Company's available-for-sale and trading securities are presented in the consolidated balance sheets as short-term investments of $722.2 million and long-term investments of $317.2 million.

The $58.4 million in marketable securities listed above relates to a strategic investment in Silicon Storage Technology, Inc. at $3.05 per share. On April 8, 2010, the Company completed the acquisition of Silicon Storage Technology, Inc. for $3.05 per share in a merger transaction. The Company has classified the shares owned in Silicon Storage Technology, Inc. as available-for-sale securities.

Historically, the Company has made certain strategic investments in publicly traded companies which it classified as trading securities. During the years ended March 31, 2010, 2009 and 2008, the Company recognized a gain in earnings of $7.5 million, a loss in earnings of $2.0 million and a gain in earnings of $0.5 million, respectively, on its trading securities. During the years ended March 31, 2010, 2009 and 2008, the Company had realized gains of $1.1 million, $4.7 million and $0.2 million, respectively, on trading securities that it sold.

At March 31, 2010, $37.2 million of the Company's investment portfolio was invested in ARS. With the continuing liquidity issues in the global credit and capital markets, the Company's ARS have experienced multiple failed auctions. In September 2007 and February 2008, auctions for $24.9 million and $34.8 million, respectively, of the original purchase value of the Company's investments in ARS first failed. While the Company continues to earn interest on these investments based on a pre-determined formula with spreads tied to particular interest rate indices, the estimated market value for these ARS no longer approximates the original purchase value.

The $24.9 million in failed auctions noted above have continued to fail through the filing date of this Annual Report on Form 10-K. The fair value of the failed ARS of $14.2 million has been estimated based on market information and estimates determined by management and could change significantly based on future market conditions. The Company evaluated the impairments in the value of these ARS, determining its intent to sell these securities prior to the recovery of its amortized cost basis resulted in the securities being other-than-temporarily impaired and recognized impairment charges on these investments of $3.6 million during fiscal 2009 and $4.7 million in fiscal 2010, respectively.

The $34.8 million of ARS that failed during February 2008 are investments in student loan-backed ARS (SLARS). Approximately $2.9 million and $7.0 million of these SLARS were redeemed at par by the issuers during the fiscal years 2009 and 2010, respectively, reducing the Company's overall cost basis position in these SLARS to $24.9 million. Based upon the Company's evaluation of available information, it believes these investments are of high credit quality, as all of the investments carry AAA credit ratings by one or more of the major credit rating agencies and are largely backed by the federal government (Federal Family Education Loan Program). The fair value of the failed SLARS has been estimated based on market information and estimates determined by management and could change significantly based on future market conditions.

In November 2008, the Company executed an ARS rights agreement (the Rights) with the broker through which the Company purchased the $24.9 million in SLARS that provides (1) the Company with the right to put these SLARS back to the broker at par anytime during the period from June 30, 2010 through July 2, 2012, and (2) the broker with the right to purchase or sell the SLARS at par on the Company's behalf anytime through July 2, 2012. The Company accounted for the acceptance of the Rights as the receipt of a put option for no consideration and recognized a gain with a corresponding recognition as a long-term investment. The Company expects any future changes in the fair value of the SLARS to be largely offset by changes in the fair value of the related Rights without any significant net impact to the Company's income statement. The Company will continue to measure the SLARS and the Rights at fair value (utilizing Level 3 inputs) until the earlier of maturity or exercise. The Company intends and has the ability to hold the $24.9 million of SLARS until the market recovers or until June 30, 2010 when it has the right to sell the SLARS at par to the broker as it does not anticipate having to sell these securities to fund the operations of its business. The Company believes that, based on its current unrestricted cash, cash equivalents and short-term investment balances, the current lack of liquidity in the credit and capital markets will not have a material impact on its liquidity, cash flow or ability to fund its operations.

At March 31, 2010, the Company evaluated its investment portfolio, and noted unrealized losses of $0.9 million due to fluctuations in interest rates and credit market conditions. Management does not believe any of the unrealized losses represent other-than-temporary impairment based on its evaluation of available evidence as of March 31, 2010. The Company's intent is to hold these investments to such time as these assets are no longer impaired. For those investments not scheduled to mature until after March 31, 2010, such recovery is not anticipated to occur in the next year and these investments have been classified as long-term investments in the Company's consolidated balance sheets. The amortized cost and estimated fair value of the available-for-sale securities at March 31, 2010, by maturity, are shown below (amounts in thousands). Expected maturities can differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties, and the Company views its available-for-sale securities as available for current operations.

| | Available-for-sale Securities | | | |
|---|---|---|---|---|
| | Adjusted Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| Available-for-sale | | | | |
| Due in one year or less | $ 308,020 | $ 1,743 | $ 19 | $ 309,744 |
| Due after one year and through five years | 688,706 | 2,745 | 838 | 690,613 |
| Due after five years and through ten years | --- | --- | --- | --- |
| Due after ten years | 14,151 | --- | --- | 14,151 |
| | $ 1,010,877 | $ 4,488 | $ 857 | $ 1,014,508 |

The following is a summary of available-for-sale securities at March 31, 2009 (amounts in thousands):

| | Available-for-sale Securities | | | |
|---|---|---|---|---|
| | Adjusted Cost | Gross Unrealized Gains | Gross Unrealized Losses | Estimated Fair Value |
| Government agency bonds | $ 469,815 | $ 960 | $ --- | $ 470,775 |
| ARS | 18,901 | --- | --- | 18,901 |
| Municipal bonds | 356,520 | 6,159 | --- | 362,679 |
| Corporate bonds | 20,000 | --- | 430 | 19,570 |
| | $ 865,236 | $ 7,119 | $ 430 | $ 871,925 |

At March 31, 2009, short-term investments consisted of $943.6 million and long-term investments consisted of $50.8 million.

During the years ended March 31, 2010 and March 31, 2009, the Company had net realized gains on sales of available-for-sale securities of $1.2 million and $0.5 million, respectively.

## 5. ACCOUNTS RECEIVABLE

Accounts receivable consists of the following (amounts in thousands):

| | March 31, | |
|---|---|---|
| | 2010 | 2009 |
| Trade accounts receivable | $ 140,340 | $ 91,325 |
| Other | 575 | 376 |
| | 140,915 | 91,701 |
| Less allowance for doubtful accounts | 3,109 | 3,176 |
| | $ 137,806 | $ 88,525 |

## 6. INVENTORIES

Inventories consist of the following (amounts in thousands):

| | March 31, | |
|---|---|---|
| | 2010 | 2009 |
| Raw materials | $ 4,912 | $ 3,693 |
| Work in process | 100,607 | 114,676 |
| Finished goods | 11,060 | 13,141 |
| | $ 116,579 | $ 131,510 |

## 7. FAIR VALUE MEASUREMENTS

Accounting rules for fair value clarify that fair value is an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants. As such, fair value is a market-based measurement that should be determined based on assumptions that market participants would use in pricing an asset or liability. As a basis for considering such assumptions, the Company utilizes a three-tier fair value hierarchy, which prioritizes the inputs used in measuring fair value as follows:

Level 1 – Observable inputs such as quoted prices in active markets;

Level 2 – Inputs, other than the quoted prices in active markets, that are observable either directly or indirectly; and

Level 3 – Unobservable inputs in which there is little or no market data, which require the reporting entity to develop its own assumptions.

Assets measured at fair value on a recurring basis at March 31, 2010 are as follows (amounts in thousands):

| | Quoted Prices in Active Markets for Identical Instruments (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total Balance |
|---|---|---|---|---|
| Assets | | | | |
| Money market fund deposits | $ 206,376 | $ --- | $ --- | $ 206,376 |
| Deposit accounts | --- | 285,754 | --- | 285,754 |
| Government agency bonds | --- | 389,394 | --- | 389,394 |
| Municipal bonds | --- | 157,705 | --- | 157,705 |
| ARS | --- | --- | 37,237 | 37,237 |
| Put option on ARS | --- | --- | 1,814 | 1,814 |
| Corporate bonds | --- | 394,856 | --- | 394,856 |
| Marketable equity securities | 58,402 | --- | --- | 58,402 |
| Total assets measured at fair value | $ 264,778 | $ 1,227,709 | $ 39,051 | $ 1,531,538 |

For Level 3 valuations, the Company estimated the fair value of these ARS based on the following: (i) the underlying structure of each security; (ii) the present value of future principal and interest payments discounted at rates considered to reflect current market conditions; (iii) consideration of the probabilities of default, auction failure, or repurchase at par for each period; and (iv) estimates of the recovery rates in the event of default for each security. The Company estimated the value of the put option on the ARS by evaluating the estimated cash flows before and after the receipt of the put option, discounted at rates reflecting the likelihood of default and lack of liquidity, or in the case of the payment of the par value to be paid by the broker at exercise of the put option, the counterparty credit risk. The estimated fair values that are categorized as Level 3 as well as the put options on publicly traded public stock could change significantly based on future market conditions. Refer to Note 4 for further discussion of the Company's investments in ARS.

The following table presents a reconciliation for all assets measured at fair value on a recurring basis, excluding accrued interest components, using significant unobservable inputs (Level 3) for the year ended March 31, 2010 as follows (amounts in thousands):

| | Year Ended March 31, 2010 |
|---|---|
| Balance at March 31, 2009 | $ 50,826 |
| Securities redeemed at par | (7,025) |
| Impairment losses included in other, net | (4,750) |
| Balance at March 31, 2010 | $ 39,051 |

Assets measured at fair value on a recurring basis are presented/classified in the consolidated balance sheets at March 31, 2010 as follows (amounts in thousands):

| | Quoted Prices in Active Markets for Identical Instruments (Level 1) | Significant Other Observable Inputs (Level 2) | Significant Unobservable Inputs (Level 3) | Total Balance |
|---|---|---|---|---|
| Assets | | | | |
| Cash and cash equivalents | $ 206,376 | $ 285,754 | $ --- | $ 492,130 |
| Short-term investments | 58,402 | 638,891 | 24,900 | 722,193 |
| Long-term investments | --- | 303,064 | 14,151 | 317,215 |
| Total assets measured at fair value | $ 264,778 | $ 1,227,709 | $ 39,051 | $ 1,531,538 |

## 8. PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment consists of the following (amounts in thousands):

| | March 31, | |
|---|---|---|
| | 2010 | 2009 |
| Land | $ 39,671 | $ 39,671 |
| Building and building improvements | 349,964 | 334,717 |
| Machinery and equipment | 1,190,548 | 1,148,588 |
| Projects in process | 84,254 | 114,478 |
| | 1,664,437 | 1,637,454 |
| Less accumulated depreciation and amortization | 1,171,398 | 1,105,767 |
| | $ 493,039 | $ 531,687 |

Depreciation expense attributed to property, plant and equipment was $86.4 million, $93.3 million and $98.2 million for the years ending March 31, 2010, 2009 and 2008, respectively.

## 9. INTANGIBLE ASSETS AND GOODWILL

Intangible assets consist of the following (amounts in thousands):

| | March 31, 2010 | | |
|---|---|---|---|
| | Gross Amount | Accumulated Amortization | Net Amount |
| Developed technology | $ 49,009 | $ (17,979) | $ 31,030 |
| In-process technology | 2,900 | --- | 2,900 |
| Distribution rights | 5,236 | (3,639) | 1,597 |
| | $ 57,145 | $ (21,618) | $ 35,527 |

| | March 31, 2009 | | |
|---|---|---|---|
| | Gross Amount | Accumulated Amortization | Net Amount |
| Developed technology | $ 38,419 | $ (14,805) | $ 23,614 |
| Distribution rights | 5,236 | (3,132) | 2,104 |
| | $ 43,655 | $ (17,937) | $ 25,718 |

The Company amortizes intangible assets over their expected useful lives, which range between 1 and 20 years. In fiscal 2010, the Company acquired $10.6 million of developed technology, which has a weighted average amortization period of 7.9 years and $2.9 million of in-process technology which will begin amortization once the technology reaches technological feasibility. The following is an expected amortization schedule for the intangible assets for the fiscal years March 31, 2011 through March 31, 2015, absent any future acquisitions or impairment charges (amounts in thousands):

| Year Ending March 31, | Projected Amortization Expense |
|---|---|
| 2011 | $ 4,455 |
| 2012 | 5,573 |
| 2013 | 5,633 |
| 2014 | 4,968 |
| 2015 | 4,931 |

Amortization expense attributed to intangible assets was $3.7 million, $2.7 million and $1.9 million for the years ending March 31, 2010, 2009 and 2008, respectively. The Company did not record any impairment losses in the years ended March 31, 2010, 2009 and 2008 associated with the intangible assets acquired.

Goodwill activity for the years ended March 31, 2010 and March 31, 2009 was as follows (amounts in thousands):

| | |
|---|---|
| Goodwill, net | |
| March 31, 2008 | $ 31,886 |
| Additions due to business combinations | 4,279 |
| March 31, 2009 | $ 36,165 |
| Additions due to business combination | 4,173 |
| March 31, 2010 | $ 40,338 |

During fiscal 2009, the Company completed three acquisitions, which resulted in goodwill of approximately $4.3 million. During fiscal 2010, the Company completed one acquisition, which resulted in goodwill of approximately $4.2 million.

The Company has a single reporting unit, to which all of the goodwill at March 31, 2010 is assigned.

After completing the annual impairment analyses during the fourth quarter of fiscal 2010, fiscal 2009 and fiscal 2008, the Company concluded that goodwill was not impaired in any year. At March 31, 2010, the Company has not recorded any impairment charges against its goodwill balance of approximately $40.3 million.

## 10. INCOME TAXES

The Company is subject to income taxes in the U.S. and numerous foreign jurisdictions. The Company files U.S. federal, U.S. state, and foreign income tax returns. For U.S. federal, and in general for U.S. state tax returns, the 2006 through fiscal 2010 tax years remain open for examination by tax authorities. For foreign tax returns, the Company is generally no longer subject to income tax examinations for years prior to fiscal 2002.

Significant judgment is required in evaluating its uncertain tax positions and determining its provision for income taxes. Although the Company believes that it has adequately reserved for its uncertain tax positions, no assurance can be given that the final tax outcome of these matters will not be different. The Company will adjust these reserves in light of changing facts and circumstances, such as the closing of a tax audit, the refinement of an estimate, the closing of a statutory audit period or changes in applicable tax law. To the extent that the final tax outcome of these matters is different than the amounts recorded, such differences will impact the provision for income taxes in the period in which such determination is made. The provision for income taxes includes the impact of reserve provisions and changes to the reserves that are considered appropriate, as well as related net interest.

The Company recognizes liabilities for anticipated tax audit issues in the U.S. and other domestic and international tax jurisdictions based on its estimate of whether, and the extent to which, additional tax payments are more likely than not. The Company believes it maintains appropriate reserves to offset potential income tax liabilities that may arise upon final resolution of matters for open tax years. The U.S. Internal Revenue Service (IRS) is currently auditing the Company's fiscal years 2006, 2007 and 2008. Fiscal 2009 and fiscal 2010 are currently open for examination by the IRS. The Company believes that it has appropriate support for the income tax positions taken and to be taken on its tax returns and that its accruals for tax liabilities are appropriate for all open years based on an assessment of many factors including past experience and interpretations of tax law applied to the facts of each matter. If such amounts ultimately prove to be unnecessary, the resulting reversal of such reserves would result in tax benefits being recorded in the period the reserves are no longer deemed necessary. If such assessments ultimately prove to be greater than anticipated, a future charge to expense would be recorded in the period in which the assessment is determined. Timing of the resolution and/or closure on audits is highly uncertain; however, the Company believes that it is reasonably possible that the unrecognized tax benefits could significantly change within the next 12 months as the result of a tax examination closure. This settlement could have a significant impact on the unrecognized tax benefit; however the Company is not currently able to quantify the amount of such change.

The following table summarizes the activity related to the Company's gross unrecognized tax benefits from April 1, 2009 to March 31, 2010 (amounts in thousands):

| | |
|---|---|
| Balance as of April 1, 2009 | $ 70,051 |
| Decreases related to prior year tax positions | (25,492) |
| Increases related to current year tax positions | 11,332 |
| Increases related to prior year tax positions | 1,249 |
| Balance as of March 31, 2010 | $ 57,140 |

As of March 31, 2010, the Company had accrued approximately $4.7 million related to the potential payment of interest on the Company's uncertain tax positions. Interest was included in the provision for income taxes. The Company has not accrued any penalties related to its uncertain tax positions as the Company believes that it is more likely than not that there will not be any assessments of penalties.

The income tax (benefit) provision consists of the following (amounts in thousands):

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Current (benefit) expense: | | | |
| Federal | $ (4,358) | $ (38,836) | $ 31,202 |
| State | (436) | (3,888) | 3,124 |
| Foreign | 6,981 | 8,689 | 9,350 |
| Total current | 2,187 | (34,035) | 43,676 |
| Deferred expense (benefit): | | | |
| Federal | 16,663 | 19,476 | 6,814 |
| State | 1,668 | 1,950 | 682 |
| Foreign | 290 | (899) | 1,491 |
| Total deferred | 18,621 | 20,527 | 8,987 |
| | $ 20,808 | $ (13,508) | $ 52,663 |

The tax benefit associated with the Company's equity incentive plans reduced taxes currently payable by $3.7 million, $7.6 million and $21.9 million for the years ended March 31, 2010, 2009 and 2008, respectively. These amounts were credited to additional paid-in capital in each of the three fiscal years.

The provision for income taxes differs from the amount computed by applying the statutory federal tax rate to income before income taxes. The sources and tax effects of the differences in the total income tax (benefit) provision are as follows (amounts in thousands):

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Computed expected income tax provision | $ 83,235 | $ 81,228 | $ 122,310 |
| State income taxes, net of federal benefits | 915 | 1,295 | 2,674 |
| Domestic production activities/foreign export sales benefit | --- | --- | (257) |
| Research and development tax credits | (1,500) | (2,732) | (2,625) |
| Foreign income taxed at lower than the federal rate | (53,390) | (43,452) | (58,475) |
| Tax benefit from IRS settlement | (8,452) | (16,880) | --- |
| Release of tax reserves | --- | (32,967) | (10,964) |
| | $ 20,808 | $ (13,508) | $ 52,663 |

Pretax income from foreign operations was $201.2 million, $195.1 million and $273.1 million for the years ended March 31, 2010, 2009 and 2008, respectively. Unremitted foreign earnings that are considered to be permanently invested outside the U.S., and on which no deferred taxes have been provided, amounted to approximately $1,277.9 million at March 31, 2010. The Company has the ability and intent to indefinitely reinvest the foreign earnings. Should the Company elect in the future to repatriate a portion of the foreign earnings so invested, the Company would incur income tax expense on such repatriation, net of any available deductions and foreign tax credits. This would result in additional income tax expense beyond the computed effective tax rate in such periods.

During the year ended March 31, 2010, the Company settled an IRS examination of fiscal years 2002, 2003 and 2004 which resulted in a one-time tax benefit of $8.5 million. This tax benefit decreased the Company's effective tax rate by approximately 3.6 percentage points to 8.8%.

In October 2008, the U.S. Congress passed the Emergency Economic Stabilization Act of 2008 which included a provision to extend the research and development tax credit retroactively from January 1, 2008. As a result, the Company recognized a one-time tax benefit of $1.5 million in the quarter ending December 31, 2008. Likewise, the ongoing benefit from this credit was reflected in the Company's effective tax rate through December 31, 2009 when the research and development tax credit expired.

During the year ended March 31, 2009, the Company settled an IRS examination of fiscal 2005 which resulted in a one-time tax benefit of $16.9 million. Also, during fiscal 2009, the IRS issued revised Treasury Regulations that provided a clarification of the tax treatment of certain items that the Company had previously established a tax accrual for, and as a result, the Company recognized a $33.0 million tax benefit. The tax reserve releases are reflected as separate line items in the rate reconciliation table above. These tax benefits decreased the Company's effective tax rate by approximately 21.5 percentage points to an effective tax benefit of 5.8% for fiscal year 2009.

During the year ended March 31, 2008, the Company realized a U.S. tax benefit of $10.3 million as a result of the sale of Fab 3 and realized a tax benefit of $11.0 million as the result of the release of previously established tax reserves consisting of approximately $5.7 million related to the resolution of a foreign tax matter in the third quarter of fiscal 2008, $4.5 million related to the release of tax reserves for certain international tax exposures in the fourth quarter of fiscal 2008 and approximately $0.8 million related to accrued interest and other reserve matters. The tax reserve releases are reflected as a separate line in the rate reconciliation table above. These tax benefits decreased the Company's effective tax rate for fiscal 2008 by approximately 4.4 percentage points to 15.1%.

The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities are as follows (amounts in thousands):

| | March 31, | |
|---|---|---|
| | 2010 | 2009 |
| Deferred tax assets: | | |
| Deferred intercompany profit | $ 7,711 | $ 10,048 |
| Deferred income on shipments to distributors | 24,531 | 20,596 |
| Inventory valuation | 842 | 2,548 |
| Net operating loss carryforward | 2,966 | 3,079 |
| Share-based compensation | 30,316 | 23,938 |
| Accrued expenses and other | 11,444 | 9,417 |
| Gross deferred tax assets | 77,810 | 69,626 |
| Deferred tax liabilities: | | |
| Property, plant and equipment, principally due to differences in depreciation | (3,861) | (7,997) |
| Junior convertible debentures | (372,252) | (341,259) |
| Other | (600) | (2,430) |
| Gross deferred tax liability | (376,713) | (351,686) |
| Net deferred tax liability | $ (298,903) | $ (282,060) |

Management believes that the Company's results of future operations will generate sufficient taxable income such that it is "more likely than not" that the deferred tax assets will be realized.

At March 31, 2010, the Company had a net operating loss carryforward for federal income tax purposes of approximately $7.4 million, which begins to expire in varying amounts in the years 2020 through 2022. The net operating loss carryforward is attributable to the acquisition of PowerSmart in fiscal 2003. An analysis of the annual limitation on the utilization of the PowerSmart net operating losses was performed in accordance with Internal Revenue Code Section 382. It was determined that Section 382 will not limit the use of the PowerSmart net operating losses in full over the carryover period.

The Company's Thailand manufacturing operations currently benefit from numerous tax holidays granted to the Company based on its investment in property, plant and equipment in Thailand. The Company's tax holiday periods in Thailand expire at various times in the future beginning in May 2010. The Company does not expect the future expiration of any of its tax holiday periods in Thailand to have a material impact on its effective tax rate. The aggregate dollar benefits derived from these tax holidays approximated $17.3 million, $6.4 million and $7.1 million for the years ended March 31, 2010, 2009 and 2008, respectively. The benefit the tax holiday had on diluted net income per share approximated $0.09 in the year ended March 31, 2010 and $0.03 for each of the years ended March 31, 2009 and 2008.

## 11. 2.125% JUNIOR SUBORDINATED CONVERTIBLE DEBENTURES

The Company's $1.15 billion principal amount of 2.125% junior subordinated convertible debentures due December 15, 2037, are subordinated in right of payment to any future senior debt of the Company and are effectively subordinated in right of payment to the liabilities of the Company's subsidiaries. The debentures are convertible, subject to certain conditions, into shares of the Company's common stock at an initial conversion rate of 29.2783 shares of common stock per $1,000 principal amount of debentures, representing an initial conversion price of approximately $34.16 per share of common stock. As of March 31, 2010, none of the conditions allowing holders of the debentures to convert had been met. As a result of cash dividends paid since the issuance of the debentures, the conversion rate has been adjusted to 32.9544 shares of common stock per $1,000 of principal amount of debentures, representing a conversion price of approximately $30.34 per share of common stock.

As the debentures can be settled in cash upon conversion, for accounting purposes, the debentures were bifurcated into a liability component and an equity component, which are initially recorded at fair value. The carrying value of the equity component at March 31, 2010 and at March 31, 2009 was $822.4 million. The estimated fair value of the liability component of the debentures at the issuance date was $327.6 million, resulting in a debt discount of $822.4 million. The unamortized debt discount was $808.7 million at March 31, 2010 and $815.0 million at March 31, 2009. The carrying value of the debentures was $340.7 million at March 31, 2010 and $334.2 million at March 31, 2009. The remaining period over which the unamortized debt discount will be recognized as non-cash interest expense is 27.75 years. In the year ended March 31, 2010, the Company recognized $6.3 million in non-cash interest expense related to the amortization of the debt discount. In the year ended March 31, 2009, the Company recognized $5.2 million in non-cash interest expense related to the amortization of the debt discount. In the year ended March 31, 2008, the Company recognized $1.5 million in non-cash interest expense related to the amortization of the debt discount. The Company recognized $24.4 million of interest expense related to the 2.125% coupon on the debentures in each of fiscal 2010 and fiscal 2009, and $7.1 million of interest expense related to the 2.125% coupon on the debentures in fiscal 2008.

The debentures also include certain embedded features related to the contingent interest payments, the Company making specific types of distributions (e.g., extraordinary dividends), the redemption feature in the event of changes in tax law, and penalty interest in the event of a failure to maintain an effective registration statement. These features qualify as derivatives and are bundled as a compound embedded derivative that is measured at fair value. The fair value of the derivative as of March 31, 2010 was $0.7 million, compared to the value at March 31, 2009 of $0.5 million, resulting in an increase of interest expense in fiscal 2010 of $0.2 million. The balance of the debentures on the Company's condensed consolidated balance sheet at March 31, 2010 of $340.7 million includes the fair value of the embedded derivative.

## 12. CONTINGENCIES

In the ordinary course of its business, the Company is involved in a limited number of legal actions, both as plaintiff and defendant, and could incur uninsured liability in any one or more of them. The Company periodically receives notification from various third parties alleging patent infringement of patents, intellectual property rights or other matters. With respect to these and other pending legal actions to which Microchip is a party, although the outcome of these actions is not presently determinable, in the Company's opinion, based on consultation with legal counsel, as of March 31, 2010, it is not probable that the ultimate resolution of these matters will harm its business and will have a material adverse effect on its financial position, cash flows or results of operations.

## 13. STOCKHOLDERS' EQUITY

*Stock Repurchase Activity.* On December 11, 2007, the Company announced that its Board of Directors had authorized the repurchase of up to an additional 10.0 million shares of its common stock in the open market or in privately negotiated transactions. As of March 31, 2010, the Company had repurchased 7.5 million shares under this authorization for $234.7 million. There is no expiration date associated with this program.

The Company's Board of Directors authorized the repurchase of 21.5 million shares of its common stock concurrent with the junior subordinated convertible debenture transaction for $638.6 million and no further shares are available to be repurchased under this authorization.

During the year ended March 31, 2010, the Company did not purchase any of its shares of common stock. During the year ended March 31, 2009, the Company purchased 4.0 million shares of its common stock for $123.9 million. During the year ended March 31, 2008, the Company purchased 36.5 million shares of its common stock for $1,138.0 million.

As of March 31, 2010, approximately 33.5 million shares remained as treasury shares with the balance of the shares being used to fund share issuance requirements under the Company's equity incentive plans.

## 14. EMPLOYEE BENEFIT PLANS

The Company maintains a contributory profit-sharing plan for its domestic employees meeting certain eligibility and service requirements. The plan qualifies under Section 401(k) of the Internal Revenue Code of 1986, as amended, and allows employees to contribute up to 60% of their base salary, subject to maximum annual limitations prescribed by the IRS. Through December 31, 2008, the Company made matching contributions of up to 25% of the first 4% of the participant's eligible compensation and could award up to an additional 25% under the discretionary match. The Company eliminated the mandatory matching contribution as of January 1, 2009. All matches are provided on a quarterly basis and require the participant to be an active employee at the end of each quarter. For the fiscal years ended March 31, 2009 and 2008, the Company contributions to the plan totaled $1.4 million and $1.4 million, respectively. Due to expense reduction actions taken in response to adverse economic conditions, the Company did not contribute to the plan for the fiscal year ended March 31, 2010.

The Company's 2001 Employee Stock Purchase Plan (the 2001 Purchase Plan) became effective on March 1, 2002. The Board of Directors approved the 2001 Purchase Plan in May 2001 and the stockholders approved it in August 2001. Under the 2001 Purchase Plan, eligible employees of the Company may purchase shares of common stock at semi-annual intervals through periodic payroll deductions. The purchase price in general will be 85% of the lower of the fair market value of the common stock on the first day of the participant's entry date into the offering period or 85% of the fair market value on the semi-annual purchase date. Depending upon a participant's entry date into the 2001 Purchase Plan, purchase periods under the 2001 Purchase Plan consist of overlapping periods of either 24, 18, 12 or 6 months in duration. In May 2003 and August 2003, the Company's Board and stockholders, respectively, each approved an annual automatic increase in the number of shares reserved under the 2001 Purchase Plan. The automatic increase took effect on January 1, 2005, and on each January 1 thereafter during the term of the plan, and is equal to the lesser of (i) 1,500,000 shares, (ii) one half of one percent (0.5%) of the then outstanding shares of the Company's common stock, or (iii) such lesser amount as is approved by the Company's Board of Directors. On January 1, 2010, 921,171 additional shares were reserved under the 2001 Purchase Plan based on the automatic increase. On January 1, 2009, 910,229 additional shares were reserved under the 2001 Purchase Plan based on the automatic increase. On January 1, 2008, 945,068 additional shares were reserved under the 2001 Purchase Plan based on the automatic increase. Since the inception of the 2001 Purchase Plan, 9,376,063 shares of common stock have been reserved for issuance and 3,559,157 shares have been issued under this purchase plan.

During fiscal 1995, a purchase plan was adopted for employees in non-U.S. locations. Such plan provided for the purchase price per share to be 100% of the lower of the fair market value of the common stock at the beginning or end of the semi-annual purchase plan period. Effective May 1, 2006, the Company's Board approved a purchase price per share equal to eighty-five percent (85%) of the lower of the fair market value of the common stock at the beginning or end of the semi-annual purchase plan period. Since the inception of this purchase plan, 1,119,925 shares of common stock have been reserved for issuance and 460,146 shares have been issued under this purchase plan.

Effective January 1, 1997, the Company adopted a non-qualified deferred compensation arrangement. This plan is unfunded and is maintained primarily for the purpose of providing deferred compensation for a select group of highly compensated employees as defined in ERISA Sections 201, 301 and 401. There are no Company matching contributions made under this plan.

The Company has management incentive compensation plans which provide for bonus payments, based on a percentage of base salary, from an incentive pool created from operating profits of the Company, at the discretion of the Board of Directors. During the years ended March 31, 2010, 2009 and 2008, $16.5 million, $3.0 million and $9.2 million were charged against operations for this plan, respectively.

The Company also has a plan that, at the discretion of the Board of Directors, provides a cash bonus to all employees of the Company based on the operating profits of the Company. During the years ended March 31, 2010, 2009 and 2008, $4.3 million, $2.9 million and $2.3 million, respectively, were charged against operations for this plan.

## 15. EQUITY INCENTIVE PLANS

The Company has equity incentive plans under which incentive stock options, restricted stock units (RSUs) and non-qualified stock options have been granted to employees and under which non-qualified stock options and RSUs have been granted to non-employee members of the Board of Directors. The Company's 2004 Equity Incentive Plan, as amended and restated (the 2004 Plan), is shareholder approved and permits the grant of stock options and RSUs to employees, non-employee members of the Board of Directors and consultants. At March 31, 2010, 8.2 million shares remained available for future grant under the 2004 Plan. Stock options and RSUs are designed to reward employees for their long-term contributions to the Company and to provide incentive for them to remain employed with the Company. The Company believes that such awards better align the interests of its employees with those of its shareholders.

The Board of Directors or the plan administrator determines eligibility, vesting schedules and exercise prices for equity incentives granted under the plans. Equity incentives granted generally have a term of 10 years. Equity incentives granted in the case of newly hired employees generally vest and become exercisable at the rate of 25% after one year of service and ratably on a monthly or quarterly basis over a period of 36 months thereafter. Subsequent equity incentive grants to existing employees generally vest and become exercisable ratably on a monthly or quarterly basis over a period starting in 48 months and ending in 60 months after the date of grant. Beginning in fiscal 2008, the Company converted its equity granting practices to a quarterly process instead of an annual process. The quarterly grants generally vest 48 months from the date of grant.

Under the plans, 106,177,680 shares of common stock have been reserved for issuance since the inception of the plans.

*Share-Based Compensation Expense*

The following table presents details of share-based compensation expense (amounts in thousands):

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Cost of sales | $ 7,054 (1) | $ 5,845 (1) | $ 6,191 (1) |
| Research and development | 12,194 | 10,866 | 10,695 |
| Selling, general and administrative | 17,530 | 15,770 | 15,960 |
| Pre-tax effect of share-based compensation | 36,778 | 32,481 | 32,846 |
| Income tax benefit | (4,563) | (5,277) | (6,395) |
| Net income effect of share-based compensation | $ 32,215 | $ 27,204 | $ 26,451 |

(1) During the year ended March 31, 2010, $7.0 million was capitalized to inventory, and $7.1 million of capitalized inventory was sold. During the year ended March 31, 2009, $6.7 million was capitalized to inventory and $5.8 million of capitalized inventory was sold. During the year ended March 31, 2008, $6.7 million was capitalized to inventory and $6.2 million of capitalized inventory was sold.

The amount of unearned share-based compensation currently estimated to be expensed in fiscal 2011 through fiscal 2014 related to unvested share-based payment awards at March 31, 2010 is $56.0 million. The weighted average period over which the unearned share-based compensation is expected to be recognized is approximately 2.27 years.

*Combined Incentive Plan Information*

RSU share activity under the 2004 Plan is set forth below:

| | Number of Shares |
|---|---|
| Nonvested shares at March 31, 2007 | 1,687,443 |
| Granted | 1,084,690 |
| Forfeited/expired | (174,755) |
| Vested | (132,813) |
| Nonvested shares at March 31, 2008 | 2,464,565 |
| Granted | 1,876,738 |
| Forfeited/expired | (293,573) |
| Vested | (445,958) |
| Nonvested shares at March 31, 2009 | 3,601,772 |
| Granted | 1,846,241 |
| Forfeited/expired | (120,198) |
| Vested | (689,867) |
| Nonvested shares at March 31, 2010 | 4,637,948 |

The total intrinsic value of RSUs which vested during the year ended March 31, 2010 was $17.5 million. The aggregate intrinsic value of RSUs outstanding at March 31, 2010 was $130.6 million calculated based on the closing price of the Company's common stock of $28.16 on March 31, 2010.

The weighted average fair values per share of the RSUs awarded are calculated based on the fair market value of the Company's common stock on the respective grant dates discounted for the Company's expected dividend yield. The weighted average fair values per share of RSUs awarded in the years ended March 31, 2010, 2009 and 2008 was $20.75, $22.11 and $29.73, respectively. At March 31, 2010, the weighted average remaining expense recognition period was 2.32 years.

Option activity under the Company's stock incentive plans in the three years ended March 31, 2010 is set forth below:

| | Number of Shares | Weighted Average Exercise Price per Share |
|---|---|---|
| Outstanding at March 31, 2007 | 14,740,546 | $ 21.88 |
| Granted | 31,597 | 37.23 |
| Exercised | (2,850,155) | 16.66 |
| Canceled | (189,603) | 25.17 |
| Outstanding at March 31, 2008 | 11,732,385 | 23.14 |
| Granted | 24,000 | 33.90 |
| Exercised | (1,573,183) | 16.33 |
| Canceled | (101,669) | 26.27 |
| Outstanding at March 31, 2009 | 10,081,533 | 24.20 |
| Granted | 12,000 | 27.03 |
| Exercised | (1,492,866) | 22.03 |
| Canceled | (140,888) | 27.79 |
| Outstanding at March 31, 2010 | 8,459,779 | $ 24.52 |

The total intrinsic value of options exercised during the years ended March 31, 2010, 2009 and 2008 was $7.6 million, $22.3 million and $56.5 million, respectively. This intrinsic value represents the difference between the fair market value of the Company's common stock on the date of exercise and the exercise price of each equity award.

The following table summarizes information about the stock options outstanding at March 31, 2010:

| Range of Exercise Prices | Number Outstanding | Weighted Average Exercise Price | Weighted Average Remaining Life (in years) | Number Exercisable | Weighted Average Exercise Price |
|---|---|---|---|---|---|
| $ 10.04- $17.85 | 715,370 | $ 16.10 | 0.98 | 715,370 | $ 16.10 |
| 17.86 - 18.48 | 1,054,311 | 18.48 | 3.01 | 1,054,311 | 18.48 |
| 18.49 - 24.04 | 891,916 | 22.86 | 2.33 | 891,916 | 22.86 |
| 24.05 - 25.26 | 222,053 | 24.51 | 1.73 | 222,053 | 24.51 |
| 25.27 - 25.29 | 1,441,614 | 25.29 | 4.98 | 1,439,954 | 25.29 |
| 25.30 - 27.03 | 653,827 | 26.22 | 3.88 | 648,827 | 26.21 |
| 27.04 - 27.05 | 1,269,900 | 27.05 | 3.98 | 1,269,900 | 27.05 |
| 27.06 - 27.15 | 1,373,834 | 27.15 | 2.01 | 1,373,833 | 27.15 |
| 27.16 - 37.46 | 812,954 | 30.11 | 3.94 | 793,281 | 29.95 |
| 37.47 - 37.84 | 24,000 | 37.84 | 7.38 | 24,000 | 37.84 |
| | 8,459,779 | $ 24.52 | 3.22 | 8,433,445 | $ 24.49 |

The aggregate intrinsic value of options outstanding and options exercisable at March 31, 2010 was $32.6 million and $32.6 million, respectively. The aggregate intrinsic values were calculated based on the closing price of the Company's common stock of $28.16 per share on March 31, 2010.

At March 31, 2010 and 2009, the number of option shares exercisable was 8,433,445 and 8,578,595, respectively, and the weighted average exercise price per share of these options was $24.49 and $23.93, respectively.

The weighted average fair values per share of stock options granted in the years ended March 31, 2010, 2009, and 2008 was $5.90, $10.39 and $11.93, respectively.

The weighted average fair values per share of stock options granted in connection with the Company's stock incentive plans in the years ended March 31, 2010, 2009 and 2008 were estimated utilizing the following assumptions:

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Expected term (in years) | 6.50 | 6.50 | 6.50 |
| Volatility | 36% | 43% | 39% |
| Risk-free interest rate | 2.57% | 3.14% | 3.92% |
| Dividend yield | 5.00% | 4.00% | 3.31% |

## 16. LEASE COMMITMENTS

The Company leases office space, transportation and other equipment under operating leases which expire at various dates through March 31, 2015. The future minimum lease commitments under these operating leases at March 31, 2010 were as follows (amounts in thousands):

| Year Ending March 31, | Amount |
|---|---|
| 2011 | $ 4,549 |
| 2012 | 3,315 |
| 2013 | 1,849 |
| 2014 | 1,102 |
| 2015 | 1,043 |
| Total minimum payments | $ 11,858 |

Rental expense under operating leases totaled $8.2 million, $7.9 million and $7.6 million for the years ended March 31, 2010, 2009 and 2008, respectively.

## 17. GEOGRAPHIC AND OTHER INFORMATION

The Company operates in one operating segment and engages primarily in the design, development, manufacture and marketing of semiconductor products. The Company sells its products to distributors and original equipment manufacturers (OEMs) in a broad range of market segments, performs on-going credit evaluations of its customers and, as deemed necessary, may require collateral, primarily letters of credit. The Company's operations outside the U.S. consist of product assembly and final test facilities in Thailand, and sales and support centers and design centers in certain foreign countries. Domestic operations are responsible for the design, development and wafer fabrication of products, as well as the coordination of production planning and shipping to meet worldwide customer commitments. The Thailand assembly and test facility is reimbursed in relation to value added with respect to assembly and test operations and other functions performed, and certain foreign sales offices receive compensation for sales within their territory. Accordingly, for financial statement purposes, it is not meaningful to segregate sales or operating profits for the assembly and test and foreign sales office operations. Identifiable long-lived assets (consisting of property, plant and equipment) by geographic area are as follows (amounts in thousands):

| | March 31, | |
|---|---|---|
| | 2010 | 2009 |
| United States | $ 332,920 | $ 368,149 |
| Thailand | 147,732 | 152,359 |
| Various other countries | 12,387 | 11,179 |
| Total long-lived assets | $ 493,039 | $ 531,687 |

Sales to unaffiliated customers located outside the U.S., primarily in Asia and Europe, aggregated approximately 77%, 75% and 75% of consolidated net sales for the years ended March 31, 2010, 2009 and 2008, respectively. Sales to customers in Europe represented 25%, 29% and 30% of consolidated net sales for the years ended March 31, 2010, 2009 and 2008, respectively. Sales to customers in Asia represented 51%, 46% and 44% of consolidated net sales for each of the years ended March 31, 2010, 2009 and 2008, respectively. Sales into China, including Hong Kong, represented 25%, 23% and 20% of consolidated net sales for the years ended March 31, 2010, 2009 and 2008, respectively. Sales into Taiwan represented 10% of consolidated net sales for each of the years ended March 31, 2010 and 2008. Sales into any other individual foreign country did not exceed 10% of the Company's net sales for any of the years presented.

The Company had one distributor who represented more than 10% of its net sales during each of fiscal 2010, fiscal 2009 and fiscal 2008. The Company's largest distributor accounted for approximately 12% of its net sales in fiscal 2010, approximately 14% of its net sales in fiscal 2009, and approximately 12% of its net sales in fiscal 2008.

## 18. FAIR VALUE OF FINANCIAL INSTRUMENTS

The carrying amount of cash equivalents approximates fair value because their maturity is less than three months. The carrying amount of short-term and long-term investments approximates fair value as the securities are marked to market as of each balance sheet date with any unrealized gains and losses reported in stockholders' equity. The carrying amount of accounts receivable, accounts payable and accrued liabilities approximates fair value due to the short-term maturity of the amounts. The fair value of the Company's junior subordinated convertible debentures was $1.146 billion at March 31, 2010, and $832.3 million at March 31, 2009 based on the trading price of the bonds.

## 19. DERIVATIVE INSTRUMENTS

The Company has international operations and is thus subject to foreign currency rate fluctuations. To manage the risk of changes in foreign currency rates, the Company periodically enters into derivative contracts comprised of foreign currency forward contracts to hedge its asset and liability foreign currency exposure and a portion of its foreign currency operating expenses. Approximately 99% of the Company's sales are U.S. Dollar denominated. To date, the exposure related to foreign exchange rate volatility has not been material to the Company's operating results. As of March 31, 2010 and 2009, the Company had no foreign currency derivatives outstanding. The Company recognized an immaterial amount of net realized losses on foreign currency derivatives in the three months ended March 31, 2010.

## 20. NET INCOME PER COMMON SHARE

The following table sets forth the computation of basic and diluted net income per share (in thousands, except per share amounts):

| | Year Ended March 31, | | |
|---|---|---|---|
| | 2010 | 2009 | 2008 |
| Net income | $ 217,005 | $ 245,587 | $ 296,793 |
| Weighted average common shares outstanding | 183,642 | 183,158 | 207,220 |
| Dilutive effect of stock options and RSUs | 3,697 | 3,336 | 4,828 |
| Dilutive effect of convertible debt | --- | 294 | --- |
| Weighted average common and common equivalent shares outstanding | 187,339 | 186,788 | 212,048 |
| Basic net income per common share | $ 1.18 | $ 1.34 | $ 1.43 |
| Diluted net income per common share | $ 1.16 | $ 1.31 | $ 1.40 |

Weighted average common shares exclude the effect of antidilutive options. For the year ended March 31, 2010, the number of option shares that were antidilutive were 4,109,841. For the year ended March 31, 2009, the number of option shares that were antidilutive were 3,685,806. For the year ended March 31, 2008, the number of option shares that were antidilutive were 127,219.

Diluted net income per common share for the year ended March 31, 2010 does not include any incremental shares issuable upon the exchange of the debentures (see Note 11). The debentures will have no impact on diluted net income per common share until the average price of the Company's common stock exceeds the conversion price because the principal amount of the debentures will be settled in cash upon conversion. Prior to conversion, the Company will include, in the diluted net income per common share calculation, the effect of the additional shares that may be issued when the Company's common stock price exceeds the conversion price, using the treasury stock method. The weighted average conversion price per share used in calculating the dilutive effect of the convertible debt for the year ended March 31, 2010 was $31.16.

## 21. QUARTERLY RESULTS (UNAUDITED)

The following table presents the Company's selected unaudited quarterly operating results for the eight quarters ended March 31, 2010. The Company believes that all adjustments of a normal recurring nature have been made to present fairly the related quarterly results (in thousands, except per share amounts):

| Fiscal 2010 | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Total |
|---|---|---|---|---|---|
| Net sales | $ 192,949 | $ 226,661 | $ 250,099 | $ 278,020 | $ 947,729 |
| Gross profit | 96,435 | 123,340 | 145,996 | 168,471 | 534,242 |
| Operating income | 31,178 | 52,726 | 72,568 | 88,487 | 244,959 |
| Net income | 27,368 | 44,485 | 69,403 | 75,749 | 217,005 |
| Diluted net income per common share | 0.15 | 0.24 | 0.37 | 0.40 | 1.16 |

| Fiscal 2009 (as adjusted) | First Quarter | Second Quarter | Third Quarter | Fourth Quarter | Total |
|---|---|---|---|---|---|
| Net sales | $ 268,172 | $ 269,706 | $ 192,166 | $ 173,253 | $ 903,297 |
| Gross profit | 163,597 | 164,153 | 104,787 | 83,967 | 516,504 |
| Operating income | 86,632 | 87,181 | 40,474 | 19,041 | 233,328 |
| Net income | 75,547 | 75,720 | 72,356 | 21,964 | 245,587 |
| Diluted net income per common share | 0.40 | 0.40 | 0.39 | 0.12 | 1.31 |

Refer to Note 3, Special Charges, for an explanation of the special charge in the first quarter of fiscal 2010 related to the Company's patent license. Refer to Note 3, Special Charges, for an explanation of the special charges in the fourth quarter of fiscal 2009 related to the Company's patent license and in-process research and development expenses, as well as expenses associated with the abandonment of the Atmel acquisition. Refer to Note 10, Income Taxes, for an explanation of the benefit related to an IRS settlement in the third quarter of fiscal 2010, the benefit related to an IRS settlement and change in tax regulations in the third quarter of fiscal 2009 and a tax benefit from the reinstatement of the R&D tax credit in the third quarter of fiscal 2009.

## 22. SUPPLEMENTAL FINANCIAL INFORMATION

Cash paid for income taxes amounted to $9.8 million, $8.8 million and $25.2 million during the years ended March 31, 2010, 2009 and 2008, respectively. Cash paid for interest on borrowings amounted to $24.4 million and $25.0 million during the years ended March 31, 2010 and 2009, respectively. There was no cash paid for interest on borrowings in the year ended March 31, 2008.

A summary of additions and deductions related to the allowance for doubtful accounts for the years ended March 31, 2010, 2009 and 2008 follows (amounts in thousands):

| | Balance at Beginning of Year | Charged to Costs and Expenses | Deductions (1) | Balance at End of Year |
|---|---|---|---|---|
| Allowance for doubtful accounts: | | | | |
| 2010 | $ 3,176 | $ 90 | $ (157) | $ 3,109 |
| 2009 | 3,152 | 132 | (108) | 3,176 |
| 2008 | 3,544 | --- | (392) | 3,152 |

(1) Deductions represent uncollectible accounts written off, net of recoveries.

## 23. DIVIDENDS

On October 28, 2002, the Company announced that its Board of Directors had approved and instituted a quarterly cash dividend on its common stock.. The initial quarterly dividend of $0.02 per share was paid on December 6, 2003 in the amount of $4.1 million. The Company has continued to pay quarterly dividends and has increased the amount of such dividends on a regular basis. Cash dividends paid per share amounted to $1.359, $1.346 and $1.205 during the years ended March 31, 2010, 2009 and 2008, respectively. Total dividend payments amounted to $249.6 million, $246.7 million and $252.0 million during the years ended March 31, 2010, 2009 and 2008, respectively.

## 24. TRANSACTION WITH SILICON STORAGE TECHNOLOGY, INC. (SST)

On February 2, 2010, the Company entered into an Agreement and Plan of Merger to acquire SST. Subsequent to signing the initial Agreement and Plan of Merger, additional offers to acquire SST were made by third parties, and the Company entered into a First Amendment to the Agreement and Plan of Merger on February 22, 2010, and a Second Amendment to the Agreement and Plan of Merger on March 2, 2010 (the Second Amendment). As part of the Second Amendment, the Company acquired 19.9% of the outstanding shares of SST through the purchase of newly issued shares of common stock at a price of $3.05 per share, the then fair value of the shares. Additionally, as part of the Second Amendment, the Company agreed that in the event its offer to acquire SST at $3.05 per share was superseded by a superior offer by another party, the Company's profit on the shares, and the termination fee under the agreement would not exceed a threshold (the Profit Cap) established in the Second Amendment. Any profits exceeding this threshold would be paid by the Company to SST in cash, or by remitting shares equal in value to the excess profits. Finally, the Second Amendment gave the Company the right, but not the obligation, to require SST to repurchase the shares acquired (the 19.9% ownership shares), at a price of $3.05 per share in the event the acquisition was not completed (the Put Right).

The Company accounted for the Profit Cap and Put Right as a compound embedded derivative, and valued this derivative taking into account the likelihood the derivative would become operable, since both the Profit Cap and the Put Right are contingent upon the acquisition of SST not occurring. The Company concluded that the fair value of the derivative at the acquisition date and at March 31, 2010 were immaterial. The Company has accounted for the investment in shares of SST as an available-for-sale security, and as the value of the shares at March 31, 2010 was the same as that at the acquisition date, no unrealized gains or losses were recognized. On April 8, 2010, the Company acquired the remaining outstanding shares of SST for $3.05 per share in a merger transaction as discussed below.

## 25. SUBSEQUENT EVENTS

On April 8, 2010, the Company closed its acquisition of SST in a merger transaction for $3.05 per share, or $353.8 million, including the $58.4 million of SST shares acquired on March 8, 2010. This business acquisition will be accounted for under the purchase method of accounting. The Company is in the process of completing the purchase price allocation.

On May 24, 2010, the Company consummated the sale of certain non-core assets from its SST acquisition. The sale included inventory, equipment, intellectual property and certain other assets and liabilities associated with various product lines.